Form 20-F
period 2000-10-31
HAEMACURE CORP
filed 2001-12-12
CIK 1115552

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         -------------------------------
                                    FORM 20-F


           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended October 31, 2000

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                        Commission file number: 000-31305

                              HAEMACURE CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's name into English)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                           2001 University, Suite 430
                         Montreal, Quebec H3A 2A6 CANADA
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.
                                      None.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                        Common Shares, without par value
                                (Title of Class)

                          Common Share Purchase Rights
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
                                      None.

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this Annual
Report: 24,232,950 Common Shares, without par value, were outstanding as of October 31, 2000.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                                 Yes__X__ No____

Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17__X__ Item 18______

================================================================================

                                TABLE OF CONTENTS

PART I

      ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

      ITEM 3.   KEY INFORMATION

      ITEM 4.   INFORMATION ON HAEMACURE

      ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      ITEM 8.   FINANCIAL INFORMATION

      ITEM 9.   THE OFFER AND LISTING

      ITEM 10.  ADDITIONAL INFORMATION

      ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

      ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      ITEM 15.  [RESERVED]

      ITEM 16.  [RESERVED]

PART III

      ITEM 17.  FINANCIAL STATEMENTS

      ITEM 18.  FINANCIAL STATEMENTS

      ITEM 19.  EXHIBITS

                              HAEMACURE CORPORATION
                           Annual Report on Form 20-F
                   for the Fiscal Year Ended October 31, 2000

                           FORWARD LOOKING STATEMENTS

This Annual Report includes forward-looking statements. You can identify these statements when you see words such as "expect", "anticipate", "estimate", "believe", "intend", "may", and other similar expressions. These forward-looking statements relate to, among other things, our future capital needs; our expectations about the markets for our products; acceptance of our products; competitive factors; our ability to attract and retain employees; our ability to develop new products; and protection of our intellectual property. Forward-looking statements reflect our current views regarding future events, and such statements are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements that may be expressed or implied by such forward-looking statements to vary materially from the expectations described in the forward-looking statements. These factors include the matters described in the "Risk Factors" section of this Annual Report and elsewhere in this Annual Report, as well as factors described in the other reports and filings made with regulatory authorities from time to time. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements provide incorrect, actual results may vary materially from those described herein. We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise.

                                     PART I

Unless otherwise indicated, all references in this Annual Report to "dollars" or "$" are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this Annual Report has been translated from Canadian dollars to U.S. dollars, but such translations should not be construed as representations that the Canadian dollars represent, or have been or could be converted into, U.S. dollars at the translated rate or any other rate.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

                         SELECTED FINANCIAL INFORMATION

The following table sets forth summary financial data and other financial and operating data of Haemacure Corporation ("Haemacure"). The summary financial data for the five years ended October 31, 2000 are derived from the Consolidated Financial Statements of Haemacure which have been audited by Ernst & Young LLP, independent chartered accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report.

Haemacure's Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. In certain respects, Canadian GAAP differs from U.S. GAAP. See "Operating and Financial Review and Prospects" and Note 16 to Haemacure's Consolidated Financial Statements included elsewhere in this Document for a description of material differences between U.S. GAAP and Canadian GAAP as they relate to the Consolidated Financial Statements of Haemacure and a reconciliation to U.S. GAAP of Haemacure's net losses and balance sheets and cash flow statements items.

                                                                     Fiscal Years Ended October 31,
                                                        2000        1999        1998        1997        1996
                                                     ----------  ----------  ----------  ----------  ----------
                                                     (in thousands of Canadian dollars, except per share amounts)
Statement of Operations Data:

Amounts in accordance with
  Canadian GAAP:
Total Revenues                                       $  13,382   $   5,766   $   1,063   $   1,041   $     652
Operating Expenses [1]                                  24,709      21,781      14,302       9,620       5,188
Loss Before Income Taxes                               (12,288)    (16,853)    (13,631)     (8,664)     (4,686)
Net Loss                                               (12,323)    (16,916)    (13,656)     (8,690)     (4,494)
Net Loss Per Common Share (Basic
   and diluted)                                      $   (0.66)  $   (1.26)  $   (1.24)  $   (0.79)  $   (0.58)

Amounts in accordance with U.S.
  GAAP:
Total Revenues                                       $  13,382   $   5,766   $   1,063   $   1,041   $     652
Operating Expenses [1]                                  24,977      21,458      14,932       9,527       5,293
Loss Before Income Taxes                               (12,556)    (16,530)    (14,261)     (8,571)     (4,791)
Net Loss                                               (12,591)    (16,593)    (14,286)     (8,597)     (4,599)
Net Loss Per Common Share (Basic
   and diluted)                                      $   (0.67)  $   (1.24)  $   (1.30)  $   (0.78)  $   (0.59)

Balance Sheet Data
   (at period end):

Amounts in accordance with
  Canadian GAAP:
Cash and Cash Equivalents                            $   7,073   $   1,421    $  2,493   $   1,166   $  16,928
Temporary Investments                                    2,168       9,832       9,656      16,470      10,081
Working Capital                                          7,912      12,140      11,022      17,368      27,735
Total Assets                                            31,850      26,525      29,968      22,814      31,665

Long-term Debt                                             951         918         922         935       1,034
Other Liabilities                                        7,656      10,162       9,840          --          --

Share Capital [2]                                       82,564      64,878      49,367      42,110      42,110
Deficit                                                (67,753)    (52,472)    (35,556)    (21,900)    (13,210)
Additional paid-in capital                                 830          --          --          --          --
Shareholders' Equity                                 $  15,641   $  12,406    $ 13,811   $  20,210   $  28,900
Number of common shares
  outstanding (in thousands of shares)                  24,233      16,009      11,023      10,983      10,983

[1]  Operating expenses are defined as total expenses, less the total of interest on other liabilities, interest on long-term debt, and other financial expenses.

                                                                     Fiscal Years Ended October 31,
                                                        2000        1999        1998        1997        1996
                                                     ----------  ----------  ----------  ----------  ----------
                                                     (in thousands of Canadian dollars, except per share amounts)
Amounts in accordance with U.S.
  GAAP:
Cash and Cash Equivalents                            $   7,073   $   1,421   $   2,493   $   1,166   $  16,928
Temporary Investments                                    2,168       9,832       9,656      16,470      10,081
Working Capital                                          7,912      12,140      11,022      17,368      27,735
Total Assets                                            31,400      26,343      29,154      22,398      31,156

Long-term Debt                                             951         918         922         935       1,034
Other Liabilities                                        7,656      10,162       9,840          --          --

Share Capital [2]                                       77,399      62,672      46,852      39,364      39,364
Deficit                                                (63,039)    (50,448)    (33,855)    (19,570)    (10,973)
Additional paid-in capital                                 830          --          --          --          --
Shareholders' Equity                                 $  15,190   $  12,224    $ 12,997   $  19,794   $  28,391

[2]  Figure for fiscal 1998 includes share capital, paid-up and not issued, amounting to $7,101,544.

                                 EXCHANGE RATES

Haemacure publishes its consolidated financial statements in Canadian Dollars. The following table sets forth the exchange rates of the Canadian Dollar to the U.S. Dollar at the end of fiscal years 1996 through 2000, as well as the high, low and average exchange rates for each of such periods. The second table below sets forth the high and low exchange rates for each month during the previous six months. All such rates are expressed in CDN $ to US $1, being the noon buying rates in New York City for cable as certified for customs purposes by the Federal Reserve Bank of New York. On November 30, 2001, US $1.00 equaled CDN $1.57.
                                         Year Ended October 31,
                     --------------------------------------------------------
                        1996      1997        1998        1999        2000
-----------------------------------------------------------------------------
High                   $ 1.38    $ 1.41      $ 1.58      $ 1.56       $1.53
Low                    $ 1.34    $ 1.33      $ 1.40      $ 1.45       $1.47
Average (1)            $ 1.36    $ 1.38      $ 1.47      $ 1.49       $1.47
At end of Period       $ 1.34    $ 1.41      $ 1.54      $ 1.47       $1.52
--------------------
(1) The average of the exchange rates on the last day of each month in the applicable period.

                    Month          High during         Low during
                                      month               month
             -----------------------------------------------------
               June 2001               $1.53             $1.51
               July 2001               $1.54             $1.51
               August 2001             $1.54             $1.52
               September 2001          $1.57             $1.55
               October 2001            $1.59             $1.55
               November 2001           $1.60             $1.58

                                  RISK FACTORS

Shareholders and prospective investors in Haemacure should carefully consider each of the following risks and all of the other information set forth in this Annual Report. The risks and uncertainties described below are not the only ones facing Haemacure. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

WE HAVE NOT REALIZED A PROFIT TO DATE.

We commenced operations in 1991. To date, we have not realized a profit and there can be no assurance that we will either achieve or maintain profitability in the future. Investors cannot expect to receive a dividend on our Common Shares in the foreseeable future.

OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION.

The manufacture and sale of blood products in the United States and Canada are governed by a variety of statutes and regulations in both countries. These laws require approval of manufacturing facilities, controlled research and testing of products, government review and approval of submissions containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval, which is based on establishing the safety and efficacy of the product for each use sought. The process of obtaining required approvals can be costly and time-consuming and there can be no assurance that our products or any future products will be successfully developed, prove to be safe and effective in clinical trials or receive applicable regulatory approvals. Markets other than the United States and Canada have similar restrictions. The failure by Haemacure to obtain regulatory approvals for its products or for the facilities where our products will be manufactured could have a material adverse effect on our business and results of operations.

Shareholders should be aware of the risks, problems, delays, expenses and difficulties which may be encountered by us in view of the extensive regulatory environment in which we operate. In particular, bovine components such as aprotinin and thrombin may be subject to review by the regulatory authorities.

OUR RIGHT TO MARKET AND SELL HEMASEEL APR IS SUBJECT TO A LICENSE AGREEMENT WITH IMMUNO INTERNATIONAL AG.

We acquired rights to Hemaseel APR under license and manufacturing agreements with Immuno, as required by a consent order of the United States Federal Trade Commission ("FTC") in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license in certain situations, including if Haemacure fails to obtain approval from the United States Food and Drug Administration (the "FDA") before July 28, 2002 to manufacture Hemaseel APR itself, provided that the FTC may extend the license. There can be no assurance that Haemacure will obtain the necessary FDA approval before July 28, 2002, and if not, there can be no assurance that the FTC will extend the license. The termination of the license by the FTC would have a material adverse effect on our business and results of operations.

WE WILL NEED ADDITIONAL FINANCING TO FUND OUR EXPECTED GROWTH.

We will require additional financing to fund our expected growth. Such funding may come from internally-generated cash flow, from additional equity or debt financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. However, no assurance can be given that such funding will be available.

THERE IS NO GUARANTEE THAT THE MARKET FOR OUR PRODUCTS WILL CONTINUE TO GROW.

Although we believe that a significant market exists for our products, there can be no guarantee as to the existence or size of such market. We also believe that the market for our products will continue to expand. These assumptions may prove to be incorrect for a variety of reasons, including the failure to obtain regulatory approval with respect to certain of its products or for various applications, competition from other products and the degree of commercial viability of our products.

WE ARE CURRENTLY DEPENDENT UPON A SINGLE PRODUCT AND SINGLE SUPPLIER.

At present, virtually all of our revenues are derived from the sale of Hemaseel APR. The failure by Haemacure to increase the level of sales of Hemaseel APR could have a have a material adverse effect on its business and results of operations.

We currently purchase all of our Hemaseel APR from Immuno International AG pursuant to a manufacturing agreement entered into in April 1997. Consequently, we are materially dependent on our supply relationship with Immuno. We have entered into a manufacturing agreement with Bio Products Laboratory (BPL), an agency of the British National Blood Authority, providing for the manufacture of fibrin sealant by BPL. However, the BPL manufacturing facility is still under construction, and we do not believe that BPL will be able to supply the product from such facility prior to 2003. If, prior to such time, there is an interruption in the supply of product from Immuno or a loss of the supply relationship, such interruption or loss could have a material adverse effect on our business and results of operations. Additionally, our future business will be materially dependent on upon our relationship with BPL, and the loss of this relationship would likely have a material adverse impact on our future business.

OUR FUTURE PRODUCTS MAY NOT RECEIVE NECESSARY REGULATORY APPROVALS.

Except for Hemaseel APR, our first fibrin sealant, and our delivery devices, all of our products are in research or preclinical or clinical development, including the frozen formulation of Hemaseel APR and Hemaseel HMN. We have not received marketing approval for any of these other products from the FDA or any other foreign regulatory body. The development and commercialization of new products are highly uncertain, as is the timing associated with these activities. Among other things, potential products that may appear to Haemacure to be promising may not reach the market for a number of reasons, including the possibility that the potential products will be found to be ineffective or to cause harmful side effects during preclinical testing or clinical trials, will fail to receive necessary regulatory approvals, will be difficult to manufacture on a commercial scale, will be uneconomical, will fail to achieve market acceptance or will be precluded from commercialization by the proprietary rights of third parties. No assurance can be made that any of our development programs will be successfully completed, that clinical trials will generate anticipated results or will commence or be completed as planned.

WE FACE SIGNIFICANT COMPETITION.

Many of our current and potential competitors have greater financial, marketing, technical and other resources than Haemacure. There can be no assurance that we will be able to compete successfully with its existing competitors or new competition.

WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR PRODUCTS.

We commenced selling our fibrin sealant products in June 1998. In order to market our products directly, we have been required to develop a marketing and sales force with technical expertise and with supporting distribution capability. There can be no assurance that our sales or marketing efforts will be successful. To the extent that we rely on third parties to market and distribute our products, the commercial success of such products may be outside of our control.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH.

We expect that if our efforts are successful, Haemacure will experience a period of rapid growth which could place a significant strain on its resources. If Haemacure's management is unable to manage growth effectively, operations could be adversely affected.

WE MAY BECOME EXPOSED TO PRODUCT LIABILITY CLAIMS.

The development, manufacture and sale of our products may expose Haemacure to product liability claims. Although to date no claim has been asserted against Haemacure, there can be no assurance that we will not experience losses due to product liability claims in the future. Although Haemacure currently has general liability insurance and product liability insurance, there can be no assurance that such coverage will be available to us in the future on reasonable terms, if at all. In addition, there can be no assurance that all of the activities encompassed within our business are or will be covered under its policies. We may require additional product liability coverage if we significantly expand commercialization of our products. Such additional coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Any claims or series of claims against Haemacure, regardless of their merit or eventual outcome, could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT UPON KEY PERSONNEL.

Our future success is based in large part on the quality of our key personnel and, in particular, our executive officers. There can be no assurance that we will be able to retain our current personnel or attract new personnel of equal quality. Certain of the senior officers have entered into employment agreements with Haemacure.

OUR STOCK PRICE MAY EXPERIENCE VOLATILITY.

Market prices for securities of biotechnology companies such as Haemacure are generally volatile. Factors such as announcements (publicly made or at scientific conferences) of technological innovations, new commercial products, patents, the development of proprietary rights by Haemacure or others, results of clinical trials, regulatory actions, publications, quarterly financial results or public concerns over the safety of biotechnology, future sales of securities by Haemacure or by its current shareholders and other factors could have a significant effect on the market price of the Common Shares.

PROTECTING OUR PATENTS AND PROPRIETARY INFORMATION IS COSTLY AND DIFFICULT.

While we have filed patent applications covering our technology in a number of countries and have been successful in obtaining a certain number of patents, there can be no assurance that all of the applications will lead to grants of patents. Moreover, the complexity of patent laws in various jurisdictions and the significant cost of patent conflicts and patent litigation mean that there can be no assurance that the patents will provide us with a strong and enforceable proprietary position with respect to the technology we utilize. Although we believe that our products and technology do not infringe proprietary rights or patents held by others, there can be no assurance that third parties will not assert infringement claims in the future. In addition, others may have filed patent applications and may have been granted patents or otherwise obtained proprietary rights to technologies potentially useful to Haemacure. The extent to which we may be required to seek licences under patents or other proprietary rights of third parties, and the cost and availability of such licences or rights, is currently unknown. The extent to which we may be required to modify our research and development projects or products by reason of the claimed rights of others is also unknown. Our products and technologies could be subject to claims of infringement of patented or proprietary technology of others. We may not be able to afford the expense of enforcing pir proprietary rights, acquiring further rights or defending itself against infringement charges by others.

In May 2000, Haemacure was advised that an opposition had been filed in the European Patent Office by a third party with respect to Haemacure's "salting out" patent. The opposition claims that the "salting out" process is not patentable due to lack of inventive activity. We have filed an answer to the opposition and are of the view that the opposition, even if successful, would not have a material adverse effect on our operations.

WE FACE POTENTIAL LOSSES DUE TO FOREIGN CURRENCY EXCHANGE RISKS.

We incur certain expenses, principally relating to salaries and operating expenses, at our Montreal office, in Canadian dollars. All other expenses are derived in US dollars. As a result, Haemacure is exposed to the risk of losses due to fluctuations in the exchange rates between the United States dollar and the Canadian dollar. Haemacure does not currently engage in hedging activities. We cannot say with any assurance that we will not suffer losses as a result of unfavorable fluctuations in the exchange rates between the United States dollar and Canadian dollar.

ITEM 4.  INFORMATION ON HAEMACURE

Haemacure Corporation ("we" or "Haemacure") was incorporated on August 19, 1991 pursuant to the Canada Business Corporations Act. Haemacure's principal offices are located at 2001 University, Suite 430, Montreal, Quebec H3A 2A6, Canada. Haemacure's shares have been publicly traded on the Toronto Stock Exchange since June 1996. In 1996, Haemacure created a wholly-owned subsidiary in the United States, Haemacure Corporation ("HAE-US"), under the laws of Delaware, with headquarters in Sarasota, Florida for the purpose of distributing and marketing Haemacure's products.

Overview

Haemacure is a leader in the development, marketing and sale of surgical sealants and related medical devices for the acute surgical wound management market. In order to serve this market, Haemacure has focused on the development and the commercialization of its proprietary and licensed fibrin sealants and surgical devices for use in a broad range of applications. Fibrin sealant is a tissue sealant comprised of fibrinogen and thrombin extracted from human plasma. It is used in surgical procedures to arrest bleeding and as an adjunct to wound healing. Fibrin sealants have been used in Europe and Japan for more than a decade and were approved in 1998 for sale in the United States. Based on independent market studies conducted by Frost & Sullivan, Haemacure estimates that the annual U.S. market for fibrin sealants could grow to as much as US $666 million by 2003. Haemacure's sales in the U.S. for the fiscal year ended October 31, 2000, were Cdn. $12.9 million (approximately US $8.4 million).

Haemacure believes that it is a leader in the surgical sealant market because it is the first company (along with Baxter International) to market an FDA-approved fibrin sealant product in the United States. Additionally, in collaboration with ZLB Bioplasma AG, Haemacure is currently in the process of developing a next generation fibrin sealant product known as Hemaseel HMN, and Haemacure is also at the forefront of developing efficient and diverse methods for delivering surgical sealants in multiple surgical modalities. Haemacure is one of only a handful of companies, especially in the U.S., which is dedicated primarily to surgical sealants and their delivery devices.

Hemaseel APR is the first fibrin sealant marketed by Haemacure. Haemacure acquired a license for the product in 1997 from Immuno International AG ("Immuno") at the time of the acquisition of Immuno by Baxter International, Inc. ("Baxter"). The product received approval from the United States Food and Drug Administration (the "FDA") for marketing in May 1998 and was launched commercially in the United States by Haemacure one month later. Hemaseel APR has been approved by the FDA for use in surgeries involving cardiopulmonary bypass, spleen repair surgery, and colostomy closures, and Hemaseel APR is marketed by Haemacure to hospitals and surgeons for this purpose.

Hemaseel APR contains two human blood components, fibrinogen and thrombin, which form the essential part of a blood clot, and a third component, aprotinin, which acts as an anti-fibrinolytic agent. An "anti-fibrinolytic agent" is a protein inhibitor that slows the degradation of the fibrin clot, which is the blood clot that forms when fibrinogen and thrombin are combined. Only one competitive fibrin sealant product (marketed by Baxter) has been approved for use in the United States. This provides Haemacure with a significant opportunity to penetrate the United States tissue sealant market, especially in light of Haemacure's sales force (which is dedicated primarily to fibrin sealants) and Haemacure's educational programs (which are designed to educate medical professionals regarding the use of fibrin sealants).

Sales of Hemaseel APR have increased each quarter since its launch by Haemacure in June 1998. During the fiscal year ended October 31, 1999, Haemacure sold Hemaseel APR to more than 500 accounts in the United States and recorded sales of $5.5 million, representing approximately 18% of the current United States fibrin sealant market, as estimated by Frost & Sullivan. Haemacure's short-term objective is to increase sales of Hemaseel APR through marketing initiatives designed to increase the visibility of Hemaseel APR in the United States surgical community.

Haemacure's second fibrin sealant is Hemaseel APR (FF), also acquired under license from Immuno. Hemaseel APR (FF) is a frozen formulation of Hemaseel APR, delivered by way of pre-filled syringes. The FDA application for Hemaseel APR
(FF) was submitted in July, 2000, and product approval is anticipated in 2002. After approval, production of the product will take another 4-6 months before Haemacure will be in a position to market the product in the United States.

Haemacure believes that Hemaseel APR (FF) will be significantly easier for surgeons to use than Hameaseel APR. Because the unfrozen version of Heemaseel APR is delivered in freeze-dried vials, the unfrozen version requires reconstitution, which consists of adding various solutions and buffers to the product prior to use. The reconstituted liquid must then be transferred into syringes. However, because Heemaseel APR (FF) is delivered in pre-filled syringes, no reconstitution steps or preparation other than thawing are necessary.

The shelf life of Hemaseel APR is two years from the date of manufacture. The product is batch-dated for expiration, and it is rendered obsolete several months before the expiration date because hospitals will not use short-dated product. Hemaseel APR (FF) is currently under submission with the FDA, and its shelf life has not yet been established.

In 1999, Haemacure entered into an agreement with Bio Products Laboratory ("BPL"), an agency of the British National Blood Authority, pursuant to which BPL will manufacture Hemaseel APR and Hemaseel APR (FF) for Haemacure. The agreement was recently approved by the British government and a final version of the agreement was signed. Haemacure expects that the BPL manufacturing facility, which is located in Elstree, England, will be operational in 2002 and that Haemacure will receive FDA approval to market Hemaseel APR manufactured there in 2002 or 2003. Until that time, Immuno will continue to supply Haemacure with Hemaseel APR and Hemaseel APR (FF).

Haemacure's third fibrin sealant is Hemaseel HMN, a proprietary product currently undergoing Phase II studies in preparation for Phase III clinical trials for vascular applications. Haemacure believes that Hemaseel HMN may be more appropriate than Hemaseel APR in certain applications, such as neurosurgery, because Hemaseel APR contains aprotinin, which is a bovine-derived product. On the other hand, Hemaseel HMN is an all-human product. In addition to neurosurgery, Hemaseel HMN may be more appropriate in other procedures in which aprotinin provides no clinical benefit.

The pilot studies and clinical trials for Hemaseel HMN are being funded and managed by ZLB Central Laboratory Blood Transfusion Service SRC (Swiss Red Cross) (the "ZLB") under a June 1999 licensing agreement with Haemacure. At that time, the ZLB also made an equity investment in Haemacure of US $9.8 million, as a result of which the ZLB became Haemacure's largest shareholder. Haemacure hopes to have FDA approval of Hemaseel HMN in 2003.

Under the licensing agreement, the ZLB acquired the right to market Hemaseel HMN (under a different trademark) in exchange for the ZLB's commitment to fund and manage the regulatory approval process for Hemaseel HMN in the United States and Europe, including the completion of Phase III clinical trials. The ZLB will also pay a royalty to Haemacure on its sales of Hemaseel HMN. Haemacure retains the right to also market Hemaseel HMN directly.

The June 1999 agreement represented a continuation of the ZLB's long-standing relationship with Haemacure, which includes: (i) an agreement in 1996 whereby Haemacure and the ZLB shared the cost of the development of a scaled-up manufacturing process for Haemacure's fibrin sealant proprietary technology;
(ii) a commitment by the ZLB of US $13.5 million in November 1997 for the construction of a plant in Bern, Switzerland to manufacture Hemaseel HMN; and
(iii) an equity investment in July 1998 by the ZLB of US $4.8 million in Haemacure.

On June 7, 2000, the ZLB announced that it had been sold by the Swiss Red Cross to CSL Limited, identified in the announcement as Australia's largest manufacturer of biopharmaceutical products. CSL effected the acquisition through a wholly owned subsidiary, ZLB Bioplasma AG. Haemacure and ZLB Bioplasma AG are currently in negotiations to determine how the Hemaseel HMN project will proceed.

Haemacure is also developing Hemaseel Thrombin, a human plasma-derived topical hemostat used to arrest bleeding during surgical procedures. At present, commercially available therapeutic thrombin products are bovine-derived; Haemacure believes that the introduction of a human thrombin product, such as Hemaseel Thrombin, would provide significant clinical advantages. Haemacure anticipates FDA approval for Hemaseel Thrombin in 2003. Haemacure also continues to develop and market delivery devices. Haemacure expects that its HemaMyst aerosol delivery system, which Haemacure launched in the United States during 2000, will complement Haemacure's proprietary HemaSyst delivery device, a double-syringe applicator also currently marketed in the United States.

Haemacure has offices in Montreal, Quebec and Sarasota, Florida and laboratories in Kirkland, Quebec. As of October 31, 2000, Haemacure had 45 employees.

Business Strategy

Haemacure's goal is to build on its position as a leader in the development, marketing and sale of surgical sealants and delivery devices. The following objectives form a part of Haemacure's strategy to achieve this goal:

* continue to build a sales force dedicated to selling directly to hospitals and surgeons, the end-users of surgical sealants

* increase sales and market share of Hemaseel APR in its current approved applications, in part by providing surgeons with comprehensive educational programs

*    accelerate sales of Hemaseel APR through the introduction of Hemaseel APR
     (FF), an easier-to-use formulation

*    develop and acquire delivery devices for specific surgical applications

* introduce Hemaseel HMN, to target a larger number of surgical procedures for Haemacure's products and develop and introduce Hemaseel HMN (FF)

* license and acquire products that are complementary to Haemacure's fibrin sealant products

* establish worldwide distribution networks for its products through licensing and co-marketing arrangements with international organizations

* use its fibrin sealant proprietary technology as a platform, by incorporating other technologies to develop a variety of innovative products and delivery devices for the wound closure and therapeutic markets

Haemacure believes that its focus on the acute surgical wound care market provides it with an advantage over its competitors. Existing European manufacturers of fibrin sealants and potential United States competitors are generally plasma fractionation companies, whose core business is not the production of surgical sealants, but rather the production of plasma protein factors destined for the blood bank and hematology markets. Haemacure, by contrast, develops products for, and directs its marketing primarily to, surgeons in a variety of surgical specialties.

As noted above, one of the objectives of Haemacure's business strategy is to develop and acquire new delivery devices for specific surgical applications. The current double syringes delivery device is not appropriate for all surgical applications, such as a femoral artery puncture site. Consequently, Haemacure believes that a key component of the expansion of the use of fibrin sealants is to develop and/or acquire new delivery devices. It is Haemacure's objective to both develop internally, in collaboration with various surgical specialists, and/or to acquire from innovative surgeons or small companies, new devices that will facilitate the delivery of fibrin sealant and other surgical products in particular applications.

The Wound Management Market

Different types of wounds vary in severity and require a particular wound care technique, which may change as healing progresses. These wounds can be classified in four categories: surgical wounds, burn wounds, chronic wounds and trauma wounds. Surgical wounds are caused intentionally during surgical procedures. Burn wounds are generally regarded as the most complex and serious type of skin wound. Chronic wounds (such as diabetic ulcers) are generally associated with a systemic problem in the patient. Trauma wounds are generally incurred as a result of an accident or injury. There are two segments to the wound management market: wound closure (acute surgical wound care products) and wound healing (therapeutics). Haemacure is involved primarily in the wound closure market.

Wound Closure

According to Frost & Sullivan, the annual market for wound closure products in the United States was approximately US $1.4 billion in 1998 and is projected to grow to more than US $2 billion annually by 2005. Wound closure products are used to close either surgical or trauma wounds. Until recently, these products fell into three basic categories: sterile tapes/strips; sutures/surgical gut; and mechanical devices such as staplers. Recently, a fourth category has emerged: surgical sealants, including fibrin sealants.

Tissue Sealants: Fibrin Sealants

Fibrin sealants are biological products used to control bleeding, seal air and fluid leaks, and strengthen tissue bonding in surgical wound closure procedures. Fibrin sealants are also used to promote wound healing. Fibrin sealant applications include general and abdominal surgery, ophthalmic surgery, neurosurgery, ear, nose and throat surgery, plastic maxillo-facial and dental surgery, thoracic and cardiovascular surgery, trauma, orthopedics, urology, gynecology and obstetrics. In 1996, the Marketing Research Bureau, Inc. estimated that approximately 9.3 million procedures annually in the United States could potentially benefit from the use of fibrin sealants or other tissue sealants.

Fibrin sealants have become an accepted tool in many fields of surgery. In Europe and Japan, where fibrin sealants have been used extensively for a number of years, fibrin sealants have proved valuable in certain conventional surgical techniques, including the following:

*    partial hepatectomy (removal of a portion of the liver)

*    end-to-end anastomosis (connecting vessels and/or organs together)

*    cardiovascular by-pass surgery (by-pass of a blocked coronary blood vessel)

* pneumostasis in partial lobectomy (suppression of air leaks in the lungs in the course of partial lung removal)

*    minor bronchopleural fistulae (suppression of air leaks in the bronchus)

Fibrin sealants have also increased pre- and post-operative safety and made new therapeutic approaches possible. Fibrin sealants reduce suturing requirements, and in some instances can be used instead of suturing. The action of the fibrin sealant simulates the last step of the physiological process of coagulation and depending on its applications, can arrest bleeding and close the wound, thus reducing the amount of blood required in transfusions.

Fibrin sealants have the following advantages when compared to traditional wound closure products such as sutures or staples:

*    highly effective as hemostatic and adhesive agents

* consist of human biological components, which are naturally resorbed by the body

* can serve as carriers for the release of antibiotics and other therapeutic agents

*    can reduce the need for blood transfusions and speed the healing process

As a result of these advantages, fibrin sealants can reduce hospitalization time and provide cost savings to patients, hospitals and health management organizations.

The use of fibrin sealants is well established in Europe and Japan, having been available in these markets for more than a decade. However, fibrin sealant products were not available for sale in the United States until May 1998, when Hemaseel APR and a competing fibrin sealant were approved by the FDA. Haemacure believes that the fibrin sealant market has the potential for rapid growth, enhanced by increased awareness on the part of surgeons and the development of second-generation sealants and delivery devices that allow faster and more effective application and reduced training times for surgeons.

Due to the fact that FDA approval of fibrin sealants is a recent development, a number of surgeons in the United States continue the practice of creating a fibrin glue during surgery by mixing cryoprecipitate with a high concentration of bovine thrombin. "Cryoprecipitate" consists of precipitate blood proteins obtained after thawing frozen blood plasma, and "bovine thrombin" consists of thrombin derived from the plasma of a cow. The resulting fibrin glue is commonly referred to as "home brew." The risks associated with this procedure include potential viral infections which may be caused by using cryoprecipitate that has not undergone anti-viral treatment, and immunological reactions which may be caused by the bovine thrombin which is mixed with the cryoprecipitate. In a small percentage of cases, surgeons will use autologous plasma cryoprecipitate, that is, one obtained from the patient's own blood. Autologous plasma cryoprecipitate constitutes an improvement by reducing the risk of viral infections; however, the use of autologous plasma cryoprecipitate in preparing fibrin glue requires sophisticated equipment, complex and time-consuming preparation and yields a low performance tissue adhesive that is often unreliable and non-reproducible. Haemacure believes that Hemaseel APR and other fibrin sealants which receive FDA approval will successfully replace the current forms of cryoprecipitate, due to the fact that they combine safety, reliability and ease of use.

Arterial Puncture Closure (including PCTA closure)

Another important potential market for fibrin sealants is arterial puncture closures, including percutaneous transluminal coronary angioplasty ("PCTA") closures. A PCTA procedure is an angioplasty procedure under which the catheter is inserted into the femoral artery located in the groin area. As reported by Stephens Inc., percutaneous insertion of catheters and various treatment systems has created a substantial need for a fast, cost-effective method to stem bleeding following a PCTA procedure. In 1998, there were approximately 7.5 million PCTA procedures annually worldwide. Stephens Inc. further reports that it believes the market for PCTA puncture sealing devices will prove to be one of the first significant surgical sealant markets, with annual revenue potential in excess of US $900 million.

Puncturing a large artery like the femoral artery, which is required as part of a PCTA procedure, creates a serious bleeding problem. Stemming blood flow is frequently hampered by the use of anti-coagulant therapies that are routinely part of any therapeutic coronary procedure. The predominant method of sealing these puncture wounds is pressure, which can be applied manually (for example, by a nurse clamping down on the site for hours) or mechanically with sandbags or clamps; the objective is to form a blood clot to close the puncture site. The entire process can last four to eight hours and is one of the most unpleasant and time-consuming aspects of any coronary angioplasty procedure. Haemacure believes that fibrin sealants can speed the sealing process and reduce its cost.

Adhesion Prevention Agents

Adhesion prevention agents represent another potential market for fibrin sealants. Adhesions are a type of scar that form an abnormal connection between two parts of the body, which may result in severe clinical problems. Haemacure believes that the adhesion prevention segment of the surgical sealant market is potentially larger than the tissue sealant segment. Frost and Sullivan report that the United States market for adhesion prevention products was

US $39 million in 1998 and is expected to grow at a compound annual rate of 42% through 2005. Fibrin sealant as an adhesion prevention agent can prevent unwanted binding of two tissues after surgery, which causes hyperthropic scarring; that is, the growth of scar tissue. By way of example, in spinal surgery, the membrane covering the spinal cord must remain separated. Studies are currently underway to demonstrate that fibrin sealants have useful adhesion prevention characteristics.

With its estimated 18% share of the fibrin sealant market in the United States in 1999 and its dedication to the development of new sealant preparations and delivery devices, which are designed to make the application of fibrin sealants easier and more effective, Haemacure believes that it is well positioned to take advantage of the potential growth in the United States fibrin sealant market.

Proprietary Technology

The main components of fibrin sealants are fibrinogen and thrombin, which are extracted from human blood plasma. Haemacure has developed a patented process to extract fibrinogen and thrombin from human plasma, resulting in Haemacure's fibrin sealant proprietary technology. This patented process allows a more gentle separation and purification of proteins, which may produce a higher quality fibrin sealant. Haemacure believes that this differentiates its fibrin sealant technology from other fractionation methods. Haemacure's fibrin sealant proprietary technology led to the development of Hemaseel HMN.

Haemacure's technology incorporates two anti-viral treatments evaluated by third-party laboratories: (i) a chemical solvent detergent to inactivate lipid-containing, enveloped viruses; and (ii) a terminal thermal processing on the finished product. This technology has resulted in products demonstrating a high level of safety with no adverse events reported in pre-clinical animal studies and human clinical studies. To Haemacure's knowledge, all other commercially-produced fibrin sealants are submitted to only one type of anti-viral treatment.

One of the distinguishing features of the fibrin sealant resulting from Haemacure's proprietary technology, such as Hemaseel HMN, is that it does not contain aprotinin, a bovine-derived fibrinolytic protein inhibitor. The two current FDA-approved fibrin sealants, including Hemaseel APR, contain aprotinin. Aprotinin slows the conversion of plasminogen to plasmin; plasmin has the effect of degrading blood clots created by the sealant. Fibrin sealants containing aprotinin are better suited for certain surgeries, such as cardiopulmonary bypass surgery, while fibrin sealants without aprotinin are more appropriate for other surgeries, such as neurosurgery. Haemacure's proprietary technology removes plasminogen from its fibrinogen matrix component by using EACA. As a result, Hemaseel HMN will be free of the bovine-derived aprotinin.

Haemacure's proprietary technology also provides a product that Haemacure believes is superior as a delivery agent for incorporation with other biomaterials, growth factors or drugs. See "Current Products and Product Development - Hemaseel HMN". Haemacure intends to broaden its position in the wound management market by combining its proprietary technology with other proven technologies.

Haemacure's proprietary technology produces quantities of human thrombin which surpass the amounts required to produce fibrin sealant. Haemacure intends to take advantage of this thrombin production to develop and market a human plasma-derived thrombin product. See "Current Products and Product Development - Hemaseel Thrombin."

Current Products and Product Development

Hemaseel APR

While fibrin sealants have been commercially available in Europe and Japan for many years, Hemaseel APR and a competitive product became the first fibrin sealants marketed in the United States, following their approval by the FDA in the spring of 1998. Based on the demonstration of safety and efficacy in controlled clinical trials, Hemaseel APR has been approved by the FDA for use for hemostasis in surgeries involving cardiopulmonary by-pass and in treatment of injuries to the spleen caused by abdominal trauma, as well as in sealing of colostomy closures.

Hemaseel APR is an effective hemostatic agent capable of arresting bleeding, with the necessary mechanical strength to attach tissues together and to last through the first phase of the body's healing process. In an open-label crossover study against controlled topical sealant agents in 489 patients undergoing cardiovascular re-operation or resternotomy, Hemaseel APR controlled bleeding in five minutes or less in 65% of the patients, compared to 31% using current standard methods.

Hemaseel APR is sold in a kit consisting of four vials, two of which are lyophilized (freeze-dried), and a syringe assembly. The first vial contains fibrinogen at a concentration of 100 mg/ml. The second vial contains thrombin at a concentration of 500 international units (IU) for each ml of fibrinogen. The third vial contains aprotinin at a concentration of 3,000 KIU per ml. The fourth vial contains calcium chloride, which is mixed with the thrombin. The thrombin converts the fibrinogen into a fibrin matrix which has hemostatic sealing and adhesive properties. The aprotinin acts as an anti-fibrinolytic agent to slow the degradation of the blood clot by reducing the fibrinolysis activity of the plasminogen.

Hemaseel APR is applied in a simple manner. By way of example, in cardiac by-pass surgery, after the surgeon joins the arteries, Hemaseel APR is sprayed by the surgeon over the suture line to prevent bleeding when the heart is restarted. Approximately 5 ml of Hemaseel APR are used for each by-pass operation. Typically, a nurse will prepare the Hemaseel APR during the surgery. This involves the reconstitution of the product and loading of the double-syringe applicator through which Hemaseel APR is sprayed. The reconstitution and loading of the applicator requires approximately 10 minutes. Once reconstituted and loaded in the applicator, Hemaseel APR is stable at room temperature for approximately four hours. Hemaseel APR can be applied in less than five minutes and polemerizes or clots within two minutes.

The use of Hemaseel APR has been demonstrated to reduce blood loss during surgery and the need for additional blood transfusions after surgery. Post-surgery blood transfusions are common in the case of cardiopulmonary by-pass surgery and may require several units of blood. A unit of blood (250 ml) used in a transfusion can cost up to US $600. In contrast, the cost paid by a hospital for Hemaseel APR is approximately US $115 per ml, and a surgeon will use approximately 2 ml of fibrin sealant per by-pass. Clinical studies demonstrate that, on average, when fibrin sealant is used in cardiopulmonary by-pass procedures, the patient will generally need fewer units of blood as compared to a by-pass without the use of fibrin sealant. A blood transfusion also frequently causes chills, fever, and allogenic and immune reactions on the part of the patient, which may necessitate prolonged hospitalization. Consequently, in addition to the direct clinical benefits provided by fibrin sealant, the use of fibrin sealant involves cost savings, both in terms of the savings associated with using fewer units of blood, as well as in terms of the savings associated with shorter hospitalization. There are some 800,000 cardiopulmonary by-pass surgeries in the United States each year.

Cardiopulmonary by-pass surgery is an FDA-approved application for Hemaseel APR. Haemacure believes that Hemaseel APR can be beneficial in numerous other surgical applications. Many surgeons have published or presented their experience with Hemaseel APR in a wide variety of surgeries, such as mastectomies or gynecological procedures, at the discretion of the surgeon. This is referred to as "off-label use." In mastectomies, Hemaseel APR is used as a sealant to reduce the accumulation of serous fluid after dissection for carcinoma in the breast. Prior to the approval of fibrin sealant, surgeons used conventional methods, such as suction and the placement of drains to prevent fluid accumulation. Drains are uncomfortable for the patient, causing pain and limited arm movement. They also carry the risk of infection because the drain serves as a portal for bacterial entrance into the body. Local application of fibrin sealant has been shown to significantly reduce the accumulation of total drainage and enable earlier post-operative drain removal.

There are approximately 185,000 modified radical mastectomies performed each year in the United States. Haemacure expects that approximately 5 ml of Hemaseel APR would be used for this type of procedure. Based on examples such as this, Haemacure intends to seek FDA approval for several other hemostatic sealing and adhesion prevention applications for Hemaseel APR. These applications will include surgical specialties such as obstetrics and gynecology, ear, nose and throat (ENT), burns and plastic surgery.

Haemacure believes that Hemaseel APR can be used for PCTA closure procedures. In these procedures, Hemaseel APR will be combined with, and reinforced by, the patient's own blood clot forming at the puncture site. Approximately 0.5 ml of Hemaseel APR will be needed to seal a PCTA puncture wound, at a cost to a hospital of approximately US $60; the fibrin sealant will be applied through a specially designed delivery device to be developed in the future that will fit into a PCTA introducer.

Surgeons are currently conducting independent studies to show the efficacy of Hemaseel APR as an adhesion prevention agent. Haemacure hopes that these studies will broaden awareness among surgeons with respect to the potential of Hemaseel APR as an adhesion prevention agent.

Hemaseel APR (FF)

When Haemacure and Immuno entered into license and manufacturing agreements in 1997, Haemacure acquired the rights to Immuno's frozen formulation of fibrin sealant, which Haemacure has named Hemaseel APR (FF). Hemaseel APR (FF) is identical to Hemaseel APR, except that Hemaseel APR (FF) is delivered in pre-filled frozen syringes rather than lyophilzed (freeze-dried) vials, which require reconstitution and loading of the applicator. The Hemaseel APR (FF) pre-filled frozen syringe is kept in a freezer prior to use and thaws at room temperature in approximately ten minutes. Frozen formulation fibrin sealants are already used in a number of European countries; according to a December 1998 report by Medical Data International Inc., in those countries where the frozen product is available, it is used by more than 95% of fibrin sealant applications and is priced at a premium of 10% to 15% over the price of the lyophilized product. Haemacure believes that the introduction of Hemaseel APR (FF) in the United States will speed market acceptance and use of fibrin sealants, as Hemaseel APR (FF) is easier for surgeons to use, requiring no preparation other than thawing. An application for approval of frozen formulation fibrin sealant was submitted to the FDA by Baxter (on its and Haemacure's behalf) in July 2000. Haemacure intends to launch Hemaseel APR (FF) immediately after FDA approval, expected in 2002.

Hemaseel HMN

Hemaseel HMN is a fibrin sealant produced using Haemacure's proprietary fibrin sealant technology. Hemaseel HMN is comprised of fibrinogen and thrombin, without bovine-derived aprotinin.

Hemaseel HMN is delivered in a kit format, containing lyophilized clotting protein concentrates in vials, and ancillaries (syringes, needles). Haemacure intends to sell Hemaseel HMN in 1, 2 and 5 ml quantities. The kit consists of four vials. The first vial contains the fibrinogen matrix that is reconstituted with sterile water contained in an ancillary vial. Thrombin contained in a third vial is reconstituted with calcium chloride contained in an ancillary vial. The reconstituted products are then mixed through a double syringe assembly immediately prior to application to the recipient surface. The liquid fibrin sealant resulting therefrom is a viscous (i.e., syrupy) solution with strong hemostatic and tissue-sealing properties.

The following are key features of Hemaseel HMN:

*    comprised solely of human proteins, without animal-derived components

*    viral inactivation through the use of two validated anti-viral treatments

* tensile strength achieved with a reduced concentration of fibrinogen, thus potentially enhancing the rate of wound healing

*    reconstitution within ten minutes at room temperature

*    shelf life after reconstitution of at least six hours and up to 24 hours

Hemaseel HMN does not contain aprotinin, as plasminogen is removed from the fibrinogen in the manufacturing process. Aprotinin is therefore not required to slow the breaking of the clot caused by plasminogen. Further,

Hemaseel HMN achieves the same or greater tensile strength as Hemaseel APR with a lower concentration of fibrinogen. This makes Hemaseel HMN more suitable for the delivery of therapeutic drugs. The higher purity and lower concentration of fibrinogen in Hemaseel HMN reduces the affinity or bond between the drug and the fibrinogen protein, which permits the extended release and/or targeted delivery of the drug.

Haemacure initiated Phase III clinical trials of Hemaseel HMN in total knee replacement in October 1997, after consultation with regulatory authorities. In February 1998, Haemacure voluntarily suspended the trials due to protocol violations by surgeons, such as the application of sponges. After a review of the clinical protocol, the clinical trials were re-instated in September 1998. In February 1999, Haemacure commenced an interim analysis of the clinical trials; the interim analysis was completed in July 1999. In the clinical trials, Haemacure sought results demonstrating that those who received Hemaseel HMN had less blood loss than those in the control group, who did not receive Hemaseel HMN. In particular, Haemacure sought a difference in hemoglobin loss of at least 1 gram between the patients receiving Hameseel HMN and the patients in the control group. After completing 150 patients, Haemacure observed that the first 75 patients achieved only a difference of .65 grams of hemoglobin loss as compared to the control group, while the next 75 patients achieved and exceeded the target point of 1.06 grams. After review of the data and consultation with surgeons involved in the trials, Haemacure concluded that the surgeons became increasingly proficient in the use of Hemaseel HMN after using it on three or four patients.

In June 1999, Haemacure signed a new licensing agreement with the ZLB pursuant to which the ZLB is responsible for the management and cost of the clinical trials for Hemaseel HMN. Following discussions among Haemacure, the ZLB and the FDA, a decision was reached to conduct studies of Hemaseel HMN in a broader clinical application, in order to position Hemaseel HMN for approval as an adjunct to hemostasis in a wide variety of surgical procedures. New international multi-center clinical trials were begun in late summer 2000 in vascular surgery, under the original Investigation New Drug (IND) number. The product is currently in Phase II clinical trials for vascular surgery, and Haemacure does not yet know when Phase III trials will commence. The clinical trials are under the direction of the ZLB, with Haemacure's assistance. The data from the total knee replacement trials will be used in the regulatory approval process to demonstrate the safety of the product. Because Hemaseel HMN is an all-human product that does not contain aprotinin, Haemacure believes that Hemaseel HMN, when approved, will have potential applications in neurosurgery, PCTA closures, and ear, nose and throat procedures.

On June 7, 2000, the ZLB announced that it had been sold by the Swiss Red Cross to CSL Limited, identified in the announcement as Australia's largest manufacturer of biopharmaceutical products. CSL effected the acquisition through a wholly owned subsidiary, ZLB Bioplasma AG. Haemacure and ZLB Bioplasma AG are currently in negotiations to determine how the Hemaseel HMN project will proceed.

Hemaseel HMN (FF)

Similar to Hemaseel APR (FF), Haemacure is also in the process of developing a frozen formulation of Hemaseel HMN, which is currently produced in a freeze-dried vial formulation for clinical trials.

The following table sets out certain key features, targeted applications and regulatory and market status of Hemaseel APR and Haemacure HMN:

-----------------------------------------------------------------------------------------------------------------------
     Description                   Hemaseel APR                              Hemaseel HMN
-----------------------------------------------------------------------------------------------------------------------
Product Specification         Fibrinogen 75-115 mg/ml                   Fibrinogen 60mg/ml
                              Thrombin 500 U.I./ml                      Thrombin 500 U.I./ml
                              Aprotinin 3,000 KIU
-----------------------------------------------------------------------------------------------------------------------
Preparation                   Freeze-dried vials                        Freeze-dried vials
                              Warmer/stirring device (37o C)
-----------------------------------------------------------------------------------------------------------------------
Method of Application         Double-syringe applicators                Double-syringe applicators
                              Various catheters
                              Aerosol spray
-----------------------------------------------------------------------------------------------------------------------
Regulatory Status             Approved by the FDA - May 1998            Phase II: United States, Europe
                                                                        BLA filing: expected in 2003
-----------------------------------------------------------------------------------------------------------------------
Clinical Applications         Approved:                                 Clinical Studies:
                              Cardiovascular by-pass                    Total knee replacement - safety data obtained
                              Spleen repair surgery                     Vascular - expected to start in 2000
                              Colostomy closures
-----------------------------------------------------------------------------------------------------------------------
Characteristics               Hemostatic agent, sealant                 Hemostatic agent, sealant
-----------------------------------------------------------------------------------------------------------------------
Other Potential               Abdominal surgery                         Neurosurgery (spine and cranial)
Indications                   Mastectomies                              PCTA
                              PCTA                                      Ear, nose and throat procedures
                              Adhesion prevention                       Drug delivery
                                                                        Adhesion prevention
-----------------------------------------------------------------------------------------------------------------------
Market                        United States only                        Worldwide
-----------------------------------------------------------------------------------------------------------------------
New Formulations              Hemaseel APR (FF)                         Hemaseel HMN (FF)
Regulatory Filing             July 2000                                 Expected in 2003
-----------------------------------------------------------------------------------------------------------------------

Hemaseel Thrombin

Hemaseel Thrombin is a purified human plasma-derived enzyme, obtained through the conversion of prothrombin using Haemacure's proprietary technology. Thrombin is used on its own as a topical hemostat to arrest bleeding during surgical procedures, and is often used in a combination of passive hemostats, such as gelatin and collagen-based products. In addition, when combined with fibrinogen, thrombin makes fibrin sealant.

At present, therapeutic thrombin products are sold primarily in the United States. These products are bovine-derived and the plasma from which such products is derived is not screened for the detection of viruses and does not undergo any viral inactivation treatment. The introduction of a human thrombin, such as Hemaseel Thrombin, would provide significant clinical advantages by reducing coagulopathy (creation of specific antibodies against the patient's own coagulation factors), immunological reactions and the potential for cross-species disease transmission. To Haemacure's knowledge, there is only one manufacturer of bovine thrombin in the United States. According to Frost & Sullivan, revenues in the United States from absorbable thrombin were US $24 million in 1998 and are expected to grow at a compounded annual rate of 10% to reach US $31 million by 2001. Haemacure believes that such projections may be conservative as Jones Pharma Inc. reported sales of US $33 million of thrombin products in 1999 and US $12 million for the first quarter of 2000.

In addition to the current market, Haemacure believes that human thrombin would be an attractive product for other emerging sealant companies, such as Cohesion Technologies, Inc., Fusion Medical Technologies, Inc., and Harvest and Vascular Solutions; these companies sell biomaterial-based products mixed or activated with bovine thrombin. To date, two of these companies have expressed an interest to Haemacure in human-derived thrombin.

Haemacure's preliminary discussions with the FDA show that it is favorably disposed to a human-derived thrombin. The safety of Hemaseel Thrombin has already been demonstrated in the Phase I and Phase III clinical studies of

Hemaseel HMN. Haemacure anticipates developing a clinical protocol that will compare the efficacy of Hemaseel Thrombin to bovine thrombin.

Delivery Devices

Haemacure believes that the development of fibrin sealant delivery devices is a critical factor to its long-term success, due to the fact that effectiveness and ease of use are important elements in market acceptance of fibrin sealants in surgical applications. In general, delivery devices are products that are used by surgeons to apply fibrin sealant on various surgical sites. In addition to educating surgeons as to the benefits of using fibrin sealants, Haemacure is striving to provide them with increasingly efficient and diverse methods of delivering Hemaseel APR. In this regard, Haemacure negotiated a development and supply agreement with micromedics, inc., an established supplier of medical devices to the cryoprecipitate or "home brew" market, and has hired a Director of Device Development to address general and niche surgical applications, with a view to expanding the use of Haemacure's products. Haemacure's current delivery devices include:

* Duploject equivalent. Duploject is the delivery device which is included in the Hemaseel APR kit. As part of the license agreement with Immuno, Haemacure licenses the rights and assets relating to the Duploject delivery device, other than right to the trademark "Duploject." Immuno currently supplies Duploject to Haemacure, pursuant to a separate supply agreement, until such time as Haemacure obtains approval for its equivalent device. Haemacure hopes to obtain FDA clearance for its equivalent device within the next year and intends to market the device under a new trademark.

* HemaSyst. Haemacure also offers a delivery device marketed under the trademark HemaSyst. The HemaSyst delivery device consists of a double-syringe applicator that comes with several alternative tip attachments. The use of the attachments is determined by the requirements of the particular surgical procedure being performed. The HemaSyst tip attachments include:

          *    long or short metal needles to reach various body cavities;

          * double or triple barrel flexible tubing that can be inserted into a trocar; and

          * a manual spray attachment that is used to spray fibrin sealant onto the resected surfaces of internal organs such as the liver or kidneys

     The unique HemaSyst delivery system offers a number of advantages, such as specialized delivery options to meet specific surgical requirements, tips that keep solutions separate in order to prevent clogging, and a removable plunger link to ensure an accurate solution ratio. The system also includes two proprietary spray devices, malleable or formable cannula shafts, and a rigid laparascopic attachment. Because of its adaptability, HemaSyst can be used in a wide variety of surgeries.

* HemaMyst. To facilitate ease of delivery of solutions in certain surgical applications, Haemacure has also developed an aerosol surgical application system, which it markets under the trademark HemaMyst. The HemaMyst device was cleared for marketing by the FDA in April 2000, and it became available to customers in the U.S. in August 2000. The HemaMyst device consists of a specifically designed double-syringe assembly with a uniquely designed tip having an inlet port allowing gas (air) to propel two non-homogenous fluids in an aerosol form.

The following table sets out the current stage of development of each of Haemacure's fibrin sealant products and delivery devices:

----------------------------------------------------------------------------------------------------------------
                                    Current Products and Product Development
                             Development                                 Estimated
                                 Stage         Clinical Status        FDA Approval        Distribution
Biologics/Sealants
Hemaseel APR                  Completed          Completed                Approved     Direct/distributors
Hemaseel APR (FF)             Completed          Completed                Q4 2001      Direct/distributors
Hemaseel HMN                  Completed          Phase II studies         2003         Direct/ZLB/distributors
Hemaseel HMN (FF)             Pre-clinical                                2003         Direct/distributors
Hemaseel Thrombin             Completed          Human safety             2003         Multiple partners
                                                 completed
Delivery Devices
Duploject (licensed)          Completed          Not applicable           Cleared      Direct/distributors
Duploject equivalent          Pilot production   Not applicable           Q2 2002      Direct/distributors
HemaSyst                      Completed          Not applicable           Cleared      Direct/distributors
HemaMyst                      Completed          Not applicable           Cleared      Direct/distributors
Arterial closure device       Feasibility                                 2002         Direct/distributors
----------------------------------------------------------------------------------------------------------------

Manufacturing

Haemacure's strategy is to have its fibrin sealant components and delivery device systems produced by experienced manufacturers. This is accomplished by contract or through strategic manufacturing and marketing alliances.

Hemaseel APR and Hemaseel APR (FF)

The fibrinogen and thrombin in Hemaseel APR come from pooled human plasma that meets all applicable United States regulatory standards. Products made from human plasma may contain infectious agents such as viruses. To minimize risk, the Hemaseel APR manufacturing process includes an integrated series of procedures designed to assure the highest possible level of viral safety. Only plasma from United States donors collected at United States-licensed plasma collection centers is used, and rigorous donor screening and testing procedures are followed to exclude plasma that may contain infectious agents. Furthermore, the manufacturing of Hemaseel APR includes steps that remove and/or inactivate viruses, including a special two-step vapor heat treatment for virus inactivation. After more than five million applications internationally of an earlier version of Hemaseel APR, there were no cases of viral transmission. Since the introduction of the current version of Hemaseel APR in the United States, there similarly have been no reported cases of viral transmission.

At the current time, all of Haemacure's Hemaseel APR is supplied by Immuno under a manufacturing agreement entered into in April 1997. See "License Agreements and Corporate Alliances--Hemaseel APR." Consequently, Haemacure is currently materially dependent on Immuno, and a loss of the supply relationship with Immuno at the current time would likely have a material adverse impact on the business of Haemacure. The Immuno facility at which all of Haemacure's fibrin sealant is manufactured is not required to be ISO 9000 compliant, although the facility must be, and is, approved by the FDA's Center for Biologics Evaluation Review. The facility has the appropriate Biological License Approval and the accompanying Certificate of Good Manufacturing Practices.

In March 2000, the British government gave final approval to the manufacturing agreement entered into by Haemacure and BPL in 1999 and a final version of the agreement was signed. Pursuant to the agreement, BPL will manufacture and supply Hemaseel APR and Hemaseel APR (FF) to Haemacure. In addition, BPL will assist Haemacure in transferring the technology for Hemaseel APR and Hemaseel APR (FF) from Immuno to BPL's facility in Elstree, England, near London. BPL is an agency of the British National Blood Authority and an experienced plasma fractionator.

The term of the manufacturing agreement between Haemacure and BPL is five years, commencing on the date of initial FDA licensing of the product manufactured by BPL. Haemacure is responsible for the purchase of all equipment and is required to pay BPL for time and material necessary to redesign and construct the manufacturing section in its current facility. The manufacturing agreement provides for a timeline and budget relating to the preparation of the facility for manufacturing the product. Haemacure is obligated to pay all actual costs of BPL incurred in connection with BPL's pre-manufacturing services, including employee time, supplies, equipment, and subcontracting work, plus a service fee equal to 15% of the fees for the man-hours incurred on BPL's pre-manufacturing services.

Once BPL commences the manufacture of the product, the price for the Hemaseel APR will be $37.25 per ml, which can be adjusted provided that minimum purchases are exceeded, product mix changes, or other factors occur. Haemacure is required to purchase a minimum amount of the product for three (3) years based on the use of 50,000 liters of plasma per year utilized in the manufacturing process.

As of October 31, 2001, Haemacure has paid Cdn $15,145,051 (approximately US $9,532,384) to BPL in connection with BPL's performance of pre-manufacturing services. Moreover, Haemacure anticipates that a total of approximately 1.9 million British Pounds (approximately Cdn. $4.3 million and US $2.7 million) will be paid to BPL for the construction of the manufacturing facility and the provision of pre-manufacturing services. Haemacure intends to fund these amounts through its cash flow and from public offering proceeds that have already been set aside for this purpose.

The project is managed by a technical committee of personnel from Haemacure, BPL and Immuno. The technical committee reports to an oversight committee comprised of senior management from Haemacure and BPL. BPL and Haemacure have been working with Immuno since June 1999 on the transfer of technology. Substantial progress has been made, including the ordering of material and equipment and design work. The project schedule, adopted by the oversight committee, indicates that the facility will be operational in 2001 and that Haemacure will receive FDA approval to market Hemaseel APR manufactured at the Elstree facility in 2002 or 2003. However, no assurance can be given that BPL and Haemacure will meet this timeline. The future business of Haemacure will be materially dependent upon its relationship with BPL, and the loss of this relationship would likely have a material adverse impact on Haemacure's business.

Haemacure believes that the manufacturing agreement with BPL is a significant milestone for Haemacure and provides it with the following benefits:

* allows Haemacure to take control of the manufacturing of Hemaseel APR and meets its obligations under the Hemaseel APR license agreement

* provides Haemacure with a second exclusive manufacturing source for its fibrin sealants at one of the few fractionation facilities in the world

* provides Haemacure with cost savings of several million dollars, in comparison to the cost of building an entirely new manufacturing facility

* once the facility is operational, Haemacure will be able to make independent applications to the FDA for approval for new uses of Hemaseel APR and Hemaseel APR (FF)

Haemacure intends to replace Immuno's thrombin process with its own proprietary thrombin process, thereby reducing manufacturing costs.

Hemaseel HMN

Haemacure entered into an agreement with the ZLB in June 1999, pursuant to which the ZLB will provide the manufacturing for Hemaseel HMN. The production of the fibrinogen and thrombin components of Hemaseel HMN involves their isolation and purification from human-sourced plasma. Each donated plasma unit is screened by the plasma supplier, prior to shipment, for the possible presence of viral markers. For the North American market, Haemacure will purchase plasma from FDA-approved suppliers and then ship the plasma to the ZLB for processing. For the European market, the plasma source will originate with the ZLB. On a worldwide basis, approximately 25 million liters of plasma are collected each year, far exceeding Haemacure's plasma requirements for the production of Hemaseel HMN. The fibrinogen and thrombin will be recovered from the plasma using the patented process developed by Haemacure. The manufacturing process includes two separate and validated methods for the clearance and inactivation of a wide variety of viruses.

Work on the ZLB facility began in August 1998. Construction of the facility is complete, and the regulatory applications are expected in 2003. The term of the agreement between Haemacure and the ZLB is ten years, commencing from the first approval of Hemaseel HMN by a regulatory body.

On June 7, 2000, the ZLB announced that it had been sold by the Swiss Red Cross to CSL Limited, identified in the announcement as Australia's largest manufacturer of biopharmaceutical products. CSL effected the acquisition through a wholly owned subsidiary, ZLB Bioplasma AG. Haemacure and ZLB Bioplasma AG are currently in negotiations to determine how the Hemaseel HMN project will proceed.

The following table sets out certain of the manufacturing features of Hemaseel APR and Hemaseel HMN. The purpose of the table is merely to compare the manufacturing features of the two products, and the assumptions set forth in the chart are not based on any sales projections of Haemacure.

------------------------------------------------------------------------------------------------------------------------------
      Description                          Hemaseel APR                               Hemaseel HMN
------------------------------------------------------------------------------------------------------------------------------
Raw Material                       Source plasma (human)                     Sourced plasma (human)

Cost of Raw Material               Approximately $110 per liter              Approximately $110 per liter

Intermediate Material              Cryoprecipitate                           No intermediate step
------------------------------------------------------------------------------------------------------------------------------
Production Yield (per liter)       Fibrinogen: 6 to 9 doses of 1 ml          Fibrinogen: 20 doses of 1 ml

                                   *        Each ml contains 75-115          *        Each ml contains 60mg/ml
                                            mg/ml                                     Thrombin: 25,000 NIH units

                                   Thrombin: obtained from separate
                                            source                           *        Each 60 mg of fibrinogen requires 500
                                   Aprotinin: obtained from separate                  NIH units of thrombin
                                            source
                                                                             *        20 doses of fibrinogen from a liter of
                                                                                      plasma requires 10,000 units of
                                                                                      thrombin

                                                                             *        15,000 NIH units are discarded or
                                                                                      available to produce Hemaseel
                                                                                      Thrombin

------------------------------------------------------------------------------------------------------------------------------
Formulation Kit                    Freeze-dried vials                        Freeze dried vials
                                   1.0 ml, 2.0 ml., 5.0 ml kits              1.0 ml, 2.0 ml., 5.0 ml kits
------------------------------------------------------------------------------------------------------------------------------
Viral Inactivation                 *        Vapor heat (two-steps)           *        Solvent detergent

                                                                             *        Dry heat
------------------------------------------------------------------------------------------------------------------------------
Manufacturer                       Immuno AG, Austria                        ZLB, Switzerland
                                   BPL, England (commencing 2002)
------------------------------------------------------------------------------------------------------------------------------
Potential revenue yield per        US $18 million                            US $57 million
25,000 liters of plasma
------------------------------------------------------------------------------------------------------------------------------

HemaSyst

The HemaSyst delivery system is manufactured for Haemacure by micromedics, inc. at its facilities in Minnesota. The manufacturing agreement was signed in March 1999. The facility used by micromedics in the manufacture of the HemaSyst system is ISO 9000 compliant.

Under the manufacturing agreement with micromedics, micromedics is obligated to manufacture and supply all of Haemacure's requirements of certain micromedics devices. This agreement provides that certain of these devices will be marketed under Haemacure's trademarks, including the HemaSyst trademark. The agreement includes customary terms and conditions, warranties, indemnification obligations, and responsibilities regarding regulatory matters and labeling. The agreement also enables the parties to develop future products in collaboration with one another. The contract is for an initial three-year term, which automatically renews for successive one-year terms unless notice to the contrary is given by either party at least 120 days in advance.

HemaMyst

HemaMyst is manufactured for Haemacure by a third party located in the United States. There is no formal manufacturing agreement between the parties; when the product is needed, Haemacure issues purchase orders referencing agreed specifications. This arrangement provides Haemacure with security of supply with minimal capital outlay. There are a number of other potential suppliers of this product, and Haemacure is not dependent upon this manufacturer. This manufacturer is ISO 9000 compliant.

Sales, Marketing and Distribution

Hemaseel APR is currently distributed in the United States through a combination of direct sales and independent distributors. As of October 31, 2000, Haemacure had a direct sales force consisting of 18 employees, all of whom have at least eight years of experience in the sale of operating room devices. Haemacure's direct sales employees are based in major metropolitan cities in the United States and report to one of two regional managers.

In addition, Haemacure also sells in secondary metropolitan markets in the United States through 22 independent sales organizations. These distributors provide a total of 110 additional sales representatives selling Hemaseel APR and allow Haemacure to ensure complete national coverage in the United States. To assist customers in using Hemaseel APR, Haemacure has contracted with the Magellan Group of Minnesota to provide six clinical nurse specialists. These specialists are located in major cities and focus their efforts on helping customers understand product reconstitution and application.

Haemacure utilizes DDN Obergfel ("DDN") in Memphis, Tennessee to warehouse and distribute Hemaseel APR. DDN is FDA licensed for biologic products and provides safe and rapid delivery to customers.

Haemacure has implemented the following marketing and educational programs designed to educate medical professionals:

Haemacure Educational Resource Centre (HERC). The program responds to more than 100 inquiries per month from surgical professionals regarding the clinical application of fibrin sealants in specific surgical procedures.

Haemacure Regional Speaker Programs (HRSP). This program provides physicians for case presentations during "Grand Rounds" held in major institutions or for national, regional and local surgical society meetings. These physicians serve as "advocates" for fibrin sealant.

Clinical grants and programs. This program is designed to support independent clinical studies on the use of fibrin sealants. It aims to build a body of clinical knowledge specific to Hemaseel APR by publishing abstracts, scientific posters and clinical papers in leading medical journals. The program also supports outcome studies demonstrating the cost benefits of using Hemaseel APR. Haemacure directed US $150,000 to such grants and programs during its 1999 fiscal year.

Commercial and scientific conventions. This program is designed to significantly increase awareness of Hemaseel APR and Haemacure in the commercial and scientific communities. Haemacure participated in some 50 surgical professional society meetings during its 1999 fiscal year. Ancillary scientific programs conducted at major national society meetings were supported by advertising in society journals.

For markets outside the United States, given the existing end-user knowledge of fibrin sealants, Haemacure believes that the use of third-party distributors is appropriate. As a result, Haemacure intends to enter into distribution agreements for the sale of its products in specific geographic areas, such as Europe, Japan and Southeast Asia.

Licensing Agreements and Corporate Alliances

Hemaseel APR

In April 1997, Haemacure entered into license and manufacturing agreements with Immuno whereby Haemacure acquired the rights to market Immuno's fibrin sealant in the United States. The agreements with Immuno were required by a consent order entered into between the United States Federal Trade Commission (the "FTC") and Baxter. The consent order required Baxter to license the rights to make, use and sell the Immuno fibrin sealant Tisseel in the United States to a viable competitor (such as Haemacure) as a condition of the FTC's approval of Baxter's acquisition of Immuno. At the time of Baxter's proposed acquisition of Immuno, Baxter's product Surgiseal and Immuno's product Tisseel were believed to be the only two fibrin sealants ready for FDA approval, an anti-competitive situation deemed unacceptable by the FTC. Subsequent to the agreement with Haemacure, approval of Baxter's fibrin sealant product, Surgiseal, was delayed at the FDA, and has yet to be approved in the United States or elsewhere. After successful negotiations with Baxter, the license and manufacturing agreements between Haemacure and Immuno were approved by the FTC in July 1997. Pursuant to the FTC consent order, the FTC appointed a trustee to oversee compliance by Baxter and Haemacure with the terms of the license and manufacturing agreements and Baxter's compliance with the terms of the consent order.

Pursuant to the license agreement, Haemacure received a perpetual license to make, use, sell, develop and import all assets relating to Immuno's fibrin sealant product then before the FDA for approval. The assets include eight patents, trade secrets, know how, clinical data, production information, quality assurance data and FDA-related information and all rights and assets to the frozen formulation of Immuno's fibrin sealant product as ultimately approved by the FDA. The license also provides Haemacure with full rights to reference Immuno's Biologics License Application before the FDA. Pursuant to the license agreement, Baxter retained the right to do itself all things that it licensed to Haemacure. Baxter, however, cannot license the subject assets to third parties for a period of four years from the date of the license agreement. Haemacure has the right to sub-license the assets to third parties if Haemacure makes a one-time payment of US $8 million to Baxter. Pursuant to the license agreement, Baxter agreed to: (i) retain the viability and marketability of the Hemaseel APR assets, including patent maintenance and infringement defense; (ii) prevent the deterioration or impairment of the manufacturing facilities of the fibrin sealant; and (iii) assist Haemacure in the transfer of technology to Haemacure's designated manufacturing partner, which will be BPL.

The product was approved by the FDA in May 1998 and is marketed by Haemacure under the trademark Hemaseel APR. Baxter markets the identical fibrin sealant product in the United States under the trademark Tisseel VH.

The FTC may terminate the license agreement if Haemacure: (i) voluntarily ceases for 60 days to sell Hemaseel APR; (ii) abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own; or (iii) fails to obtain FDA approval before July 28, 2001 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional three years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing and that the FDA approval appears likely within that time period. The FTC has recently extended the license until at least July 2002. Haemacure is required to report to the FTC on a periodic basis with respect to the status of its efforts to obtain FDA approval to manufacture Hemaseel APR itself.

Under the license agreement, Haemacure is committed to make milestone payments to Immuno of US $2.5 million in June 2004 and US $2.75 million in June 2006. In addition, Haemacure must pay US $1.5 million to Immuno when the FDA approves the manufacture of Hemaseel APR by Haemacure. Under the license agreement, Haemacure has already paid Baxter US $1 million at the time of the FTC's approval of the license agreement, US $250,000 upon the FDA's licensure of the product in 1998, and US $1 million for the delivery of the first order of Hemaseel APR. Additionally, Haemacure was obligated under the license agreement to make a milestone payment of US $2.5 million to Immuno in June 2001. However, on September 10, 2001, Haemacure and Baxter AG (as successor to Immuno) entered into a settlement agreement resolving disputes on the cost of Hemaseel APR product and other financial issues under their manufacturing agreement. Pursuant to the settlement agreement, Haemacure was refunded US $1.5 million, and this amount was credited against the US $2.5 million milestone payment that was due in June 2001. The remaining US $1 million due under the milestone payment was paid by Haemacure at the time of the settlement agreement. Except for these payments, the license agreement does not obligate Haemacure to make any royalty payments under the license agreement, except for royalty payments that are negotiated to cover the license to Haemacure of improvements to the licensed product. Haemacure expects to fund future milestone payments from the cash flow of Haemacure, as well as through funds to be received from the potential exercise of warrants to purchase Haemacure Common Shares or additional borrowings.

The manufacturing agreement between Immuno and Haemacure, as amended by the September 2001 settlement agreement, requires that Immuno manufacture Hemaseel APR for a fixed price until July 28, 2000 with the possibility of an extension for an additional four years as described above. Extensions are provided on a one (1) year basis and may be extended by the FTC if the trustee appointed by the FTC to monitor the parties compliance with the agreements determines that Haemacure has made good faith efforts to obtain FDA approval for its manufacturing of Hemaseel APR and that FDA approval for such product appears likely within the time period. Haemacure was granted one-year extensions in each of July 2000 and July 2001. Haemacure is required to report to the FTC on a periodic basis with respect to the status of its efforts to obtain FDA approval to manufacture Hemaseel APR. The manufacturing agreement provides that Haemacure is entitled to volume variations and improvements in manufacturing made during the term of the manufacturing agreement. The manufacturing agreement also covers Immuno's supply of Hemaseel APR (FF).

Due to the fact that Immuno improved the frozen formulation after the effective date of the FTC consent order (March 23, 1997), Haemacure was required to negotiate with Immuno for a separate license for these improvements. In August 1999, Haemacure and Immuno executed a binding letter of understanding for the improvements, providing for a 4% royalty to Immuno with respect to Haemacure's sales of Hemaseel APR (FF). The letter of understanding also provides that, following the approval of the frozen formulation by the FDA, the parties will negotiate a commercially reasonable amendment to the license agreement with respect to the improved frozen formulation, and such license agreement will contain the 4% royalty rate. Immuno, Haemacure, and the FTC's trustee have all signed the letter of understanding. In the event that the parties cannot agree upon the terms of the amendment, such dispute will be resolved by the FTC's trustee.

ZLB

In March 1996, pursuant to a cooperation and license agreement between the ZLB and Haemacure, the ZLB began making Hemaseel HMN for clinical trials and started construction on a dedicated manufacturing facility for this product. The parties signed a new licensing agreement, dated June 1999, whereby the ZLB acquired the right to market Hemaseel HMN and a worldwide non-exclusive license to Haemacure's patents and technology relating to Hemaseel HMN. At the same time, the ZLB also made an equity investment in Haemacure of US $9.8 million, as a result of which the ZLB became Haemacure's largest shareholder. The ZLB, pursuant to the license agreement, assumed all future financial and managerial responsibilities with respect to the completion of clinical trials for Hemaseel HMN in the United States and Europe, as well as for the completion of regulatory submissions and licensing of Hemaseel HMN. The ZLB did not obtain rights to the trademark Hemaseel.

As part of the June 1999 agreements, the ZLB relinquished exclusive manufacturing rights to Hemaseel HMN, providing Haemacure with greater flexibility in developing its various fibrin sealant technologies. In addition, Haemacure will receive a royalty of five percent on all sales of products manufactured by the ZLB that incorporate Haemacure's patented technology. Haemacure and the ZLB also entered into a supply agreement, whereby the ZLB agreed to complete its dedicated manufacturing facility and supply Haemacure with Hemaseel HMN and improved products based on Haemacure technology for a period of ten years from the date of first United States or European regulatory approval. Under the supply agreement, the purchase price for the product will be 60% of Haemacure's net sales of Hemaseel HMN and 70% of Haemacure's net sales of improved products that are based on Haemacure technology. In addition, the supply agreement has a "most favored pricing" clause, which requires the ZLB to sell product to Haemacure at or below the best price offered to third parties. See "Manufacturing - Hemaseel HMN."

On June 7, 2000, the ZLB announced that it had been sold by the Swiss Red Cross to CSL Limited, identified in the announcement as Australia's largest manufacturer of biopharmaceutical products. CSL effected the acquisition through a wholly owned subsidiary, ZLB Bioplasma AG. Haemacure and ZLB Bioplasma AG are currently in negotiations to determine how the Hemaseel HMN project will proceed.

Research and Development

Haemacure's long-term research and development strategy includes development of new products based on its fibrin sealant proprietary technology. In particular, Haemacure will concentrate on the clinical development of Hemaseel APR and Hemaseel HMN for additional surgical applications. In this regard, Haemacure intends to conduct clinical trials in the United States and Europe. Haemacure will also concentrate on the development of specific delivery devices for its fibrin sealant products, such as devices for PCTA closures. Haemacure intends to develop prototypes and carry out clinical trials and studies in conjunction with hospitals, surgeons and interventional cardiologists.

Haemacure also plans to conduct research and development with respect to its Hemaseel HMN (FF) formulation. This will be carried out at its facilities in Kirkland, Quebec.

Finally, Haemacure intends to conduct clinical studies with respect to the application of Hemaseel APR and Hemaseel HMN as adhesion prevention agents. These clinical studies will be carried out in the United States in conjunction with abdominal surgeons, spinal surgeons and neurosurgeons.

Haemacure's research and development expenses were Cdn.$2,038,570 (approximately US$ 1,335,000) for the fiscal year ended October 31, 2000 , Cdn. $3,800,302 (approximately US $2.9 million) for the fiscal year ended October 31, 1999, and Cdn. $5,386,978 (approximately US $3.66 million) for the fiscal year ended October 31, 1998.

Intellectual Property

Patent Protection

Haemacure holds three United States patents with respect to the manufacturing of the fibrinogen component of its fibrin sealant proprietary technology and another United States patent with respect to the manufacturing of the thrombin component of its proprietary technology. These four patents were filed under the Patent Cooperation Treaty ("PCT"), to which some 50 countries are signatories. PCT signatory countries will grant Haemacure's patent applications priority over more recent applications made by third parties for the same invention, provided that Haemacure has initiated PCT procedures within one year from the filing of its application with a signatory country. Haemacure also has a patent pending in the United States with respect to its use of fibrin sealant combined with hyaluronic acid and holds United States patents for a biocompatible surgical implant and artificial collagen.

Pursuant to license arrangements with Immuno, Haemacure owns the perpetual right to eight patents with respect to Hemaseel APR, Hemaseel APR (FF) and the Duploject equivalent. Immuno is responsible for patent maintenance and infringement defense and prosecution. Immuno made customary representations regarding the validity, enforcement and non-infringement of the patents and technology encompassing the products and assets licensed by Haemacure.

Pursuant to the license agreement with the ZLB, Haemacure granted a non-exclusive license to make, use and sell fibrin sealant products incorporating Haemacure's patented technology, including the four patents covering the process. Haemacure is responsible for patent maintenance and infringement defense and prosecution. Haemacure made customary representations regarding the validity, enforcement and non-infringement of the patents and technology licensed to the ZLB.

Haemacure's policy is to seek patent protection for its technology. Haemacure believes that patent and trade secret protection is important in its business and that its success will depend, in part, on its ability to obtain strong patents, to maintain trade secret protection and to operate without infringing the proprietary rights of others. The following table sets forth certain information regarding the status of patent applications that have been filed by Haemacure in the U.S. and elsewhere.

--------------------------------------------------------------------------------------------------------------------------------
             Title                    Country        Filing Date     Patent        Issue         Expire           Status
             -----                    -------        -----------     ------      ----------   -----------         ------
                                                                     Number        Date          Date
                                                                     ------        ----          ----
--------------------------------------------------------------------------------------------------------------------------------
Process/fibrin glue production       United States   30/10/1997     5,981,254    9/11/1999    10/10/2017    Issued
                                     Australia       30/10/1998         -            -        30/10/2018    Filing in progress
                                     Canada          30/10/1998         -            -        30/10/2018    Filing in progress
                                     Europe          30/10/1998         -            -        30/10/2018    Filing in progress
                                     Israel          30/10/1998         -            -        30/10/2018    Filing in progress
                                     India           29/10/1998         -            -        29/10/2012    Pending
                                     Japan           30/10/1998         -            -        30/10/2018    Filing in progress
                                     Norway          30/10/1998         -            -        30/10/2018    Filing in progress
                                     New Zealand     30/10/1998         -            -        30/10/2018    Filing in progress
                                     Poland          30/10/1998         -            -        30/10/2018    Filing in progress
                                     Russia          30/10/1998         -            -        30/10/2018    Filing in progress
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Process/"salting out"                United States   23/2/1993      5,395,923     7/3/1995    7/3/2012      Issued
                                     Canada          18/1/1994          -            -        18/1/2014     Pending
                                     Australia       28/2/1994       678,439      1/4/1997    28/2/2014     Issued
                                     Europe          28/2/1994      0,748,337    30/6/1999    28/2/2014     Issued
                                     Japan           28/2/1994          -            -        28/2/2014     Pending
                                     Norway          28/2/1994          -            -        28/2/2014     Pending
                                     Russia          28/2/1994      2,130,946    27/5/1999    28/2/2014     Issued
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Process/acidic precipitation         United States   23/2/1993      5,290,918     1/3/1994    1/3/2011      Issued
                                     Canada          18/1/1994          -            -        18/1/2014     Pending
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Therapeutic grade thrombin           United States   21/9/1994      5,506,127     9/4/1996    9/4/2013      Issued
                                     Australia       21/9/1995       711,298                  21/9/2015
                                     Europe          21/9/1995          -        18/8/1999    21/9/2015     Issued
                                     Japan           21/9/1995          -            -        21/9/2015     Pending
                                     Norway          21/9/1995          -            -        21/9/2015     Pending
                                     Russia          21/9/1995      2,144,018        -        21/9/2015     Pending
                                                                                     -                      Issued
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Fibrin sealants/hyaluronic acid      United States   17/11/1998         -            -        17/11/2018    Pending
                                     Canada          17/11/1998         -            -        17/11/2018    Pending
                                     Europe          17/11/1998         -            -        17/11/2018    Pending
                                     Norway          17/11/1998         -            -        17/11/2018    Pending
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Biocompatible surgical implant       United States   26/1/1994      5,630,842    20/5/1997    20/5/2014     Issued
                                     Canada          27/7/1993          -            -        27/7/2013     Pending
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
Artificial collagen                  United States   27/9/1996     5,856,308    5/1/1999      27/9/2116     Issued
--------------------------------------------------------------------------------------------------------------------------------

On May 1, 2000, Haemacure was advised that an opposition had been filed in the European Patent Office by a third party with respect to Haemacure's "salting out" patent. The opposition claims that the "salting out" process is not patentable due to lack of inventive activity. Haemacure is in the process of evaluating the opposition but is of the view that the opposition, even if successful, would not have a material adverse effect to Haemacure's operations.

Trademarks

Haemacure has registered the trademark Hemaseel in Canada, the United States and the European Community. Haemacure will consider the possibility of filing applications for registration in respect of Hemaseel APR, Hemaseel APR (FF), Hemaseel HMN and Hemaseel HMN (FF), even though these may be protected by the trademark Hemaseel. Haemacure intends to apply for registration of the trademark HemaMyst in the United States and in other countries as distribution of the product warrants.

Regulatory Affairs

Haemacure's existing and proposed products, research and development and planned commercialization activities are subject to regulation by numerous governmental authorities, principally the FDA in the United States, and corresponding regulatory agencies in other countries. The United States Food, Drug and Cosmetic Act, as amended, the regulations promulgated thereunder, and other federal and state statutes and regulations, govern, among other things, the pre-clinical and clinical testing, manufacturing conditions, safety, efficacy, labelling and storage, record keeping, advertising and the promotion of medical devices, biologics and drugs. Product development and approval within this regulatory framework can take a number of years and involve the expenditure of substantial resources.

Additionally, in order for Haemacure to market its products in Europe and other foreign countries, Haemacure and/or its partners, if any, must obtain required regulatory approvals and comply with extensive regulations governing safety, quality and manufacturing processes. These regulations vary significantly from country to country. The time required to obtain approval to market products outside the United States may be longer or shorter than that required in the United States.

Regulation by governmental authorities in the United States, Canada and other countries is a significant factor in the production and marketing of Haemacure products.

Biological Products

Hemaseel APR, Hemaseel APR (FF) and Hemaseel HMN are considered biologics by the FDA and, in the United States, are under the jurisdiction of the Center for Biologics Evaluation and Research ("CBER"). In order to obtain regulatory approval, biological products must go through the following four-step procedure, generally after successfully completing extensive pre-clinical studies:

(i) an Investigational New Drug Application ("IND") must be filed. An IND is a request for FDA authorization to administer an investigational new drug to humans. This step requires 30 days in the United States. This step is not yet harmonized between the 15 countries of the European Union (the "EU"), and the time required varies from one country to another;

(ii) clinical trials are then conducted. These are generally divided into three phases. Although, in general, the phases are conducted sequentially, they may overlap. The three phases are as follows:

     (a) Phase I represents the initial introduction of an investigational new drug into humans. Phase I studies are closely monitored and conducted in a limited number of patients or volunteer subjects. These studies are designed to explore biological phenomena, to determine the metabolism and pharmacologic actions of the product, the side effects associated with increasing doses and, if possible, to gain early evidence with respect to effectiveness;

     (b) Phase II includes controlled studies conducted on a relatively small number of patients to evaluate the effectiveness of the product for a particular indication or application and to determine the common short-term side effects and risks associated with the product. In particular, pharmacokinetics (dosage requirements) are determined in Phase II;

     (c) Phase III studies are expanded, randomized and controlled trials conducted on a relatively large number of patients. They are performed after preliminary evidence suggesting effectiveness of the product has been obtained and are intended to gather the additional information respecting safety and effectiveness necessary to evaluate the overall benefit-risk relationship of the product and to provide an adequate basis for labelling;

(iii) upon completion of the final trial, the following are filed: a Biologics License Application ("BLA") in the United States, and a Market Authorization Application ("MAA") in the EU; and

(iv) upon satisfactory demonstration of meeting all regulatory requirements, a Biologics License in the United States, and a Commission Authorization in the EU are issued, approving the product for market distribution.

Medical Devices

In the United States, medical devices are classified into three different classes (Class I, Class II and Class III) on the basis of controls deemed necessary to reasonably ensure the safety and effectiveness of the device. Class I devices are subject to general controls relating to labelling, pre-market notification and adherence to the FDA's good manufacturing practices ("GMP"), as recently codified in quality system regulation requirements. Class II devices are subject to general and special controls relating to performance standards, post-market surveillance, patient registries, and FDA guidelines. Class III devices are those which must receive pre-market approval by the FDA to ensure their safety and effectiveness. Class III devices are generally life sustaining, life supporting and implantable devices, or new devices that have been found not to be substantially equivalent to legally marketed devices.

Unless specifically exempted from these requirements, before a new medical device can be marketed, marketing clearance must be obtained through a pre-market notification under Section 510(k) of the United States Food, Drug & Cosmetic Act or a pre-market approval ("PMA") application under Section 515 of the said Act. A 510(k) clearance will typically be granted by the FDA if it can be established that the device is substantially equivalent to a "predicate device," which is a legally marketed Class I or Class II device or a pre-amendment Class III device (i.e., one that has been marketed since a date prior to May 28, 1976) for which the FDA has not called for PMAs. It generally takes four to twelve months from the date of a 510(k) submission to obtain clearance, but it may take longer.

A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a pre-amendment Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence to demonstrate the safety and effectiveness of the device, typically including the results of clinical trials, bench tests, and laboratory and animal studies. The FDA review of a PMA application generally takes one to three years from the date the PMA application is accepted for filing, but may take significantly longer. If regulatory requirements have been fulfilled to the satisfaction of the FDA, the FDA will issue a PMA letter, authorizing marketing of the device for certain indications.

If human clinical trials of a device are required, either for a 510(k) pre-market notification or a PMA application, and the device presents a "significant risk," a sponsor of the trial may be required to file an investigational device exemption ("IDE") application prior to commencing human clinical trials.

Compliance

If clearance or approval for a given product is obtained, the product will be subject to pervasive and continuing regulation by the FDA. For example, Haemacure and its manufacturing partners will be subject to routine inspection by the FDA and will have to comply with the host of regulatory requirements that usually apply to biologics and medical devices marketed in the United States, such as labelling regulations, applicable GMP requirements, the Adverse Reaction Reporting regulations (which require a manufacturer to report to the FDA certain types of adverse events involving its products), and the FDA prohibitions against promoting products for unapproved or "off-label" uses.

The FDA regulates the manufacturing, product testing, and marketing of both medical devices and biologics. Manufacturers of biologics and medical devices are required to comply with applicable GMP, which include requirements relating to product design, manufacturing processes, product testing, and quality assurance, as well as the corresponding maintenance of records and documentation. In addition, Haemacure is required to provide information to the FDA on death or serious injuries alleged to have been associated with the use of its biologics and medical devices, as well as product malfunctions that would likely cause or contribute to death or serious injury if the malfunction were to recur.

A number of Haemacure's competitors have products that contain thrombin, an FDA-licensed biological drug. As a result, the FDA considers such products to be a combination product subject to jurisdiction by CBER and the Center for Devices and Radiological Health (the "CDRH"). The FDA has assigned lead review responsibility to the CDRH for these combination products. Haemacure believes that this decision was significant, as fibrin sealants containing human plasma are regulated as biological drugs, which may substantially increase the duration and complexity of their regulatory approval processes compared to that of combination products of Haemacure's competitors.

Haemacure, as well as any third-party manufacturers of its products, will be subject to inspections by the FDA for compliance with applicable GMP, recently codified in the quality system regulation requirements, which include requirements relating to manufacturing conditions, extensive testing, control documentation and other quality assurance procedures. Haemacure has not yet undergone an FDA quality system regulation inspection but expects to do so as part of the approval process for Hemaseel APR.

Competition

Haemacure believes that, within the fields of use approved by the FDA, fibrin sealants do not face direct competition in the United States from existing methodologies for controlling bleeding and sealing wounds resulting from surgery. The existing methodologies include hemostatic powders and sponges, as well as from collagen-based hemostats and traditional sutures and staples marketed by companies such as Johnson & Johnson, United States Surgical Corporation and American Home Products Corporation. Within the fields of use approved by the FDA, fibrin sealants complement (rather than replace) the existing methodologies and may increase the effectiveness of the existing methodologies. Within certain fields of use that are not yet approved by the FDA, however, Haemacure believes that fibrin sealants may face more direct competition from other procedures or products, although the nature and extent of this competition has not yet been determined.

With respect to fibrin sealants, Baxter is currently Haemacure's only competitor in the United States. Both Baxter and Haemacure currently sell the same product under different trade names. In 1999, Baxter realized approximately 82% of fibrin sealant sales in the United States compared to Haemacure's 18%. Baxter's pricing of the product is very similar to Haemacure's pricing, subject to any special discounts or treatment afforded to particular customers by Baxter or Haemacure. In addition, both have access to the frozen formulation expected to be introduced to the market in the United States in 2002.

In the United States, there are several fibrin sealants under development, including those by Baxter, Aventis Behring, Omrix, the American Red Cross, Convatec (a subsidiary of Bristol-Myers Squibb Company) and V.I. Technologies, Inc. (Vitex).

A new generation of fibrin sealants is being developed and introduced in the market without the anti-fibrinolytic agent aprotinin. Aprotinin, which is derived from bovine plasma, is being replaced by non-animal based anti-fibrinolytic agents. The two recognized non-animal based anti-fibrinolytic agents are Epsilon-amino carproic acid ("EACA") and Tranexamic acid ("TA"). Haemacure's proprietary and patented fibrin sealant manufacturing process uses EACA. EACA is added in the fibrinogen manufacturing process to extract the plasminogen, and EACA is then itself removed from the final product.

Due to the fact that Haemacure has patented its manufacturing process, which involves EACA, a majority of other fibrin sealant manufacturers use TA in their manufacturing process as an anti-fibrinolytic agent in replacement of aprotinin, so as to suppress the activity of plasminogen inherent in the fibrinogen component. TA is used in various concentrations to slow the fibrinolysis activity.

In October 1999, the Medicines Control Agency of Great Britain issued a warning against the off-label use of Quixil in neurosurgery and spinal surgery. Quixil, which is manufactured by Omrix, S.A., is a fibrin sealant containing TA. The warning was issued as a result of the deaths of two patients in neurosurgery due to a toxic reaction in association with the use of Quixil. Recent medical literature has confirmed the toxicity of TA in neurosurgical application. Neurosurgery represents a potentially significant market for fibrin sealant.

A number of products have recently been introduced to the United States market using cyanoacrylates or either collagen or polymer technologies. Certain other products are still in the clinical stage in the United States and overseas. Haemacure believes that some of these new products may perform better than fibrin sealants in particular applications or with respect to one of the four benefits (hemostatis, tensile strength, sealing ability and tissue bonding), but the none of these products is likely to perform as well as fibrin sealants in providing all four benefits.

Description of Property

Haemacure leases the following real properties:

Location                              Area            Purpose      Lease Expires
--------                              ----            -------      -------------
Kirkland, Quebec..............   20,000 sq. ft.    Laboratories     March 2005
Montreal, Quebec..............    4,000 sq. ft.       Office         May 2002
Sarasota, Florida.............    3,600 sq. ft.       Office          Yearly

Haemacure has sub-leased part of the Kirkland, Quebec facility to a third party until the expiration of its own lease in March 2005. The sub-lessee has the option to terminate the sub-lease on December 31, 2001.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Special Note Regarding Forward-Looking Statements

Certain statements contained in this Annual Report on Form 20-F constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this document, the words "anticipate," "believe," "estimate" and "expect" and similar expressions, as they relate to Haemacure or its management, are intended to identify forward-looking statements. Such statements reflect the current views of Haemacure with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, the risks discussed from time to time in Haemacure's filings with regulatory authorities and the risks described in the "Risk Factors" section of this Annual Report. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. In such event, Haemacure does not intend, and does not assume any obligation, to update these forward-looking statements.

The figures appearing in this Item are in Canadian Dollars and United States Dollar equivalents, based on rates prevailing at the end of the relevant period.

Fiscal 2000 Compared to Fiscal 1999

Revenues for 2000 were Cdn. $13.4 million (US $8.8 million) compared to Cdn. $5.8 million (US $3.9 million) for 1999, representing an increase of approximately 132%. Sales were Cdn. $12.9 million (US $8.4 million) for 2000 compared to Cdn. $5.5 million (US $3.7 million) for 1999, representing an increase of 135%. The increase was principally due to increased sales of Hemaseel APR and, to a lesser extent, from the sale of delivery devices. The number of units of Hemaseel APR sold by Haemacure increased from approximately 28,000 ml's for 1999, to approximately 80,000 ml's for 2000.

Cost of sales, selling and marketing expenses were Cdn. $15.7 million (US $10.3 million) for 2000 compared to Cdn. $12.0 million (US $8.2 million) for 1999, representing an increase of 31%. The increase in cost of sales, selling and marketing expenses reflected Haemacure's heightened sales and marketing activities and the cost of additional product sold. Gross margins for 2000 were 48%, compared to 52% (excluding the Cdn. $3.4 million inventory reserve) for 1999. This decrease in gross margins is attributable primarily to price erosion in the sale of Hemaseel APR, the continuation of Haemacure's free sample program, and the delivery to customers of several hundred reconstitution and spray machines free of charge at a cost to Haemacure of US $300 and $200 respectively, per machine.

Research and development expenses were Cdn. $2 million (US $1.31 million) for 2000 compared to Cdn. $3.8 million (US $2.5 million) for 1999. The decrease is attributable to the transfer of responsibility for Phase III clinical trials of Hemaseel HMN to the ZLB.

General and administrative expenses were Cdn. $5.2 million (US $3.4 million) for 2000 compared to Cdn. $3.9 million (US $2.6 million) for 1999, representing an increase of 33%. The increase results in part from costs incurred in connection with the negotiation of the agreement with BPL.

There was a reclassification of certain expenses related to the BPL negotiations from Research and development to General and administrative expenses in the 2000 presentation of 1999 numbers. These expenses were determined to be more related to general and administrative expenses than research and development.

Net loss for 2000 was Cdn. $12.3 million (US $8.1 million) compared to Cdn. $16.9 million (US $11.1 million) for 1999.

Fiscal 1999 Compared to Fiscal 1998

Revenues for the fiscal year ended October 31, 1999 were Cdn. $ 5.8 million (US $3.9 million) compared to Cdn. 1.1 million (US $0.7 million) for the fiscal year ended October 31, 1998. The number of units sold increased from approximately 3,000 ml's to 28,000 ml's from 1998 to 1999. Sales were Cdn. $5.5 million (US $3.7 million) in fiscal 1999 compared to Cdn. 318,000 (US $206,000) for fiscal 1998, reflecting the introduction of Hemaseel APR. Sales of Hemaseel APR rose steadily during each quarter of fiscal 1999. Fibrin sealant is a new technology to the U.S. surgical market, and, consequently, the use of fibrin sealant faces a steep learning curve in the surgical community. However, the educational programs instituted in 1998 by Haemacure began reaping results in 1999, resulting in a significant increase in sales in 1999 over 1998. Investment income was Cdn. $312,000 (US $212,000) in fiscal 1999 compared to Cdn. $745,000 (US $483,000) in fiscal 1998.

Cost of sales, selling and marketing expenses were Cdn. $12.0 million (US $8.2 million) for fiscal 1999 compared to Cdn. $4.3 million (US $2.8 million) for fiscal 1998. The significant increase in cost of sales, selling and marketing expenses reflected Haemacure's greater sales and marketing activities related to Hemaseel APR and the cost of additional product sold. In addition, in fiscal 1999, there was a provision for outdated inventory in the amount of Cdn. $3.4 million. The following were the components of Haemacure's direct cost of sales for the years indicated (in Canadian dollars):

        FY1998     Product costs (including brokerage & freight)        $93,059

        FY1999     Product costs (including brokerage & freight)     $2,597,315
                   Inventory reserves                                 3,427,714
                   Storage expenses - (Baxter $10,607 US)                15,874
                                                            -------------------
                                                                     $6,040,903

        FY2000     Product costs (including brokerage & freight)     $5,146,089
                   DDN (freight and warehousing)                        462,871
                   Reserve                                              280,107
                   Samples                                              850,937
                                                            -------------------
                   COGS - October 31, 2000                           $6,740,004

Haemacure does not believe that the transition in the manufacture of Hemaseel APR from Baxter to BPL will have a material impact on Haemacure's direct costs.

Gross margins for the fiscal year ended October 31, 1998 were not meaningful, as the product was launched late in the year. Gross margins for the fiscal year ended October 31, 1999, excluding inventory provisions of $3.4 million, were 52%.

General and administrative expenses were Cdn. $3.9 million (US $2.6 million) in fiscal 1999 compared to Cdn. $4.4 million (US $2.9 million) in fiscal 1998, a decrease of Cdn. $500,000 (US $333,000), reflecting cost cutting measures implemented throughout Haemacure. These cost-cutting measures included instituting stringent travel policies, holding fewer in-person board meetings, and reducing communications costs by changing telecommunications carriers. Research and development expenses decreased to Cdn. $3.8 million (US $2.5 million) in fiscal 1999 from Cdn. $5.4 million (US $3.5 million) in fiscal 1998, attributable to the transfer of responsibility for Phase III clinical trials of Hemaseel HMN to the ZLB. Because ZLB has assumed all obligations and responsibility for the clinical trials relating to Hemaseel HMN and Thrombin, Haemacure will have only minor expenses associated with the development of the two products (these minor expenses will consist primarily of personnel time and are estimated at about US $100,000 per year).

Interest expenses were Cdn. $838,000 (US $570,000) in fiscal 1999 compared to Cdn. $391,000 (US $253,000) in fiscal 1998. This increase resulted in large part from accruing the net present value of future payments under the Hemaseel APR license agreement. The difference between actual, future payments and the net present value of those payments is treated as interest and amortized over ten years.

Amortization expense for fiscal 1999 was Cdn. $1.8 million (US $1.2 million), compared to Cdn. $1.0 million (US $680,000) in Fiscal 1998. This increase is due to the fact that the Immuno license was only amortized for a portion of fiscal 1998, while it was amortized for the entirety of 1999.

In fiscal 1999, Haemacure experienced a foreign exchange loss of Cdn. $210,076 (US $142,852), compared to a foreign exchange gain of Cdn. $722,693 (US $491,431) in fiscal 1998. The foreign exchange gain in 1998 was attributable to the decrease in the value of the Canadian dollar from US $.71 to US $.65 over the period November 1, 1997 to October 31, 1998, and the impact of such decrease on the reported value of Haemacure's temporary investments in the U.S. During fiscal 1997 and 1998, Haemacure acquired temporary investments that were denominated in U.S. dollars, and the foreign exchange gain for 1998 resulted from the devaluation of the Canadian dollar between the time that such investments were acquired in the U.S. and the revaluation of such investments in Canadian dollars as of October 31, 1998. During fiscal 1999, the exchange rate went from US $.65 to US $.67, having the reverse effect, although the reverse effect was on a smaller scale in light of the smaller swing in the exchange rate and the sale of certain temporary investments in 1999.

Net loss for fiscal 1999 was Cdn. $16.9 million (US $11.5 million) compared to a net loss of Cdn. $13.7 million (US $8.9 million) for fiscal year 1998. The net loss for fiscal 1999 includes a one-time inventory write-off of Cdn. $3.4 million. Lower than expected sales levels, combined with the manufacturer's requirements to schedule production six months in advance, resulted in this provision. The remainder of the increase in net loss is attributable to the rise in sales and marketing expenses associated with the development and implementation of promotional and educational programs and services related to Hemaseel APR.

As indicated in Note 4 to Haemacure's Consolidated Financial Statements, Haemacure has established an allowance for obsolete inventory. This allowance was Cdn. $3,337,556 (US $2,185,000) at October 31, 2000. All of Haemacure's biologic inventory is batch-dated for expiration, rendering it obsolete several months before the expiration date because hospitals will not use short-dated product. During fiscal year 1999, it was determined that 23,000 of Haemacure's 2ml kits would be rendered obsolete during fiscal year 2000, and an allowance was accordingly established. However, this did not affect the cost of the remaining products. The shelf life of Hemaseel APR is two years from the date of manufacture.

Fiscal 1998 Compared to Fiscal 1997

Revenues for the fiscal year ended October 31, 1998 were Cdn. $1.1 million (US $0.7 million) compared to Cdn. $1.0 million (US $0.7 million) for the fiscal year ended October 31, 1997. Sales of Hemaseel APR commenced at the end of the third quarter of fiscal 1998 and amounted to Cdn. $318,000 (US $206,000) by year-end. Sales of Hemaseel APR doubled every month during the final quarter of the fiscal year. Investment income was Cdn. $745,000 (US $483,000) in fiscal 1998 compared to Cdn. $1.0 million (US $0.7 million) in fiscal 1997.

Cost of sales, selling and marketing expenses were Cdn. $4.3 million (US $2.8 million) in fiscal 1998 compared to a nominal amount in fiscal 1997. General and administrative expenses were Cdn. $4.4 million (US $2.9 million) in fiscal 1998 compared to Cdn. $3.2 million (US $2.3 million) in fiscal 1997.

Research and development costs were Cdn. $5.4 million (US $3.5 million) in fiscal 1998 compared to Cdn. $7.0 million (US $5.0 million) in fiscal 1997, reflecting improved cost controls and administration in this area.

Investment tax credits were Cdn. $100,000 (US $65,000) in fiscal 1998 compared to Cdn. $265,000 (US $188,000) in fiscal 1997, reflecting a reduction in Haemacure's research and development expenditures.

As a result of the accrual of discounted future payments to be made under the Hemaseel APR license agreement, total interest expenses recorded increased to Cdn. $391,000 (US $253,000) in fiscal 1998 from Cdn. $85,000 (US $60,000) in fiscal 1997.

Net loss was Cdn. $13.7 million (US $8.9 million) for fiscal 1998 compared to Cdn. $8.7 million (US $6.2 million) for fiscal 1997. This increase is attributable to higher expenses offset by only a marginal increase in revenues.

Investments and Investment Income

Haemacure's temporary investments consist of investments in governments and corporations with an investment grade credit rating. These investments consist of money market instruments and fixed-income securities. As at October 31, 1999, 15% of Haemacure's temporary investments were denominated in Canadian dollars, compared to 28% in 1998, and 85% were denominated in U.S. dollars, compared to 72% in 1998.

Haemacure's investment income for the 1999 fiscal year was Cdn. $311,666 (US $211,934), while investment income for the 1998 fiscal year was Cdn. $744,975 (US $506,583). Investment income for 2000, was Cdn. $481,389 (US $315,230).
Investment income for fiscal year 1999 was significantly less than investment income for 1998, because Haemacure sold a number of investments during the course of 1999, thus reducing the yield. However, the ZLB made an investment in Haemacure in the fourth quarter of 1999, and a significant portion of these funds were then invested by Haemacure in temporary investments during the fourth quarter to result in temporary investments of Cdn. $9,831,926 (US $6,685,710) at October 31, 1999.

Balance Sheet Variances

Haemacure experienced a decrease of Cdn. $2.1 million in cash, cash equivalents, and temporary investments on its balance sheet from 1999 to 2000. This decrease was primarily the result of the acquisition of Cdn. $6.5 million (US $ 4.3 million) in capital equipment for the BPL project and the use of Cdn. $9.6 million (US $6.4 million) in operations during the year ended October 31, 2000. The decrease was offset by Haemacure issuing Common Shares for gross proceeds of Cdn. $17.75 million, with Cdn. $15.5 million (US $10.2 million) net to Haemacure.

The increase in accounts receivable, inventory and accounts payable from 1999 to 2000 was due to increased sales revenue and the proportionate additions to these working capital items.

Haemacure recorded "Other assets" amounted to Cdn. $8,523,192 (US $5,581,293) at October 31, 2000, compared to Cdn. $10,052,786 (US $6,835,894) at October 31,
1999, and Cdn. $11,582,381 (US $7,876,019) at October 31, 1998. These assets consist mainly of Haemacure's rights under Haemacure's licensing and manufacturing agreement with Immuno. Under this agreement, Haemacure acquired the right to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, Haemacure is obligated to make milestone payments, and the manufacturing and distribution rights under this agreement are recorded at the discounted value of the milestone payments less accumulated amortization. The reduction in "other assets" was due to the amortization of these assets. Accumulated amortization for the "other assets" was $4,030,055 (US $2,731,870) at October 31, 2000.

Liquidity and Capital Resources

Prior to the launch of Hemaseel APR, Haemacure funded its operations, research and development, clinical trials, capital expenditures and investments through share issuances, long-term debt, refundable tax credits and grants. Since the launch of Hemaseel APR, sales revenues have also contributed to the financing of Haemacure's operations. During fiscal 1999, Haemacure devoted a significant portion of its cash resources to the marketing of Hemaseel APR and the HemaSyst delivery system, and to the development of increased market share.

Haemacure believes that it has sufficient liquidity to fund its operations for the foreseeable future. However, Haemacure has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future.

With respect to short-term liquidity, Haemacure believes that it has sufficient liquidity to fund operations through the end of fiscal 2001, provided that Haemacure's revenues and expenses are consistent with management's expectations. However, there can be no assurance that revenues and expenses will meet expectations. In particular, Haemacure has made certain assumptions regarding project costs associated with the development of the manufacturing operation in Elstree, UK, but this is a large project which is subject to foreign currency fluctuations and possible cost overruns.

With respect to liquidity beyond 2001, Haemacure expects to undertake new products or ventures in the future, the costs of which are unknown. Because of these new products or ventures, and because management's forecasts for Haemacure's existing operations may prove incorrect, Haemacure may require additional financing to fund its expected growth, and such funding may come from additional equity financing, whether by way of private placement or public offering, through debt financing, through a strategic alliance, or from other sources. No assurance can be given that such funding will be available.

As at October 31, 2000, Haemacure did not have any outstanding lines of credit. However, on January 16, 2001, Haemacure entered into a Loan and Security Agreement with Heller Healthcare Finance, Inc., pursuant to which Haemacure obtained a revolving credit facility of up to US $4 million secured by Haemacure's accounts receivable and inventory. Effective November 20, 2001, this credit facility was replaced by a new credit facility entered into between HAE-US and UPS Capital Corporation. Under the Loan and Security Agreement with UPS, HAE-US may borrow up to US $6 million secured by HAE-US's accounts receivable, inventory, equipment located in the U.S., and intangible assets. This credit facility bears interest at U.S. prime rate plus 2.25%, and subject to the terms and conditions of the agreement, advances under the revolving line of credit are made against a borrowing base of 85% of eligible accounts receivable and 50% of eligible inventory.

Other than the contract with BPL, Haemacure does not have any material capital commitments.

Haemacure's cash position, which consists of cash and cash equivalents, was Cdn. $7.1 million (US $4.6 million) as at October 31, 2000.

On June 19, 2000, Haemacure closed a public offering of 6,046,595 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to Haemacure from the offering were approximately Cdn. $11,325,000, after deduction of the agents' fees and expenses of the offering amounting to Cdn. $1,675,000. On August 1, 2000, Haemacure closed an additional public offering of 1,860,382 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to Haemacure from the offering were approximately Cdn. $3,700,000, after deductions of the agents' fees and expenses of the offering amounting to approximately Cdn. $300,000. On August 18, 2000 an over-allotment option was exercised in connection with the public offering for 301,318 units, each consisting of one Common Share and a warrant to purchase one-half of a Common Share. Net proceeds to Haemacure were approximately Cdn.$602,000. after deductions of the agents fees and expenses of approximately Cdn. $45,000. Haemacure expects to use approximately Cdn. $12,000,000 from the proceeds of these offerings, over a three-year period, for the purchase of equipment to be used by BPL in the manufacturing of Haemacure's products at BPL's facility in England and for leasehold improvements at such facility. The balance of the proceeds will be used for clinical trials associated with FDA approval of the BPL facility and product, other research and development, and general corporate purposes.

On June 27, 2001, Haemacure closed another public offering of 4,166,667 Common Shares. Net proceeds to Haemacure from the offering were approximately Cdn. $4,600,000, after deduction of the agents' fees and expenses of the offering paid in cash amounting to an estimated Cdn. $400,000. The net proceeds from this offering will be used for a milestone payment under the license agreement with Immuno and for the completion of clinical trials for the BPL manufacturing facility in England.

As at October 31, 2000, Haemacure was committed under an agreement to purchase inventories from a supplier during the following six months for a total of Cdn. $2,545,000 (US $1,666,000). These purchases will be financed by Haemacure's cash flow from operations.

Inflation

Historically, inflation has not had a significant impact on Haemacure's business or results of operations.

U.S. GAAP Reconciliation

The Consolidated Financial Statements of Haemacure included in this Annual Report have been prepared in accordance with Canadian GAAP. The key items affecting the reconciliation of Haemacure's financial statements to U.S. GAAP are the treatment of unrealized gains and losses on translation of U.S.-Dollar long-term debt and the treatment of research and development equipment. See Note 16 to Haemacure's Consolidated Financial Statements for a discussion of the significant differences between U.S. GAAP and Canadian GAAP relevant to Haemacure.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                         DIRECTORS AND SENIOR MANAGEMENT

The following is a summary of the relevant experience of each person who is a member of the senior management and/or Board of Directors of Haemacure as of the date of this Annual Report. Each of such persons has been elected to the offices indicated until his or her successor is duly elected and qualified.

Marc Paquin, President, Chief Executive Officer, and Director

Mr. Paquin was founder, a director, President and Chief Executive Officer of Autologous Systems, Inc., the first commercial private blood bank to be established in Canada under the licensing authority of the Bureau of Biologics of Health and Welfare Canada. During the period from Haemacure's inception in August 1986 until its sale in January 1989, Mr. Paquin developed the only operating autologous blood bank in Canada. Prior to founding Autologous Systems, Inc., Mr. Paquin was Vice-President and General Manager of Syntex Diagnostic (Canada) Inc. Mr. Paquin was responsible for the initial set-up of the Syntex Biomedical Division in Canada. Mr. Paquin's education is in general health sciences and management at McGill University. Mr. Paquin founded Haemacure in 1991 and has been its President and Chief Executive Officer since that time.

Wayne G. Johnson, Executive Vice President, Chief Operating Officer, and
Director

Mr. Johnson has been a director of Haemacure since 1994, and in February 2001, Haemacure entered into an employment agreement with Mr. Johson as Executive Vice President and Chief Operating Officer. Since 1991, Mr. Johnson has been President of Bio Ventures, Inc. since November 1991. Bio Ventures, Inc. is a biomedical-focused venture capital and business development company. Prior to 1991, Mr. Johnson worked for Johnson & Johnson, Warner Lambert, and Bayer AG. Mr. Johnson currently serves as the Chairman of the Board of Directors of Canadian Plasma Products. Mr. Johson received a B.S. degree from The Creighton University in 1965.

Christian Hours, Ph.D, Vice-President, Quality and Technical Services

Prior to joining Haemacure in 1994, Dr. Hours was Director of Quality Assurance at IAF BioVac Inc., a subsidiary of BioChem Pharma Inc., where he held various management positions Dr. Hours' extensive management experience covers quality assurance, quality control, regulatory affairs and technology transfers. Before joining the industry, Dr. Hours spent ten years in academic research in molecular biology and virology. Dr. Hours holds a DEA in biochemistry from Marseilles-Luminy University, a Ph.D in biochemistry from McGill University and pursued post-doctoral studies in virology and biochemistry. He also hads a DSA from Ecole des Hautes Etudes Commerciales in Montreal. Dr. Hours is also the author of numerous scientific publications.

Dr. David Karp, M.D., Vice-President, Clinical and Medical Affairs

Dr. David Karp, a board-certified orthopedic surgeon, has been involved in the practice of medicine, medical management and practice management for more than 20 years. After graduating from Albany Medical College in 1977 and completing an orthopedic surgery residency in 1982, he began the practice of orthopedic surgery. Dr. Karp established a sports medicine center, as well as a diabetic foot center. He obtained an MBA from the University of South Florida in 1997. Dr. Karp has consulted in the biomedical field since 1996. He is an active member of the Institutional Review Board at Sarasota Memorial Hospital and a frequent lecturer on medical and biotechnical issues. Dr. Karp joined Haemacure in July 1997.

James L. Roberts, Vice-President, Finance and Administration and Chief Financial Officer

Mr. Roberts' early career was in public accounting with a national firm and with a manufacturing firm as Chief Financial Officer. From 1984 to 1986, Mr. Roberts attended Emory University, obtaining an MBA with emphasis in international finance. Subsequently, he worked for Octel Communications, a software company, as Director of Finance - EMEA (Europe, Middle East and Africa) and then became Senior Vice-President and Chief Financial Officer of Racal Datacom, Inc., a subsidiary of Racal Electronics, PLC, a British public company. Mr. Roberts joined Haemacure in January 2000.

Elaine Whitmore, Ph.D, Vice-President, Regulatory and Scientific Affairs

Elaine Whitmore pursued undergraduate, graduate and postdoctoral studies at Northwestern University, earning a B.A. and Ph.D. in Biological Sciences. She has more than 18 years experience in the field of medical devices and biologics, including nearly a dozen years with Johnson & Johnson with senior management responsibility for a variety of functional areas, including research and development, product development, clinical outcomes and regulatory affairs. Dr. Whitmore also has provided extensive professional consultation in these areas, as well as in technology assessment and development portfolio analysis. She is the author of a book entitled Product Development Planning for Healthcare Products Regulated by the FDA (ASQ Quality Press, 1997) and holds four issued United States patents. Dr. Whitmore joined Haemacure in July 1997.

Kevin Hahnen, Director of Device Development

Mr. Hahnen is a mechanical engineer with more than 20 years of industry experience, with the past twelve years focused in the medical field. As an accomplished inventor, holding several United States and foreign patents, he has developed key product lines for major corporations including Johnson & Johnson, American Home Products, Boston Scientific, and Smith & Nephew. Most recently, Mr. Hahnen participated in start-up ventures (KeraVision, Embol-X), providing project management, product design and crafting intellectual property portfolios. His background encompasses many disciplines, including research and development, manufacturing operations, business development and regulatory affairs. Mr. Hahnen has also lectured on Rapid Prototype Development. Mr. Hahnen joined Haemacure in March 1999.

Patrick Del Medico, Director of Marketing

Prior to joining Haemacure in May 1998, Patrick Del Medico was Marketing Product Manager for Stryker Corporation in Kalamazoo, Michigan. Mr. Del Medico was directly responsible for all domestic and international marketing and sales of surgical instruments and disposables for orthopedic and reconstructive surgery. Mr. Del Medico's extensive medical sales experience also includes positions held in sales, marketing and management for C. R. Bard and Baxter International.

Jack Lynch, National Sales Manager

Mr. Lynch has been involved for more than 20 years in the sale of operating room related products. Mr. Lynch spent 14 years with Ethicon, a division of Johnson & Johnson, where he acquired experience with respect to new product introduction, development of a sales force and management of national accounts. Mr. Lynch joined Haemacure in May 1998.

Directors

Following is a description of the relevant experience of each person who is a member of the Board of Directors of Haemacure as of the date of this Annual Report (other than Mr. Paquin, Haemacure's President and Chief Executive Officer, who is described above). Each of such persons has been elected to serve until the next annual meeting of Haemacure.

Paul Baehr has been a director of Haemacure since May 1998. He has been the Chairman and Chief Executive Officer of Ibex Technologies Inc. since October 1995.

Francis Bellido has been a director of Haemacure since April 1999. From January 1998 until March 1999, he was Strategic Asset Manager, Internal Medicine with Eli Lilly; from January 1996 until January 1998, he was Global Business Unit Manager, Infectious Diseases for Eli Lilly; and from October 1993 until January 1996, he was Manager, Regulatory Affairs, with Eli Lilly.

Louis-M. Riopel, Haemacure's Chairman of the Board, has been a director of Haemacure since 1994. He has been the President of Rio-Dev Inc. since April 1997.

Neil Wiener has been a director of Haemacure since April 2001. He has been a partner at the law firm of Heenan Blaikee for at least the past five years, and he previously served as a director of Haemacure from June 1996 to May 1998.

Pierre Alary has been a director of Haemacure since April 2001. Since August 1998, Mr. Alary has been a Vice President for finance and information technologies at Bombardier Transport, a designer, manufacturer and distributor of rail cars. Prior to joining Bombardier Transport, Mr. Alary was a Senior Partner at Ernst & Young LLP from April 1988 to August 1998, specializing in the biotechnology industry. As Senior Partner, Mr. Alary was in charge of providing audit and consulting services to major manufacturing companies and high technology companies, more specifically biotechnology companies. He has also participated in a number of special financing engagements for manufacturing companies in respect of equity financing.

                     COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets out all annual and long-term compensation for services in all capacities to Haemacure and its subsidiaries for the fiscal years ended October 31, 2000, 1999 and 1998, of the Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers").

Summary Compensation Table
(in Canadian dollars)

--------------------------------------------------------------------------------------------------------------------------
                                       Annual Compensation                    Long Term Compensation

--------------------------------------------------------------------------------------------------------------------------
                                                                                 Awards           Payouts
--------------------------------------------------------------------------------------------------------------------------
                                                                            Number
                                                                              of    Restricted
     Name and                         Salary    Bonus     Other Annual     Options     Stock        LTIP       All
  Principal Position        Year        $         $       Compensation     Granted     Awards      Payouts    Other(4)
--------------------------------------------------------------------------------------------------------------------------
Marc Paquin                 2000     332,325   62,809       12,160(3)       --          --          --        11,730
President and Chief         1999     336,930   30,324          --          100,000      --          --         6,119
Executive Officer           1998     219,125   98,606          --           --          --          --          --
--------------------------------------------------------------------------------------------------------------------------
David Karp                  2000     247,072   28,660         --             8,000      --          --          --
Vice-President,             1999     243,534   26,744         --            15,000      --          --          --
Medical Affairs             1998     170,127    7,318         --            40,000      --          --          --
--------------------------------------------------------------------------------------------------------------------------
Waldron Palmer (1)          2000     235,138   12,231         --             9,600      --          --         6,931
Vice-President, Sales       1999     229,299   22,013         --            16,000      --          --        48,441(5)
and Marketing               1998     170,005   29,155         --            50,000      --          --          --
--------------------------------------------------------------------------------------------------------------------------
James L. Roberts (2)        2000     221,550   24,370         --            50,000      --          --         5,895
Vice-President Finance      1999       --        --           --            --          --          --          --
and Administration, and     1998       --        --           --            --          --          --          --
Chief Financial Officer
--------------------------------------------------------------------------------------------------------------------------
Elaine Whitmore             2000     216,188   28,537         --             8,400      --          --         8,702
Vice-President, Clinical    1999     214,886   18,050         --            12,400      --          --         5,290
and Regulatory Affairs      1998     204,907   25,408         --            --          --          --          --
--------------------------------------------------------------------------------------------------------------------------
--------------------

(1)  Mr. Palmer left Haemacure in November 2000.
(2)  Mr. Roberts joined Haemacure in January 2000.
(3)  This amount consists entirely of an automobile allowance.
(4) Except as otherwise noted, the amounts in this column consist of employer matching contributions to the officer's 401(k) plan account.
(5) $40,689 of this amount consists of reimbursement for personal income taxes paid by Mr. Palmer in connection with the company's reimbursement of his moving expenses related to his move to Sarasota, Florida.

The salary, bonus and other annual compensation paid to the Named Executive Officers are paid in U.S. funds.

Haemacure entered into an employment agreement with Mr. Paquin in September 1999. The agreement is for a term of two years, renewable annually unless either party gives one year prior notice and, in case of termination by Haemacure, provides for the payment to Mr. Paquin of his salary for the greater of the balance of the term of the agreement or 18 months. The agreement was renewed for a one-year period. Mr. Paquin's annual base salary for fiscal 2001 is in the amount of $348,940. Mr. Paquin is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain stated objectives determined by the Board of Directors are attained. Mr. Paquin's base salary is increased annually to reflect the increase in the consumer price index. As part of the employment agreement, Mr. Paquin was granted an option to acquire 100,000 common shares of Haemacure. The option vested on September 2, 2000 in respect of 50,000 shares and will vest on September 2, 2001 in respect of an additional 50,000 shares.

In June 1997, Haemacure entered into an employment agreement with Dr. Karp for an indefinite term. Dr. Karp's annual base salary for fiscal 2001 is in the amount of $251,238. Dr. Karp is also entitled to an annual bonus in an amount not to exceed 20% of his base salary, if certain stated objectives determined by the Board of Directors are attained. As part of the employment agreement, Dr. Karp was granted an option to acquire 40,000 common shares, which is now fully vested. The option expires on June 30, 2002.

In February 1998, Haemacure entered into an employment agreement with Mr. Palmer for an indefinite term. As part of the agreement, Mr. Palmer was granted an option to acquire 50,000 common shares. Mr. Palmer's employment with Haemacure ended on November 1, 2000. As a result of Mr. Palmer having left Haemacure, his option expired on March 1, 2001.

In January 2000, Haemacure entered into an employment agreement with Mr. Roberts for an indefinite term. Mr. Roberts's annual base salary for fiscal 2001 is in the amount of $230,412. Mr. Roberts is also entitled to an annual bonus in an amount not to exceed 20% of his base salary, if certain objectives determined by the Board of Directors are attained. As part of his employment agreement, Mr. Roberts was granted an option to acquire 50,000 common shares, which vested in respect of 25,000 shares on January 6, 2001, and shall vest in respect of 15,000 shares on January 6, 2002 and in respect of 10,000 shares on January 6, 2003.

In June 1997, Haemacure entered into an employment agreement with Mrs. Whitmore for an indefinite term. Mrs. Whitmore's annual base salary for fiscal 2001 is in the amount of $226,998. Mrs. Whitmore is also entitled to an annual bonus in an amount not to exceed 20% of her base salary, if certain stated objectives determined by the Board of Directors are attained. As part of her employment agreement, Mrs. Whitmore was granted an option to acquire 20,000 common shares, which is now fully vested. The option expires on June 30, 2002.

During the fiscal year ended October 31, 2000, Haemacure paid a total of $1,309,436 in remuneration and $108,514 in benefits to six senior executives, one of whom is no longer employed by Haemacure.

Haemacure does not have any pension plans or other type of plans providing retirement or similar benefits for senior management, other than a 401(k) savings plan. Haemacure maintains a 401(k) savings plan which is intended to satisfy the tax qualification requirements of the Internal Revenue Code of 1986, as amended. All of Haemacure's employees aged 21 or older are eligible to participate in the 401(k) plan after one month of service with Haemacure. The 401(k) plan permits participants to contribute up to 15% of their annual compensation (not to exceed US $10,500). Haemacure matches up to 50% of an employee's contributions to the 401(k) plan, not to exceed 6.00% of their annual compensation.

In February 2001, Haemacure entered into an employment agreement with Mr. Wayne
G. Johnson as Executive Vice-President and Chief Operating Officer, for a term of two years, effective February 1, 2001. The agreement provides for an annual base salary of $295,400 and an annual allocation of $73,850 in lieu of relocation. Mr. Johnson is also entitled to an annual bonus in an amount not to exceed 50% of his base salary, if certain stated objectives determined by the Board of Directors are attained. As part of the employment agreement, Mr. Johnson was granted an option to acquire 400,000 common shares of Haemacure. The option will vest in respect of 100,000 common shares 6, 12, 18 and 24 months from December 19, 2000. As this agreement was entered into after the fiscal year ended October 31, 2000, Mr. Johnson's compensation is not shown in the table above.

Remuneration of Directors

During the fiscal year ended October 31, 2000, Haemacure paid a total of $56,500 to its directors for their services in such capacity, including services provided in prior fiscal years. With the exception of Marc Paquin, directors each received $1,500 per meeting of the Board of Directors, $750 per meeting of committees of the Board of Directors as well as reimbursement for travel expenses. Under Haemacure's 1996 Stock Option Plan, six directors received options in respect of an aggregate of 66,000 common shares at an exercise price of $2.60 per share.

Option Grants During the Most Recently Completed Fiscal Year

In March 1996, the Board of Directors of Haemacure created the 1996 Stock Option Plan for directors, officers, employees and service providers of Haemacure. Pursuant to the 1996 Stock Option Plan, options may be granted in respect of 1,098,297 common shares. The option price per share is set by the Board of Directors at the time of the granting of each option, but cannot be less than the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant. The maximum period during which an option may be exercised is ten years from the date of the grant.

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended October 31, 2000.

----------------------------------------------------------------------------------------------------------------------
                                             % of Total
                                          Options Granted
                                          To Employees in                        Market Value on
  Name                Options Granted      Financial Year     Exercise Price      Date of Grant     Expiration Date
----------------------------------------------------------------------------------------------------------------------
Marc Paquin                    --                --                 --                --                --
----------------------------------------------------------------------------------------------------------------------
David Karp                  8,000               6.1%              $2.60             $2.60          December 3, 2009
----------------------------------------------------------------------------------------------------------------------
Waldron Palmer              9,600               7.3%              $2.60             $2.60            March 1, 2001
----------------------------------------------------------------------------------------------------------------------
James L. Roberts           50,000              38.1%              $2.05             $2.05           January 5, 2010
----------------------------------------------------------------------------------------------------------------------
Elaine Whitmore             8,400               6.4%              $2.60             $2.60          December 3, 2009
----------------------------------------------------------------------------------------------------------------------

                                 BOARD PRACTICES

Directors are elected at each annual meeting for a term of office until the next annual meeting. Executive officers are appointed by the board of directors and serve at the pleasure of the board. Haemacure does not have written contracts with any of the directors named above. Haemacure does not have any pension plans or other type of plans providing retirement or similar benefits for directors, nor any benefits upon termination of service as a director.

The Compensation Committee of the Board of Directors is composed of Paul Baehr and Wayne G. Johnson. Mr. Johnson is also an employee of Haemacure. The Compensation Committee was organized for the purpose of making recommendations to the Board of Directors regarding the compensation of senior officers, although the final decision regarding the compensation of such senior officers is actually determined by the Board. The Compensation Committee develops its recommendations based on the principle that Haemacure will pay for performance and be competitive with other firms of comparable size in similar fields. Haemacure's executive compensation program is comprised of a base salary and variable components in the form of an annual bonus opportunity and stock options. The annual bonus provides an opportunity for management and executive employees to earn an annual cash incentive based on the degree of achievement of objectives set by the Board of Directors. The variable components are designed to closely link the compensation of Haemacure's senior executives with the performance of Haemacure as a whole. At all times during the year ended October 31, 2000 and as at the date of this Annual Report, none of the members of the Compensation Committee was an officer or employee of Haemacure or its subsidiaries, except for Mr. Johnson, who became an officer and an employee of Haemacure on February 1, 2001.

The Audit Committee of the Board of Directors is composed of Paul Baehr, Louis Riopel, and Pierre Alary. None of these individuals are employees of Haemacure. The function of the Audit Committee is to meet with Haemacure's Chief Financial Officer and its independent auditors to review and inquire into matters affecting financial reporting, the system of internal accounting and financial controls and procedures and the audit procedure and audit plans. The Audit Committee also recommends to the Board of Directors the auditors to be appointed. In addition, the Audit Committee reviews quarterly financial statements and reviews and recommends to the Board of Directors for approval the annual financial statements. The Audit Committee also reviews with management and reports to the Board of Directors, on an annual basis, on the financial plans and objectives of Haemacure. At all times during the year ended October 31, 2000 and as at the date of this Annual Report, none of the members of the Audit Committee was an officer or employee of Haemacure or its subsidiaries, except for Mr. Johnson, who became an officer and an employee of Haemacure on February 1, 2001.

                                    EMPLOYEES

As of October 31, 2000, Haemacure and HAE-US had a total of 45 employees, of which 28 were engaged directly in sales and marketing, 10 in finance and administration, and 7 in product development, regulatory affairs and quality assurance. Seven of these employees work at Haemacure's office in Montreal, Canada, while 38 work at Haemacure's office in Sarasota, Florida. Haemacure maintains compensation, benefits, equity participation and work environment policies intended to assist in attracting and retaining qualified personnel. No employee of Haemacure is represented under a collective bargaining agreement, nor has Haemacure experienced any work stoppage, or employee-related litigation.

                                 SHARE OWNERSHIP

The following table sets forth certain information as of November 15, 2001, concerning the share ownership of the directors of Haemacure and the executive officers listed in the Summary Compensation Table above. All dollar amounts in the following table are Canadian dollars.

----------------------------------------------------------------------------------------------------------------------
                                      Number of
                                    Common Shares
                   Number of        which may be         Range of           Range of              Percentage of
                 Common Shares      acquired under     Exercise Price    Expiration Dates        Common Shares
    Name           Owned(1)         Option Plan(2)      of Options         of Options          Beneficially Owned(3)
----------------------------------------------------------------------------------------------------------------------
Marc Paquin            982,415          250,000        $4.00 to 7.00      Sept. 1, 2009 to          3.46%
                                                                             Indefinite
----------------------------------------------------------------------------------------------------------------------
                                                                          June 30, 2007 to
David Karp                -              74,600        $1.35 to 5.60        December 18,
                                                                               2010                    -
----------------------------------------------------------------------------------------------------------------------
Waldron
Palmer(4)                 -                -                  -                 -                      -
----------------------------------------------------------------------------------------------------------------------
                                                                          January 5, 2010
James L. Roberts         7,000           61,000        $1.35 to 2.05       to December 18,             *
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                          June 30, 2007 to
Elaine Whitmore           -              54,000        $1.35 to 5.60      December 18, 2010            -
----------------------------------------------------------------------------------------------------------------------
                                                                          November 17, 2008
Paul Baehr                -              34,000        $1.35 to 5.60        to December 18,            -
                                                                                 2010
----------------------------------------------------------------------------------------------------------------------
                                                                           December 3, 2009
Francis Bellido           -              20,000        $1.35 to 2.60        to December 18,            -
                                                                                 2010
----------------------------------------------------------------------------------------------------------------------
                                                                          November 17, 2001
Wayne Johnson           65,770          476,701        $1.35 to 5.60        to December 18,            *
                                                                                 2010
----------------------------------------------------------------------------------------------------------------------
                                                                          November 18, 2006
Louis Riopel             5,000           52,000        $1.35 to 5.60        to December 18,            *
                                                                                 2010
----------------------------------------------------------------------------------------------------------------------
Pierre Alary             2,000             -                  -                 -                     *
----------------------------------------------------------------------------------------------------------------------
Neil Wiener              1,000             -                  -                 -                     *
----------------------------------------------------------------------------------------------------------------------

*represents less than 1%

(1) Represents shares owned beneficially by the named individual other than those shares which may be acquired under
Haemacure's option plan. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2) Includes all shares which the named individual has the right to acquire under all vested and unvested options granted to such individual under Haemacure's option plan.

(3) This information is based on 28,399,617 Common Shares outstanding as of November 15, 2001.

(4) Mr. Palmer left Haemacure in November 2000.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                               MAJOR SHAREHOLDERS

The following table includes the name of the shareholders owning of record or beneficially, to the knowledge of Haemacure, more than 5% of the issued and outstanding Common Shares of Haemacure as of November 15, 2001. Unless otherwise indicated, the shareholders identified in this table have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them. Additionally, unless otherwise indicated below, none of the major shareholders have any different voting rights than any other holders of Common Shares.

       Name and place of residence           Number of shares held    Percentage
       ---------------------------           ---------------------    ----------
       CSL Limited                                  4,604,332           16.21%
       Victoria, Australia  (1)

       AGF Funds Inc. and Global Strategy           3,904,600           13.75%
       Financial, Inc., collectively
       Toronto, Ontario  (2)

       Societe generale de financement du Quebec    2,759,554            9.72%
       Montreal, Quebec  (3)

(1) These shares are indirectly owned through a wholly owned subsidiary, ZLB Bioplasma AG, which is located in Bern, Switzerland.

(2) AGF Funds Inc. and Global Strategy Financial Inc. are mutual fund managers.

(3) These shares are indirectly owned through a wholly owned subsidiary, SGF Sante Inc. Societe generale de financement du Quebec ("SGF") is an industrial and financial holding company that was created by the Government of Quebec in 1962. SGF was organized to invest in Quebec-related businesses for the purpose of enhancing the long-term economic development of Quebec. SGF, in conjunction with private investors, invests in businesses in numerous sectors, including high technology, health, agri-food, and metals and minerals. SGF invested CD$6 million in Haemacure in 1994.

The Common Shares listed above as being beneficially owned by CSL Limited were initially acquired from Haemacure by the ZLB Central Laboratory Blood Transfusion Service, SRC, in April 1999 pursuant to a license agreement between the two companies. In June 2000, CSL Limited acquired ZLB Central Laboratory Blood Transfusion Service. The acquisition was effected through ZLB Bioplasma AG, a subsidiary of CSL Limited, at which time ZLB Bioplasma AG became the owner of the shares.

AGF Funds and Global Strategy Financial became record holders of more than 10% of the Common Shares on September 27, 2000, when they collectively acquired 73,000 Common Shares on the open market. On January 17, 2001, they acquired acquired an additional 463,900 Common Shares on the open market.

Except for the foregoing ownership changes and share acquisitions, and except for dilution caused by Haemacure's stock offerings in June 2000, August 2000, and June 2001, Haemacure is not aware of any significant change in the percentage ownership of Common Shares held by any of the above major shareholders during the past three years.

According to information furnished by Haemacure's transfer agent, as of June 29, 2001, Haemacure had 23 shareholders of record holding 28,339,617 Common Shares, of which four shareholders holding 533,436 Common Shares (representing 1.88% of the issued Common Shares) had an address of record in the United States.

ITEM 8.  FINANCIAL INFORMATION

See Item 17 (Financial Statements).

Legal Proceedings

As of October 31, 2000, Haemacure was not a party to any material legal proceedings.

Dividend Policy
To date, Haemacure has not paid any dividends on its Common Shares and does not intend to declare any cash dividends in the foreseeable future.

Significant Changes

The following are significant changes that have occurred with respect to Haemacure since October 31, 2000:

On January 16, 2001, Haemacure signed a revolving line of credit agreement with Heller Healthcare Finance, Inc. for an amount up to U.S. $4,000,000, bearing interest at prime rate plus 2%. Subject to the terms and conditions of the agreement, advances under the revolving line of credit were made against a borrowing base equal to 85% of qualified trade receivables. The credit facility was secured by Haemacure's accounts receivable and inventories. Effective November 20, 2001, this credit facility was replaced by a new credit facility entered into between HAE-US and UPS Capital Corporation. Under the Loan and Security Agreement with UPS, HAE-US may borrow up to US $6 million secured by HAE-US's accounts receivable, inventory, equipment located in the U.S., and intangible assets. This credit facility bears interest at U.S. prime rate plus 2.25%, and subject to the terms and conditions of the agreement, advances under the revolving line of credit are made against a borrowing base of 85% of eligible accounts receivable and 50% of eligible inventory.

On January 24, 2001, the Board of Directors of Haemacure adopted a Shareholder Protection Rights Plan. The plan provides for the issuance of one common share purchase right (a "Right") for each outstanding Common Share of Haemacure. The Rights are designed to provide protection against abusive takeover tactics such as partial tender offers, selective open-market purchases, and offers for all of the Common Shares at less than full value or at an inappropriate time. The Rights will be exercisable only if a person or group of affiliated persons acquires 20% or more of the outstanding Common Shares of Haemacure or announces an intent to commence an offer to purchase 20% of the Common Shares. Each Right will initially entitle shareholders to buy one Common Share at a price of $75 per share, subject to adjustment. If any person becomes a 20% or greater shareholder of Haemacure (a "Flip-In Event"), each Right (subject to certain limitations) will entitle its holder to purchase, upon the exercise of such Right, a number of Common Shares equal to the exercise price (currently $75) divided by one-half the closing price of the Common Shares on the Toronto Stock Exchange on that date on which such person become a 20% or greater shareholder. However, the Board of Directors may, under certain circumstances, waive the consequences of a particular Flip-In Event so that there would be no adjustment to the Rights upon the occurrence of the Flip-In Event. Also, at or prior to the time that the Rights first become exercisable, the Board of Directors of Haemacure may redeem all of the Rights at a price of $0.01 per Right, at which time the Rights will terminate. The foregoing is a very brief and incomplete summary of the Shareholder Protection Rights Plan, and you should be aware that the plan has a number of exceptions and conditions. Consequently, the foregoing summary is qualified in its entirety by reference to the actual plan document.

On February 15, 2001, Haemacure and Pharmacia Corporation entered into an agreement under which Pharmacia appointed Haemacure as Pharmacia's exclusive outside sales and marketing representative for Pharmacia's Gelfoam product in North America. Gelfoam is an absorbable gelatin hemostatic product that is available in powder, sponge, and film forms. The Gelfoam line of products constitutes the best-selling family of topical hemostatic agents in the world. Haemacure will use its surgically dedicated sales force to promote and sell the Gelfoam product to all surgical specialties. The agreement sets forth a commission structure applicable to sales of Gelfoam to North American accounts that are listed in the agreement. The agreement is for a three-year term, but the agreement automatically renews on a year-to-year basis unless one of the parties gives notice of nonrenewal at least 90 days prior to the end of the term or the end of any renewal term.

On June 27, 2001, Haemacure closed a public offering in Quebec of 4,166,667 common shares at a price of Cdn. $1.20 per share, for gross proceeds of Cdn. $5,000,000. Net proceeds to Haemacure from the offering were approximately Cdn. $4,500,000 after deduction of the underwriter's fees and expenses of the offering amounting to Cdn. $500,000.

On September 10, 2001, Haemacure and Baxter AG (as successor to Immuno) entered into a settlement agreement resolving disputes on the cost of Hemaseel APR product and other financial issues under the parties' manufacturing agreement. Pursuant to the settlement agreement, Haemacure was refunded US $1.5 million for past purchases of Hemaseel APR from Immuno. The settlement was a result of a cost review conducted at Haemacure's request by the FTC trustee that oversees the parties' compliance with the Immuno license and manufacturing agreements. As a part of the settlement, the parties also agreed upon fixed prices for Hemaseel APR for the remainder of the term of the manufacturing agreement.

ITEM 9.  THE OFFER AND LISTING

                        TRADING MARKET AND TRADING PRICES

The Common Shares of Haemacure are traded on the Toronto Stock Exchange under the symbol "HAE.TO" and were also, until December 3, 1999, listed on the Montreal Stock Exchange. Currently, the Common Shares are not traded on a United States exchange or listed for quotation on any United States quotation system. The following table sets forth, for the periods indicated, the high and low sale prices per share (in Canadian Dollars) for Haemacure's Common Shares on both the Toronto Stock Exchange and the Montreal Stock Exchange for the fiscal quarters indicated below.

      Fiscal 1998                    High            Low         Average Daily
      -----------                    ----            ---         Trading Volume
                                                                 --------------
             First Quarter          $ 4.50          $ 2.75            14,298
             Second Quarter         $ 6.25          $ 2.30            30,087
             Third Quarter          $ 7.50          $ 4.50            21,885
             Fourth Quarter         $ 6.50          $ 4.70             8,462

      Fiscal 1999
      -----------
             First Quarter          $ 6.00          $ 4.80            10,339
             Second Quarter         $ 4.85          $ 3.30             4,245
             Third Quarter          $ 4.65          $ 2.75             6,770
             Fourth Quarter         $ 4.00          $ 2.31             5,029

      Fiscal 2000
      -----------
             First Quarter          $ 3.40          $ 1.80            17,295
             Second Quarter         $ 6.00          $ 2.80            47,226
             Third Quarter           $3.45           $2.00            16,143
             Fourth Quarter          $3.45           $1.75            60,272

ITEM 10. ADDITIONAL INFORMATION

                      ARTICLES OF INCORPORATION AND BYLAWS

Haemacure's Articles of Amalgamation, as amended, which we refer to as our Articles of Amalgamation, are on file with Industry Canada under Corporation No. 326868-3. Our Articles of Amalgamation do not include a stated purpose and do not place any restrictions on the business that Haemacure may carry on.

DIRECTORS

A director of our corporation need not be a shareholder. In accordance with our Articles of Amalgamation as amended and bylaws and the Canada Business Corporations Act, a majority of our directors need not be residents of Canada. However, our bylaws provide that the directors may transact business only at a meeting at which a majority of the directors present are resident Canadians. In order to serve as a director, a person must be a natural person at least 18 years of age, of sound mind and not bankrupt. Our bylaws impose a mandatory retirement age of 75 years old for directors.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our corporation must disclose to Haemacure the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act and our bylaws. The Canada Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

     * is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of Haemacure or an affiliate;

     * relates primarily to his or her remuneration as a director, officer, employee or agent of Haemacure or an affiliate;

     * is for indemnity or insurance for director's liability as permitted by the Canada Business Corporations Act; or

     *    is with an affiliate.

Our board of directors may, on behalf of the corporation and without authorization of our shareholders:

     *    borrow money on the credit of the corporation;

     *    issue, reissue, sell or pledge debt obligations of the corporation;

     * give a guarantee on behalf of the corporation to secure performance of an obligation of any person; and

     * mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the corporation, owned or subsequently acquired, to secure any obligation of the corporation.

Unless a unanimous shareholder agreement relating to the corporation otherwise provides, the directors may, by resolution, delegate the powers referred to herein to a director, a committee of directors or an officer of the corporation.

The Canada Business Corporations Act prohibits the giving of financial assistance to any shareholder, director, officer or employee of the corporation or of an affiliated corporation or to an associate of any such person for any purpose or to any person for the purpose of or in connection with a purchase of a share issued or to be issued by the corporation or its affiliates, where there are reasonable grounds for believing that the corporation is or, after giving the financial assistance, would be unable to pay its liabilities as they become due, or the realizable value of the corporation's assets excluding the amount of any financial assistance in the form of assets pledged or encumbered to secure a guarantee, after giving the guarantee, would be less than the aggregate of the corporation's liabilities and stated capital of all classes. These borrowing powers may be varied by the corporation's bylaws or its articles of incorporation. However, our bylaws and Articles of Amalgamation do not contain any restrictions on or variations of these borrowing powers.

CLASSES OF STOCK

Our Articles of Amalgamation authorize the issuance of an unlimited number of common shares and an unlimited number of preferred shares. The holders of the common shares of Haemacure are entitled to receive notice of and to attend all meetings of the shareholders of Haemacure and have one vote for each common share held at all meetings of the shareholders of Haemacure. Our directors are elected at each annual meeting of shareholders and do not stand for reelection at staggered intervals. The holders of common shares are entitled to receive dividends and our corporation will pay dividends, as and when declared by our board of directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our board of directors may from time to time determine, and all dividends which our board of directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the corporation, whether voluntary or involuntary, or any other distribution of assets of the corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to any preferences held by holders of preferred shares, be entitled to receive the remaining property and assets of the corporation.

The rights, privileges, conditions and restrictions attaching to the preferred shares are as follows:

     * the preferred shares may be issued in one or more series as may be determined by resolution of the board of directors of the corporation;

     * the board of directors of the corporation shall, by resolution, determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of each series;

     * no preferred shares shall have voting rights at shareholder meetings, except as required by the Canada Business Corporations Act and except in the event that the corporation fails to pay a certain number of dividends (as specified in the resolutions creating the series of preferred shares);

     * the preferred shares are entitled to a preference over the common shares with respect to dividends (such preference to be determined by resolution of the board of directors) and shall rank on parity with other series of preferred shares with respect to dividends; and

     * upon the liquidation, dissolution, or winding-up of the corporation, the holders of preferred shares shall be entitled to receive, before any distribution is made to holders of common shares, an amount per share equal to the price at which such share was issued.

There are no preferred shares currently issued and outstanding, and the board of directors of Haemacure has not designated any series of preferred shares.

ACTION NECESSARY TO CHANGE RIGHTS OF SHAREHOLDERS

In order to change the rights of our shareholders, we would need to amend our Articles of Amalgamation to effect the change. An amendment to change the rights of common shares would require the affirmative vote of the holders of at least two-thirds of the common shares represented in person or by proxy at the shareholders' meeting called to consider the amendment and voting with respect thereto and an amendment to change the rights of preferred shares would require the affirmative vote of the holders of at least two-thirds of the preferred shares represented in person or by proxy at the shareholders' meeting called to consider the amendment and voting with respect thereto.

MEETINGS OF SHAREHOLDERS

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The board of directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder entitled to vote who, at the close of business on the record date for notice, if any, is entered in the securities register as the holder of one or more shares of the corporation carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of financial statements and auditor's report, the election of directors and reappointment of the incumbent auditor, shall state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and shall state the text of any special resolution to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote, the directors of the corporation and the auditor of the corporation. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the chairman of the meeting.

LIMITATIONS ON RIGHT TO OWN SECURITIES

Neither Canadian law nor our articles or bylaws limit the right of a nonresident to hold or vote our shares, other than as provided in the Investment Canada Act (the "Investment Act"), as amended by the World Trade Organization Agreement Implementation Act. The Investment Act generally prohibits implementation of a direct reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in our shares by a non-Canadian (other than a "WTO Investor," as defined below) would be reviewable under the Investment Act if it were an investment to acquire direct control of our corporation, and the value of the assets of our corporation were Cdn. $5.0 million or more (provided that immediately prior to the implementation of the investment our corporation was not controlled by WTO Investors). An investment in our shares by a WTO Investor (or by a non-Canadian other than a WTO Investor if, immediately prior to the implementation of the investment our corporation was controlled by WTO Investors) would be reviewable under the Investment Act if it were an investment to acquire direct control of our corporation (in 2001) and the value of the assets of our corporation equaled or exceeded Cdn. $209.0 million. A non-Canadian, whether a WTO Investor or otherwise, would be deemed to acquire control of our corporation for purposes of the Investment Act if he or she acquired a majority of the our shares. The acquisition of less than a majority, but at least one-third of our shares, would be presumed to be an acquisition of control of our corporation, unless it could be established that we were not controlled in fact by the acquirer through the ownership of our shares. In general, an individual is a WTO Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("WTO Member") or has a right of permanent residence in a WTO Member. A corporation or other entity will be a "WTO Investor" if it is a "WTO investor-controlled entity," pursuant to detailed rules set out in the Investment Act. The United States is a WTO Member. Certain transactions involving our shares would be exempt from the Investment Act, including: (a) an acquisition of our shares if the acquisition were made in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of our corporation in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and (c) an acquisition of control of our corporation by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our corporation, through the ownership of voting interests, remains unchanged.

CHANGE OF CONTROL

There are no provisions of our bylaws or Articles of Amalgamation that would have an effect of delaying, deferring or preventing a change in control of the corporation and that would operate only with respect to a merger, acquisition or corporate restructuring involving the corporation. Our bylaws do not contain a provision governing the ownership threshold above which shareholder ownership must be disclosed.

On January 24, 2001, the Board of Directors of Haemacure adopted a Shareholder Protection Rights Plan. The plan provides for the issuance of one common share purchase right (a "Right") for each outstanding Common Share of Haemacure. The Rights are designed to provide protection against abusive takeover tactics such as partial tender offers, selective open-market purchases, and offers for all of the Common Shares at less than full value or at an inappropriate time. The Rights will be exercisable only if a person or group of affiliated persons acquires 20% or more of the outstanding Common Shares of Haemacure or announces an intent to commence an offer to purchase 20% of the Common Shares. Each Right will initially entitle shareholders to buy one Common Share at a price of $75 per share, subject to adjustment. If any person becomes a 20% or greater shareholder of Haemacure (a "Flip-In Event"), each Right (subject to certain limitations) will entitle its holder to purchase, upon the exercise of such Right, a number of Common Shares equal to the exercise price (currently $75) divided by one-half the closing price of the Common Shares on the Toronto Stock Exchange on that date on which such person become a 20% or greater shareholder. However, the Board of Directors may, under certain circumstances, waive the consequences of a particular Flip-In Event so that there would be no adjustment to the Rights upon the occurrence of the Flip-In Event. Also, at or prior to the time that the Rights first become exercisable, the Board of Directors of Haemacure may redeem all of the Rights at a price of $0.01 per Right, at which time the Rights will terminate. The foregoing is a very brief and incomplete summary of the Shareholder Protection Rights Plan, and you should be aware that the plan has a number of exceptions and conditions. Consequently, the foregoing summary is qualified in its entirety by reference to the actual plan document.

                               MATERIAL CONTRACTS

The following is a summary of our company's material contracts entered into since April 30, 1999:

         1. License Agreement, dated April 21, 1997, between Haemacure and Immuno International, AG, as amended on July 8, 1997. This agreement provides for the perpetual license by Haemacure from Immuno of the right to manufacture, market, and sell the liquid formulation of fibrin sealant that Haemacure currently markets under the name Hemaseel APR. Under the license agreement, Haemacure is committed to make milestone payments to Immuno of US $2.5 million in June 2004 and of US $2.75 million in June 2006. In addition, Haemacure must pay US $1.5 million to Immuno when the FDA approves the manufacture of Hemaseel APR by Haemacure. Under the license agreement, Haemacure has already paid Immuno US $1 million at the time of the FTC's approval of the license agreement, US $250,000 upon the FDA's licensure of the product in 1998, US $1 million for the delivery of the first order of Hemaseel APR, and US $2.5 million as a milestone payment in September 2001. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

         2. Manufacturing Agreement, dated April 21, 1997, between Haemacure and Immuno International, AG. This agreement requires Immuno to manufacture Hemaseel APR for Haemacure at a fixed price until July 28, 2002. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

         3. License Agreement, dated April 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Service, SRC. Under this agreement, the ZLB acquired the right to market Hemaseel HMN and a worldwide non-exclusive license to Haemacure's patents and technology relating to Hemaseel HMN. In consideration of this license, the ZLB assumed all future financial and managerial responsibilities with respect to the completion of clinical trials for Hemaseel HMN in the United States and Europe, as well as for the completion of regulatory submissions and licensing of Hemaseel HMN. This license agreement expires upon the expiration of the patent for Hemaseel HMN. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

         4. Supply Agreement, dated June 15, 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Services, SRC. Under this agreement, the ZLB agreed to complete its dedicated manufacturing facility and supply Haemacure with Hemaseel HMN and improved products based on Haemacure technology for a period of ten years fro the date of first United States or European regulatory approval. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

         5. Manufacturing Agreement, dated March 2000, between Haemacure and Bio Products Laboratory (BPL). Under this agreement, BPL has agreed to develop a dedicated manufacturing facility for the manufacture of Hemaseel APR and Hemaseel APR (FF) and to manufacture and supply the two products to Haemacure. Haeamcure is responsible for the purchase of all equipment and is required to pay BPL for time and material necessary to redesign and construct the manufacturing section of BPL's current facility in Elstree, U.K. Once BPL commences the manufacture of the product, the price for the Hemaseel APR will be $37.25 per ml, which can be adjusted provided that minimum purchases are exceeded, product mix changes, or other factors occur. This agreement expires five years after the FDA approves the Biologics License Application for the manufacture of the products. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

         6. Supply and Development Agreement, dated March 16, 1999, between Haemacure and micromedics, inc. Under this agreement, micromedics has agreed to manufacture al of Haeamcure's requirements of the HemaSyst delivery system. The contract is for an initial three-year term, which automatically renews for successive one year terms unless notice to the contrary is given by either party at least 120 days in advance. Additional information regarding this agreement is set forth in Item 4 of this Annual Report.

         7. Employment Letter Agreement, dated September 9, 1999, between Haemacure and Marc Paquin. This letter agreement outlines the terms of Mr. Paquin's employment with Haemacure. The term of employment is for two years, beginning on September 2, 1999, but the term will automatically renew on a year-to-year basis unless Haemacure provides one-year's notice of desire not to renew. Under this agreement, Mr. Paquin's base salary is US $225,000 per year, which will be increased annually in accordance with the U.S. Consumer Price Index. Mr. Paquin will also be entitled to an annual performance bonus if certain objectives are achieved. In connection with the agreement, Mr. Paquin was granted an option to purchase 100,000 Common Shares of Haemacure.

         8. Loan and Security Agreement, dated November 20, 2001, between HAE-US and UPS Capital Corporation. This agreement provides for a revolving credit facility of up to US $6 million secured by HAE-US's accounts receivable, inventory, equipment located in the U.S., and intangible assets. This credit facility bears interest at the U.S. prime rate plus 2.25%, and the facility has an initial term of three years.

         9. Agreement, dated February 15, 2001, between Haemacure and Pharmacia Corporation. Under this agreement, Pharmacia appointed Haemacure as Pharmacia's exclusive outside sales and marketing representative for Pharmacia's Gelfoam product in North America. The agreement sets forth a commission structure applicable to sales of Gelfoam to North American accounts that are listed in the agreement. The agreement is for a three-year term, but the agreement automatically renews on a year-to-year basis unless one of the parties gives notice of nonrenewal at least 90 days prior to the end of the term or the end of any renewal term.

         10. Settlement Agreement, dated September 10, 2001, between Haemacure and Baxter AG (as successor to Immuno International AG). This agreement resolves disputes between the parties regarding the cost of Hemaseel APR product and other financial issues under their manfuacturing agreement. Under this Settlement Agreement, Haemacure was refunded US $1.5 million for past purchases of Haemacure APR, and the parties also agreed upon fixed prices for Hemaseel APR for the remainder of the manfuacturing agreement. Further, the parties agreed upon pricing for the Feiba component to be supplied by Baxter for production of the Hemaseel APR at the BPL facility, as well as the cost of the Duploject delivery device.

       EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Haemacure is a Canadian corporation. Most of the directors, controlling persons and officers of Haemacure are residents of Canada and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons or officers who are not residents of the United States or to realize, in the United States, upon judgments of courts of the United States predicated upon the civil liability under Federal securities laws of the United States. There is doubt as to enforceability in Canada against Haemacure or against any of its directors, controlling persons or officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon Federal securities laws of the United States.

There is no law, regulation or governmental decree in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common stock, other than withholding tax requirements described in Item 7 below.

There is no limitation imposed by Canadian law or by the charter or other constituent documents of Haemacure on the right of a non-resident of Canada to hold or vote Haemacure's Common Shares, other than as provided in the Investment Canada Act. The following summarizes the principal relevant features of the Investment Canada Act.

Under the Investment Canada Act, the acquisition of control of a Canadian business by a non-Canadian (which would include an entity organized in the United States) is subject to notification and could be subject to a review procedure. A non-Canadian would acquire control of Haemacure for purposes of the Investment Canada Act if it acquired a majority of the Common Shares, or less than a majority, but one-third of the Common Shares, unless it can demonstrate that it does not thereby control Haemacure, or if it acquired all or substantially all of the assets of Haemacure.

Under the Investment Canada Act, the size of the Canadian business is measured against thresholds to determine if review or notification is required. In a transaction that involves a national of a member country of the World Trade Organization (the "WTO") (which includes the United States), the transaction is not reviewable, and is subject to the notification requirement only if, on a direct acquisition of control, the Canadian business has gross assets of less than a specified amount, currently approximately US $129 million. An indirect acquisition of control is not reviewable, unless the value of the assets of the Canadian control is nevertheless subject to notification. In circumstances where the acquiror is not a WTO investor or the Canadian business falls within a special category, such as a business involving culture, heritage, transportation services, financial services or uranium mining, the threshold for review of a direct acquisition is approximately US $3.4 million and, for an indirect acquisition, is approximately US $33.7 million. With respect to the direct acquisition of control of certain businesses related to Canada's cultural heritage or national identity which are below the threshold, Canada's Governor in Council has the power to order the review of such investments. In the case of a reviewable transaction, the acquiror must be able to demonstrate that the investment is likely to be of "net benefit to Canada."

A non-Canadian must file a notification each and every time it acquires control of an existing Canadian business where the acquisition of control is not a reviewable transaction.

Certain transactions in relation to Haemacure's Common Shares would be exempt from the Investment Canada Act, including:

     a) an acquisition of Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

     b) an acquisition of control of Haemacure in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

an acquisition of control of Haemacure by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of Haemacure, through the ownership of voting interests, remains unchanged.

                                    TAXATION

The tax consequences of an investment in Haemacure are complex and based on tax provisions that are subject to change. Prospective investors are urged to consult with, and must depend upon, their own tax advisors with specific reference to their own tax situations as to the income and other tax consequences of an investment in Haemacure.

Canadian Federal Income Tax Considerations

The brief discussion below summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of Haemacure's Common Shares for an investor who (i) is not resident in Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act"), (ii) is resident in the United States and not resident in Canada for the purposes of the Canada-United States Income Tax Convention (1980) (the "Convention"), (iii) holds his Common Stock as capital property, (iv) does not and is not deemed to carry on business in Canada, and
(v) does not and is not deemed to perform independent personal services in Canada. Such discussion is based on the current provisions of the Tax Act and the regulations thereunder and on Haemacure's understanding of the current administrative practices of The Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada before the date hereof. The discussion is general only and is not a substitute for independent advice from an investor's own tax advisor.

Dividends on Common Shares

Generally, a shareholder of Haemacure resident in the United States is subject to Canadian withholding tax at the rate of 15% on dividends paid by Haemacure. The rate of Canadian withholding tax is reduced to 5% if the shareholder is a corporation resident in the United States which beneficially owns at least 10% of the voting stock of Haemacure.

Disposition of Common Shares

Generally, a shareholder resident in the United States would not be subject to Canadian tax on taxable capital gains realized on a disposition of Common Shares, unless the shareholder, persons with whom the shareholder did not deal at arm's length, or the shareholder, together with all such persons, owned 25% or more of the shares of any class of Haemacure's stock at any time in the five years preceding the disposition. However, the Convention will generally relieve United States residents from liability for tax under the Tax Act on capital gains derived on a disposition of Common Shares unless the value of the shares of Haemacure is derived principally from real property in Canada. Haemacure does not believe that the value of its shares is currently derived principally from real property in Canada.

U.S. Federal Income Tax Considerations for U.S. Persons

The following paragraphs contain a summary of certain U.S. federal income tax considerations for U.S. Persons (as defined below) who hold Common Shares of Haemacure. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, rulings of the Internal Revenue Service (the "IRS"), and judicial decisions in existence on the date hereof, all of which are subject to change. Any such change could apply retroactively and could have adverse consequences to Haemacure and its shareholders. This summary is necessarily general and does not attempt to summarize all aspects of the federal tax laws (and does not attempt to summarize any state or local laws) that may affect an investor's acquisition of an interest in Haemacure. No ruling from the IRS will be requested and no assurance can be given that the IRS will agree with the tax consequences described in this summary.

For purposes of this discussion, the term "U.S. Person" means (a) an individual who is a citizen of the United States or who is resident in the United States for United States federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. The term "U.S. Holder" means a shareholder of Haemacure who is a U.S. Person. The term "foreign corporation" means an entity that is classified as a corporation for U.S. federal income tax purposes and that is not organized under the laws of the United States or any state thereof.

This summary does not discuss all United States federal income tax considerations that may be relevant to U.S. Holders in light of their particular circumstances or to certain holders that may be subject to special treatment under United States federal income tax law (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, and U.S. Holders who acquired shares through exercise of employee stock options or otherwise as compensation for services). Furthermore, this summary does not address any aspects of state or local taxation.

Dividends and gains on sale

Except as described below with respect to the "passive foreign investment company" rules, distributions by Haemacure to a U.S. Holder will be treated as ordinary dividend income to the extent of Haemacure's current and accumulated earnings and profits. Such dividends will not be eligible for the dividend-received deduction generally allowed under the Code to dividend recipients that are U.S. corporations. The amount of any distribution in excess of Haemacure's current and accumulated earnings and profits will first be applied to reduce the U.S. Holder's tax basis in its Common Shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of the Common Shares. Except as described below with respect to the "passive foreign investment company" rules, any gain recognized by a U.S. Holder on a sale or exchange of Common Shares (or on a distribution treated as a sale or exchange) generally will be treated as capital gain. Capital gains of corporations are taxable at the same rate as ordinary income. With respect to non-corporate taxpayers, the excess of net long-term capital gain over net short term capital loss may be taxed at a substantially lower rate than is ordinary income. A capital gain or loss is long-term if the asset has been held for more than one year and short-term if held for one year or less. In addition, the distinction between capital gain or loss and ordinary income or loss is relevant for purposes of limitations on the deductibility of capital losses.

A U.S. Holder generally may claim a credit against its U.S. federal income tax liability for Canadian income tax withheld from dividends received on Common Shares. The amount of this credit is subject to several limitations under the Code.

Controlled foreign corporation rules

A foreign corporation generally is classified as a "controlled foreign corporation" (a "CFC") if more than 50% of the corporation's shares (by vote or value) are owned, directly or indirectly, by "10% U.S. Shareholders". For this purpose, a "10% U.S. Shareholder" is a U.S. Person that owns, directly or indirectly, shares possessing 10% or more of the voting power in the foreign corporation. Haemacure believes that it is not a CFC at the present time. If Haemacure were a CFC, each 10% U.S. Shareholder that owns, directly or indirectly through foreign entities, an interest in Haemacure generally would be required to include in its gross income for U.S. federal income tax purposes a pro-rata share of any "Subpart F" income earned by Haemacure, whether or not such income is distributed by Haemacure. Subpart F income generally includes interest, dividends, royalties, and gain on the sale of stock or securities.

Foreign personal holding company rules

In general, a foreign corporation is a "foreign personal holding company" (a "FPHC") during a taxable year if (i) at any time during the taxable year, more than 50% of the shares (by vote or value) of the corporation are owned, directly or indirectly, by five or fewer individuals who are U.S. Persons, and (ii) at least 50% of the gross income of the corporation for the taxable year consists of "foreign personal holding company income" (such as dividends, interest, royalties, and gains on the sale of stock or securities).

Haemacure believes that it is not a FPHC at the present time. If Haemacure were a FPHC, each U.S. Person that owns, directly or indirectly through foreign entities, an interest in Haemacure generally would be required to recognize, as a dividend, the U.S. Person's share of the undistributed annual income of Haemacure.

Passive foreign investment company rules

In general, a foreign corporation is a "passive foreign investment company" (a "PFIC") during a taxable year if 75% or more of its gross income for the taxable year constitutes "passive income" or if 50% or more of its assets held during the taxable year produce, or are held for the production of, passive income. For this purpose, the "gross income" of Haemacure equals Haemacure's gross revenue from sales, less the cost of goods sold (as determined under U.S. federal income tax principles), plus investment income. For Haemacure's taxable year ending October 31, 1998, and for each prior taxable year, Haemacure's gross revenue from sales exceeded the cost of goods sold, but the amount of Haemacure's investment income in the taxable year was greater than 75% of Haemacure's gross income. Accordingly, Haemacure believes that it was a PFIC during its taxable year ending October 31, 1998 and during each prior taxable year. Haemacure believes that it may have been a PFIC during its taxable year ending October 31, 1999. However, Haemacure believes that it was not a PFIC during its taxable year ending October 31, 2000, and anticipates that it will not be a PFIC during any subsequent taxable year.

In general, any U.S. Person that owns, directly or indirectly, an interest in a foreign corporation will be subject to an interest charge (in addition to regular U.S. federal income tax) upon the disposition by the U.S. Person of, or receipt by the U.S. Person of "excess distributions" with respect to, any shares of the foreign corporation if: (i) the foreign corporation is a PFIC during the taxable year in which such income is realized by the U.S. Person; or (ii) the foreign corporation was a PFIC during any prior taxable year that is included in whole or in part in the U.S. Person's "holding period" (within the meaning of Section 1223 of the Code) with respect to its interest in the shares of the foreign corporation. Furthermore, the U.S. Person's share of such gain or "excess distribution" will be taxable as ordinary income. There exist several other adverse tax consequences that may apply to any U.S. Person that owns, directly or indirectly, an interest in a PFIC.

Each U.S. Person who owned, directly or indirectly, Common Shares of Haemacure at any time during a taxable year of the U.S. Person beginning before November 1, 1999 is urged to consult its own tax advisor with respect to the advantages and disadvantages of making an election under Section 1298(b)(1) of the Code to recognize any gain on the U.S. Person's Common Shares as of October 31, 1998 and/or October 31, 1999. If such an election is made to recognize gain as of the last day of the last taxable year of Haemacure during which it was a PFIC, the adverse tax consequences described in the immediately preceding paragraph (including the interest charge and the treatment of gains as ordinary income) would not apply to any gain on the U.S. Person's Common Shares that accrues (and any distribution that is received from Haemacure) after the effective date of the election, although these adverse tax consequences would apply to any gain that accrued (and any distribution that is received from Haemacure) on or before such date.

Backup withholding

Information reporting to the IRS may be required with respect to payments of dividends on the Common Shares to U.S. Holders, and with respect to proceeds received by U.S. Holders on the sale of Common Shares. A U.S. Holder may be subject to backup withholding at a 31% rate with respect to dividends received with respect to Common Shares, or proceeds received on the sale of Common Shares through a broker, unless the U.S. Holder (i) demonstrates that it qualifies for an applicable exemption (such as the exemption for holders that are corporations), or (ii) provides a taxpayer identification number and complies with certain other requirements. Any amount withheld from payment to a U.S. Holder under the backup withholding rules generally will be allowed as credit against the U.S. Holder's U.S. federal income tax liability, if any, and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.

                              DOCUMENTS ON DISPLAY

Haemacure is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Haemacure files reports and other information with the Securities and Exchange Commission. These materials, including this Annual Report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Haemacure's Annual Report and some of the other information submitted by Haemacure to the Commission may be accessed through this web site.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Haemacure qualifies as a "small business issuer" under Rule 405 promulgated under the Securities Exchange Act of 1934 and, therefore, is not obligated to make disclosures under Item 11. However, the following sets forth Haemacure's general exposure to market risk relating to changes in interest rates and foreign currency exchange rates. This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary as a result of many factors, including material changes in interest rates and foreign currency exchange rates.

Interest Rate Sensitivity

At June 29, 2001, Haemacure had long-term debt of Cdn. $990,000. This debt bears interest at variable rates. An increase of 1% in the interest rate will increase annual interest payments by approximately $9,900 .

Haemacure does not currently hedge against interest rate fluctuations.

Foreign Currency Exchange Rate Risk

Haemacure's operating results are set forth in Canadian dollars. Revenues are typically received from United States sources in United States dollars, while expenses are paid primarily in United States dollars and, to a lesser extent, in Canadian dollars. Accordingly, to a certain extent, operating results can be affected by fluctuations in the United States dollar exchange rate.

In its ordinary course of business, Haemacure enters into transactions denominated in foreign currencies. As a result, Haemacure is generally subject to exposure from fluctuations in foreign currency exchange rates. Haemacure is not currently a party to any foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. Historically, the effect of movements in foreign currency exchange rates has not had a material impact on Haemacure's operating results.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. [RESERVED BY THE SEC FOR FUTURE USE]

ITEM 16. [RESERVED BY THE SEC FOR FUTURE USE]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS


                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page

      Auditors' Report                                                       60

      Consolidated Balance Sheets of the Company at October 31, 1999         61
      and 2000

      Consolidated Statements of Operations for the fiscal years ended       62
      October 31, 1998, 1999 and 2000

      Consolidated Statements of Shareholders' Equity for the fiscal years   63
      ended October 31, 1998, 1999 and 2000

      Consolidated Statements of Cash Flows for the fiscal years ended       64
      October 31, 1998, 1999 and 2000

      Notes to Consolidated Financial Statements                             65

                                AUDITORS' REPORT



To the Directors of
Haemacure Corporation

We have audited the consolidated balance sheets of Haemacure Corporation as at October 31, 2000 and 1999 and the consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at October 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2000 in accordance with Canadian generally accepted accounting principles.

Significant differences between the accounting principles applied in the accompanying financial statements and those under accounting principles generally accepted in the United States are quantified and explained in note 16 to the consolidated financial statements.



Montreal, Canada,                                /s/  Ernst & Young LLP
November 22, 2000.                               Chartered Accountants

Haemacure Corporation
Incorporated under the Canada Business Corporations Act

                           CONSOLIDATED BALANCE SHEETS

As at October 31
[In Canadian dollars]
                                                        2000            1999
                                                         $               $
--------------------------------------------------------------------------------
ASSETS
Current assets
Cash and cash equivalents [note 13]                   7,072,703       1,421,161
Temporary investments                                 2,168,436       9,831,926
Accounts receivable [note 3]                          2,867,787       1,574,105
Inventories [note 4]                                  3,107,368       2,132,663
Prepaid expenses                                        298,431         219,261
--------------------------------------------------------------------------------
                                                     15,514,725      15,179,116
Capital assets [notes 5 and 7]                        7,485,393       1,265,756
Other assets [note 6]                                 8,523,192      10,052,786
Deferred foreign exchange loss                          326,821          27,410
--------------------------------------------------------------------------------
                                                     31,850,131      26,525,068
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities              3,956,454       2,987,281
Current portion of long-term debt                        18,276          51,457
Current portion of other liabilities                  3,627,532              --
--------------------------------------------------------------------------------
                                                      7,602,262       3,038,738
Long-term debt [note 7]                                 950,913         918,005
Other liabilities [note 8]                            7,656,391      10,162,093
--------------------------------------------------------------------------------
                                                     16,209,566      14,118,836
--------------------------------------------------------------------------------
Shareholders' equity                                 15,640,565      12,406,232
--------------------------------------------------------------------------------
                                                     31,850,131      26,525,068
--------------------------------------------------------------------------------

Commitments and contingencies [note 11]

See accompanying notes

On behalf of the Board:

               /s/ Marc Paquin, Director /s/ Paul Baehr, Director

Haemacure Corporation

                      CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended October 31
[In Canadian dollars]

                                                         2000            1999             1998
                                                          $                $               $
----------------------------------------------------------------------------------------------------
REVENUES
Sales                                                  12,900,732       5,454,337          317,937
Investment income                                         481,389         311,666          744,975
----------------------------------------------------------------------------------------------------
                                                       13,382,121       5,766,003        1,062,912
----------------------------------------------------------------------------------------------------
EXPENSES
Cost of sales, selling and marketing expenses          15,671,390      12,041,054        4,296,634
General and administrative                              5,177,862       3,906,282        4,439,098
Research and development                                2,038,570       3,800,302        5,386,978
Investment tax credits                                         --              --         (100,000)
Amortization of capital and other assets                1,811,229       1,823,254        1,002,216
Interest on other liabilities                             810,470         760,638          327,000
Foreign exchange loss (gain)                                9,735         210,076         (722,693)
Interest on long-term debt                                 55,983          56,452           52,185
Other financial expenses                                   94,725          21,244           12,196
----------------------------------------------------------------------------------------------------
                                                       25,669,964      22,619,302       14,693,614
----------------------------------------------------------------------------------------------------
Loss before income taxes                              (12,287,843)    (16,853,299)     (13,630,702)
Provision for income taxes [note 10]                       34,927          62,460           25,000
----------------------------------------------------------------------------------------------------
Net loss                                              (12,322,770)    (16,915,759)     (13,655,702)
----------------------------------------------------------------------------------------------------
Basic loss per common share                                (0.66)          (1.26)           (1.24)
----------------------------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation

                                                  CONSOLIDATED STATEMENTS OF
                                                     SHAREHOLDERS' EQUITY

Years ended October 31
[In Canadian dollars]
                                                 2000                         1999                        1998
                                        ------------------------- ---------------------------  ---------------------------
                                         Number of      Amount      Number of       Amount      Number of       Amount
                                          shares          $          shares           $          shares           $
--------------------------------------------------------------------------------------------------------------------------
Share capital [note 9]
Common shares
   Balance at beginning of year          16,009,155    64,877,794   11,023,168    42,265,203    10,982,968    42,110,383
   Issued under stock option plans           10,000        25,000       49,560       159,088        40,200       154,820
   Issued upon the exercise of warrants       5,500        13,200      332,095       749,959            --            --
   Issuance of common shares              7,906,977    17,000,000    4,604,332    21,703,544            --            --
   Issuance of common shares due to
     the over-allotment option              301,318       647,834           --            --            --            --
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                   24,232,950    82,563,828   16,009,155    64,877,794    11,023,168    42,265,203
--------------------------------------------------------------------------------------------------------------------------
Total share capital                                    82,563,828                 64,877,794                  42,265,203
--------------------------------------------------------------------------------------------------------------------------
Deficit
Balance at beginning of year                          (52,471,562)               (35,555,803)                (21,900,101)
Net loss                                              (12,322,770)               (16,915,759)                (13,655,702)
Share issue expenses [note 9]                          (2,958,931)                        --                          --
--------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                (67,753,263)               (52,471,562)                (35,555,803)
--------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital [note 9]                       830,000                         --                          --
Share capital paid-up and not issued
   [note 9]                                                    --                         --                   7,101,544
--------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                             15,640,565                 12,406,232                  13,810,944
--------------------------------------------------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation

                                          CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended October 31
 [In Canadian dollars]
                                                                            2000            1999             1998
                                                                             $               $                $
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss                                                                  (12,322,770)    (16,915,759)      (13,655,702)
Items not affecting cash
   Amortization of capital assets                                             281,635         293,659           345,623
   Amortization of other assets                                             1,529,594       1,529,595           656,593
   Accrued interest on long-term debt                                          51,184          47,645            37,820
   Accrued interest on other liabilities                                      810,470         760,638           327,000
   Loss (gain) on disposal of capital assets                                   43,761         (97,897)               --
   Foreign exchange (gain) loss                                               (36,673)        (18,196)          185,531
   Unrealized foreign exchange loss                                            11,949          25,239            38,600
-------------------------------------------------------------------------------------------------------------------------
                                                                           (9,630,850)    (14,375,076)      (12,064,535)
Net change in non-cash working capital balances
   related to operations [note 13]                                         (1,378,384)     (2,014,884)          939,500
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                      (11,009,234)    (16,389,960)      (11,125,035)
-------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Issuance of common shares                                                  17,686,034      15,511,046           154,820
Subscription for common shares to be issued                                        --              --         7,101,544
Share issue costs                                                          (2,128,931)             --                --
Repayment of long-term debt                                                   (51,457)        (51,319)         (131,994)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities                                       15,505,646      15,459,727         7,124,370
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Disposition (acquisition) of temporary investments                          7,663,490        (176,419)        6,814,105
Acquisition of capital assets                                              (6,549,033)       (236,741)         (157,067)
Disposal of capital assets                                                      4,000         252,870            14,164
Acquisition of other assets                                                        --              --        (1,847,246)
Reimbursement of acquisition cost of other assets                                  --              --           689,150
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities                                        1,118,457        (160,290)        5,513,106
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                   36,673          18,196          (185,531)
-------------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                                     5,651,542      (1,072,327)        1,326,910
Cash and cash equivalents at beginning of year                              1,421,161       2,493,488         1,166,578
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year [note 13]                          7,072,703       1,421,161         2,493,488
-------------------------------------------------------------------------------------------------------------------------
Supplemental information
Interest paid                                                                   4,798           8,807            14,365
Income taxes paid                                                              51,492          19,452            25,044
-------------------------------------------------------------------------------------------------------------------------

See accompanying notes

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

The consolidated financial statements of the Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"]. The financial statements have, in management's opinion, been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized hereafter.

As further described under note 16, the accounting policies followed by the Corporation differ in certain respects from those that would have been followed had these financial statements been prepared in conformity with accounting principles generally accepted in the United States ["U.S. GAAP"] and the accounting principles and practices required by the United States Securities and Exchange Commission ["SEC"].

1.     NATURE OF BUSINESS

The Corporation specializes in developing, manufacturing, marketing and selling biological adhesives and biomaterials for acute surgical wound care.

The Corporation's activities since incorporation have been to perform research and development, establish offices and its sales network, build research facilities, sell its products, and raise capital. The Corporation has not realized a profit since its inception and there can be no assurance that it will either achieve or maintain profitability in the future. The Corporation may require additional financing to fund its expected growth. Such funding may come from internally-generated cash flow, from additional equity financing, whether by way of private placement or public offering, through a strategic alliance or from other sources. No assurance can be given that such funding will be available.

The Corporation plans to pursue the marketing of Hemaseel APR which represents substantially all sales revenue of the Corporation. These activities are subject to the risks inherent in any Corporation that operates in the field of biotechnology. These risks relate to the successful completion of the marketing of the Corporation's products, required financing and research and development activities. The Corporation also faces uncertainty with regard to the renewal of its license to sell Hemaseel APR from the United States Federal Trade Commission [see note 8].

2.     SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from the estimates and assumptions used.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

2.     SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Cash equivalents

Cash equivalents consist of investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less from the date of purchase. As at October 31, 2000, an amount of $2,358,383 of cash and cash equivalents are denominated in foreign currencies and are used by the Corporation to hedge against certain accounts payable and future commitments due in 2001.

Temporary investments

Temporary investments, consisting of money market instruments and fixed-income securities, are valued at the lower of cost and fair market value. As at October 31, 2000, an amount of $2,046,652 of temporary investments are denominated in foreign currencies and are used by the Corporation to hedge against certain amounts payable and future commitments due in 2001.

Inventories

Inventories, which consist of products held for resale, are valued at the lower of cost, using the first-in, first-out method, and net realizable value, less allowance for obsolescence which takes into consideration factors such as turnover and the expiry date of the products.

Capital assets

Capital assets are recorded at cost, net of related government assistance and investment tax credits, and are amortized over their estimated useful life using the declining balance method, except for leasehold improvements which are amortized using the straight-line method, at the following rates:

Laboratory equipment                                             20%
Office equipment                                                 20%
Computer equipment                                               30%
Leasehold improvements                                           Lease term

No amount of depreciation is calculated on construction in progress. The Corporation does not capitalize interest during construction.

Government assistance and investment tax credits

Government assistance and investment tax credits are recorded as a reduction of the related expenditures or capital assets when there is reasonable assurance of their ultimate realization.

Income taxes

The Corporation follows the deferred income tax allocation method in accounting for income taxes. Under this method, timing differences between income for accounting purposes and income for tax purposes give rise to deferred income taxes.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

2.     SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Other assets

Other assets, mainly comprising of manufacturing and distribution rights, are recorded at cost. Other assets are amortized using the straight-line method over a period of eight years.

Research and development

Research costs are charged against income in the year of expenditure. Development costs are charged against income in the year of expenditure unless a development project meets the criteria under generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date.

Translation of foreign currencies

Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and liabilities as well as revenues and expenses denominated in a foreign currency are translated at the exchange rate prevailing at the transaction date. Foreign currency translation gains and losses are included in the statement of operations of the reporting period, except those related to the translation of other liabilities which are deferred and amortized over the remaining life of the other liabilities on a straight-line basis. The accounts of a foreign subsidiary are translated using the temporal method.

Financial Instruments

The Corporation utilizes financial instruments in foreign currencies [cash and cash equivalents and temporary investments] to manage its exposure to changes in foreign currency exchange rates. Foreign currency gains and losses relating to these financial instruments are deferred and recognized in the same period and in the same financial statement category as the related items hedged.

Loss per share

The basic loss per share has been calculated using the weighted average number of outstanding common shares during the year. The fully diluted loss per share is not shown since it would have the effect of reducing the loss per share.

Stock option plan

The Corporation has a stock-based compensation plan, which is described in note
9. No compensation expense is recognized for this plan when shares or stock options are issued to employees or directors. Any consideration paid by the employees or directors on exercise of stock options or purchase of stock is credited to share capital. If shares or stock options are repurchased from employees or directors, the excess of the consideration paid over the carrying amount of the shares or stock options is charged to deficit.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

2.     SIGNIFICANT ACCOUNTING POLICIES [Cont'd]

Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparison between the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value [net recoverable value]. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the net recoverable value.

3.     ACCOUNTS RECEIVABLE
                                                      2000            1999
                                                        $               $
----------------------------------------------------------------------------
Accounts receivable - trade                      2,210,355       1,229,786
Interest receivable                                266,097          16,279
Commodity taxes and other                          391,335         328,040
----------------------------------------------------------------------------
                                                 2,867,787       1,574,105
----------------------------------------------------------------------------


4.     INVENTORIES
                                                      2000            1999
                                                        $               $
----------------------------------------------------------------------------
Products held for resale                         6,444,924       5,560,377
Less: allowance for obsolescence                 3,337,556       3,427,714
----------------------------------------------------------------------------
                                                 3,107,368       2,132,663
----------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

5.     CAPITAL ASSETS

                                                  2000                            1999
                                        --------------------------  --------------------------------
                                                      Accumulated                    Accumulated
                                           Cost       amortization       Cost        amortization
                                            $              $               $              $
----------------------------------------------------------------------------------------------------
Laboratory equipment                     1,570,383        953,886       1,518,123         809,908
Office equipment                           343,067        158,342         335,816         113,067
Computer equipment                         204,293         59,962         269,136         164,923
Leasehold improvements                     377,617        195,666         377,617         147,038
Construction in progress                 6,357,889             --              --              --
----------------------------------------------------------------------------------------------------
                                         8,853,249      1,367,856       2,500,692       1,234,936
Less: accumulated amortization           1,367,856                      1,234,936
----------------------------------------------------------------------------------------------------
Net book value                           7,485,393                      1,265,756
----------------------------------------------------------------------------------------------------

6.     OTHER ASSETS
                                                       2000            1999
                                                         $               $
-----------------------------------------------------------------------------

Other assets, at cost [note 8]                   12,553,247      12,553,247
Less: accumulated amortization                    4,030,055       2,500,461
-----------------------------------------------------------------------------
Net book value                                    8,523,192      10,052,786
-----------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

7.     LONG-TERM DEBT
                                                                                     2000         1999
                                                                                       $            $
-------------------------------------------------------------------------------------------------------
Loan from Investissement Quebec [a]                                               944,109      892,925

Bank loan bearing interest at prime rate plus 1.75%, repayable in monthly
principal installments of $4,167 maturing in February 2001 [b]                     16,666       66,666

Loan bearing interest at 10%, repayable in monthly installments of $198,
including principal and interest, maturing in March 2005                            8,414        9,871
-------------------------------------------------------------------------------------------------------
                                                                                  969,189      969,462
Less: current portion                                                              18,276       51,457
-------------------------------------------------------------------------------------------------------
                                                                                  950,913      918,005
-------------------------------------------------------------------------------------------------------

[a]  Under the terms of the agreement with Investissement Quebec ["IQ"], this loan bears interest at a rate equal to the rate prescribed by the ministere du Revenu du Quebec less 4% [6% as at October 31,
     2000 and 5% as at October 31, 1999]. Interests for the year ended October 31, 2000 amounting to
     $51,184 [$47,645 in 1999] have been capitalized to the loan in accordance with the provisions of the loan agreement. The loan and interest thereon will be repayable in installments equal to 10% of gross sales of the products stemming from the sale of internally developed fibrin sealants [Hemaseel
     HMN]. As of October 31, 2000, no such products had been sold. After repayment of the loan and the interest thereon, the Corporation will pay a royalty equal to 2% of gross sales from the date of final repayment until the end of a period of 10 years starting with the commencement of the commercialization of these products.

[b]  Equipment is pledged as security for this loan.

The minimum annual long-term debt principal repayments, excluding those relating to the IQ loan, are as follows over the next five years:
                                                                   $
------------------------------------------------------------------------
2001                                                             18,276
2002                                                              1,778
2003                                                              1,965
2004                                                              2,170
2005                                                                891
------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

8.     OTHER LIABILITIES

In April 1997, the Corporation entered into a licensing and manufacturing agreement to obtain the rights to manufacture and sell Hemaseel APR, a fibrin sealant, in the United States. Under this agreement, the Corporation is committed to make milestone payments.

Other liabilities represent the present value, discounted using a rate of 8.25%, of the milestones payments to be made by the Corporation related to the purchase of the rights to manufacture and sell fibrin sealant in the United States. As of October 31, 2000, a total consideration of US $2,250,000 [CAN $3,210,200] has been paid. These payments along with the discounted value of milestone payments to be made were included with other assets [see note 6].

Payments to be made are as follows:

US$1,500,000      Upon the Food and Drug Administration's ["FDA"] approval for the Corporation to produce the product;
US$2,500,000      In June 2001, i.e. 36 months following the first delivery of the product;
US$2,500,000      In June 2004, i.e. 72 months following the first delivery of the product;
US$2,750,000      In June 2006, i.e. 96 months following the first delivery of the product.

The Corporation acquired these rights under license and manufacturing agreements with Immuno International AG ["Immuno"], required by a consent order of the United States Federal Trade Commission ["FTC"] in connection with the acquisition of Immuno by Baxter International, Inc. The FTC may terminate the license agreement if the Corporation:

[i]    voluntarily ceases for 60 days to sell Hemaseel APR;

[ii] abandons its efforts to obtain FDA approval to manufacture Hemaseel APR on its own;

[iii] fails to obtain FDA approval before July 28, 2000 to manufacture Hemaseel APR itself, provided that the FTC may extend the license for an additional four years if the trustee appointed by the FTC to monitor the parties' compliance with the agreements determines that the Corporation has made good faith efforts to obtain FDA approval for its manufacturing and that FDA approval appears likely within that time period. The FTC, on July 28, 2000, granted the Corporation the first of the possible four one-year extensions based on the trustees' recommendation.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]


9.     SHARE CAPITAL

Authorized

Unlimited number of common shares.

Unlimited number of preferred shares, non-voting, issuable in series, with such rights and conditions as may be determined by the Board of Directors.

Share capital paid-up and not issued

On August 11, 1998, the Corporation received in advance a consideration of $7,101,544 following a third party's subscription for 811,605 common shares of the Corporation. The subscription agreement did not include any repayment terms and, as at October 31, 1998, it was reasonably certain that the issue of these shares would be approved by the regulatory authorities. Consequently, the proceeds of this subscription are shown as "share capital paid-up and not issued" in the Corporation's share capital as at October 31, 1998.

On November 3, 1998, the Corporation obtained the necessary approval from the regulatory authorities to issue the 811,605 common shares and the shares were issued on that date. Consequently, these shares are part of the common shares issued during the year and are shown as "share capital" in the Corporation's shareholders' equity as at October 31, 1999.

Options

In March 1996, the Board of Directors of the Corporation established the 1996 stock option plan which provides for the granting of options to acquire common shares to employees, officers and directors, and service providers to the Corporation. A maximum of 1,098,297 common shares may be issued under the 1996 stock option plan. At the annual and special meeting of the shareholders of the Corporation held on April 27, 2000, the shareholders approved a resolution increasing the maximum number of common shares which may be issued under the 1996 stock option plan to 1,675,683.

The exercise price of an option granted under the 1996 stock option plan is set at the time of the grant of the option, but cannot in any event be less than the closing sale price of the common shares on The Toronto Stock Exchange on the last business day prior to the day the option is granted. The exercise period of options granted under the 1996 stock option plan may not exceed ten years from the date of grant.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

9.     SHARE CAPITAL [Cont'd]

A summary of the situation as at October 31, 2000 and 1999 of the Corporation's fixed-price stock option plan and the changes made in the years then ended is shown below:

                                                           2000                         1999
                                                  ------------------------- ---------------------------
                                                                Weighted                   Weighted
                                                                 average                   average
                                                                 exercise                  exercise
                                                   Options       price         Options      price
-------------------------------------------------------------------------------------------------------
Outstanding options, at beginning of year            837,700      5.02        644,601        4.74
Granted                                              315,100      2.91        340,509        5.14
Exercised                                            (10,000)     2.50        (49,560)       3.21
Cancelled                                            (31,000)     4.13        (97,850)       4.53
--------------------------------------------------------------------------------------------------
Outstanding options, at end of year                1,111,800      4.47        837,700        5.02
--------------------------------------------------------------------------------------------------
Exercisable options, at end of year                  941,300      4.70        731,700        5.08
--------------------------------------------------------------------------------------------------

In addition, with respect to the issuance of shares during the year, the Corporation has also granted the underwriters, an option to purchase 820,830 shares exercisable at $2.15 per share on or before June 19, 2002. The Corporation has calculated the fair value of these options and has recognized $830,000 as share issue costs charged to deficit and recorded as additional paid-in capital.

The following table contains information regarding outstanding fixed-price stock options as at October 31, 2000:

                        Number of
                       outstanding                                           Number of outstanding
    Price range       options as at     Weighted average    Weighted average  exercisable options   Weighted average
   for the year     October 31, 2000     years remaining     exercise price  as at October 31, 2000  exercise price
         $                  #                 Years                $                   #                    $
-----------------------------------------------------------------------------------------------------------------------
   2.01 to 3.00         314,410               8.29                2.51              223,910               2.64
   3.01 to 4.00         199,584               8.20                3.78              143,584               3.71
   4.01 to 5.00          85,100               7.15                4.25               71,100               4.25
   5.01 to 6.00         322,706               7.99                5.45              322,706               5.45
   6.01 to 7.00         190,000               5.94                6.85              180,000               6.88
-----------------------------------------------------------------------------------------------------------------------
   2.01 to 7.00       1,111,800               7.69                4.47              941,300               4.70
-----------------------------------------------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]


9.     SHARE CAPITAL [Cont'd]

Warrants

A summary of the situation as at October 31, 2000 and 1999 of the Corporation's warrants and the changes made in the years then ended is shown below:

                                                            2000                     1999
                                                 -------------------------  -------------------------
                                                                Weighted                   Weighted
                                                                 average                    average
                                                                exercise                   exercise
                                                    Shares        price      Shares          price
---------------------------------------------------------------------------------------------------------
Outstanding warrants, at beginning of year               --          --      332,095          2.26
Granted                                           4,104,148        2.40           --            --
Exercised                                            (5,500)       2.40     (332,095)         2.26
---------------------------------------------------------------------------------------------------------
Outstanding warrants, at end of year              4,098,648        2.40           --            --
---------------------------------------------------------------------------------------------------------

During the year ended October 31, 2000, the Corporation issued 4,104,148 warrants in connection with the issuance of common shares. These warrants entitle the holder to purchase one common share of the Corporation at a price of $2.40 until December 31, 2001.

The Corporation entered into an agreement with one of its suppliers for services to be rendered over the next two years. As part of the compensation payable to the supplier, the Corporation is required to issue up to 50,000 warrants subject to performance and regulatory approval, each of which entitles the holder to purchase one common share at a price of $1.95. Of the 50,000 warrants, 25,000 expire on February 23, 2006 and 25,000 expire on February 23, 2007. An expense and accounts payable of $23,000 were recorded during the year ended October 31, 2000 in connection with this obligation.

Haemacure Corporation


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

10.    INCOME TAXES

The provision for income taxes represents large corporation tax.

As at October 31, 2000, the Corporation had accumulated deductible temporary differences for the federal and provincial income tax amounting to approximately $6,850,000 and $6,350,000 respectively, which are due mainly to scientific research and experimental development expenses and share issue expenses, the benefit of which is not recorded in the consolidated financial statements.

As at October 31, 2000, the Corporation also had not recorded the tax benefits of federal and provincial tax losses and investment tax credits carried forward for federal income tax purposes amounting to approximately $22,430,000, $17,436,000 and $775,000, respectively, and which expire as follows:

                                   Federal       Provincial    Investment
                                  tax losses     tax losses    tax credits
                                      $              $              $
-----------------------------------------------------------------------------
2001                               2,112,000              --            --
2002                               1,782,000              --        19,000
2003                               1,908,000         808,000        57,000
2004                               6,886,000       6,886,000        67,000
2005                               2,928,000       2,928,000        23,000
2006                               6,814,000       6,814,000       328,000
2007                                      --              --       206,000
2008                                      --              --        56,000
2009                                      --              --        19,000
-----------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

11.    COMMITMENTS AND CONTINGENCIES

[a] As at October 31, 2000, the Corporation has commitments outstanding under an agreement to purchase Hemaseel APR inventories from suppliers during the next six months for a total of approximately $2,545,000.

[b] As at October 31, 2000, the Corporation was committed under an agreement to purchase equipment for the manufacturing of Hemaseel APR for a total of $9,000,000 over the next two years.

[c] The Corporation's total commitments under operating leases amount to approximately $2,666,000. The minimum payments, before taking into consideration the sub-lease mentioned below, for the next five years are as follows:
                                                                         $
     -------------------------------------------------------------------------
       2001                                                          684,000
       2002                                                          648,000
       2003                                                          488,000
       2004                                                          468,000
       2005                                                          378,000
     -------------------------------------------------------------------------
                                                                   2,666,000
     -------------------------------------------------------------------------
In 1998, the Corporation sub-leased to a third party part of its premises until the expiry of the head lease, equivalent to its commitment. The sub-lessee has the option to terminate the sub-lease on December 31, 2001.

Expected sub-lease rentals to be received for the next five years are as follows:
                                                                         $
     -------------------------------------------------------------------------
       2001                                                          275,000
       2002                                                          283,000
       2003                                                          289,000
       2004                                                          294,000
       2005                                                          113,000
     -------------------------------------------------------------------------
                                                                    1,254,000
     -------------------------------------------------------------------------

     Rent expense for the year ended October 31, 2000 amounted to $493,973 [$479,314 and $408,058 in 1999 and 1998 respectively]. Sub-lease revenue for the year ended October 31, 2000 amounted to $258,790 [$225,324 and $22,059 in 1999 and 1998 respectively].

[d] A third party has challenged one of the Corporation's patents in Europe. Management, based on the advice and information provided by its legal counsel, is of the opinion that the Corporation has a strong case in defending its position. As such no provision has been recorded.

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

12.    FINANCIAL INSTRUMENTS

Concentration of credit risk

The Corporation believes it is not exposed to a significant concentration of credit risk. Cash and cash equivalents and temporary investments are invested on a diversified basis in corporations benefiting from an excellent credit rating. Concentration of credit risk with respect to accounts receivable is limited because of the Corporation's large number of customers. As at October 31, 2000 and 1999, no customers represented more than 10% of accounts receivable.

Fair value of financial instruments

[i]   Short-term financial assets and liabilities

The carrying amounts of these assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and cash equivalents, temporary investments and accounts receivable. Short-term financial liabilities comprise accounts payable.

[ii]  Long-term debt

The fair value is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements. There is no material difference between the carrying value and the fair value of the long-term debt, including other liabilities, with the exception of IQ loan for which the fair value is not readily determinable due to its specific nature.

Interest rate risk

The Corporation has long-term debt which would expose it to interest rate risk through fluctuations in the prime interest rate and the rate prescribed by the ministere du Revenu du Quebec.

13.    STATEMENTS OF CASH FLOWS

Cash and cash equivalents

The cash and cash equivalents consist of cash on hand, bank balances and investments in money market instruments. The cash and cash equivalents shown in the cash flow statements includes the following balance sheet amounts:

                                                        2000            1999
                                                         $               $
------------------------------------------------------------------------------
Cash on hand and bank balances                      5,133,69          759,929
Money market instruments                           1,939,010          661,232
------------------------------------------------------------------------------
Total cash and cash equivalents                    7,072,703        1,421,161
------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

13.    STATEMENTS OF CASH FLOWS [Cont'd]

Net change in non-cash working capital balances related to operations

                                                                  2000            1999           1998
                                                                   $               $              $
---------------------------------------------------------------------------------------------------------
Accounts receivable                                          (1,293,682)     (1,092,063)      (295,398)
Investment tax credits and income taxes receivable                   --         960,524        205,534
Inventories                                                    (974,705)        498,868     (2,631,531)
Prepaid expenses                                                (79,170)        (25,397)      (146,925)
Accounts payable and accrued liabilities                        969,173      (2,356,816)     3,807,820
---------------------------------------------------------------------------------------------------------
                                                             (1,378,384)     (2,014,884)       939,500
---------------------------------------------------------------------------------------------------------

Non-monetary transaction

During the year ended October 31, 1998, the Corporation purchased other assets by assumption of debt for an amount of $9,512,826.

14.    SEGMENT DISCLOSURES

The Corporation considers it is operating in only one segment, which is the sector related to the market of acute surgical wound care. The Corporation allocates sales to individual countries according to the locations of the customers.

Geographic information

                                Sales                   Capital assets
                ----------------------------------  --------------------------
                      2000        1999       1998          2000         1999
                       $           $          $             $             $
------------------------------------------------------------------------------
Canada                  --          --         --        829,427      996,917
United States   12,900,732   5,454,337    317,937        298,077      268,839
England                 --          --         --      6,357,889           --
------------------------------------------------------------------------------
                12,900,732   5,454,337    317,937      7,485,393    1,265,756
------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

15.    COMPARATIVE FIGURES

Certain of the 1999 figures have been reclassified in order to conform with the presentation adopted in 2000.

16. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED STATES

The consolidated financial statements are prepared in accordance with Canadian GAAP. The following summary sets out the material adjustments to the Corporation's reported net loss, balance sheets and cash flows statements for the periods and dates indicated which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

[a]    Net loss

                                                                           2000             1999              1998
                                                                             $                $                 $
------------------------------------------------------------------------------------------------------------------------
Net loss under Canadian GAAP                                             (12,322,770)     (16,915,759)      (13,655,702)

Adjustment  related to  acquisition of equipment used in research
   and development                                               [i]              --               --            (3,203)
Adjustment  related to amortization of equipment used in research
   and development                                               [i]          30,932           40,995            81,937
Adjustment  related to disposal of equipment used in research and
   development                                                   [i]              --          220,910            22,680
Adjustment  related to gain on  disposal of  equipment  used in
   research and development                                      [i]              --          (93,146)           (9,324)
Adjustment related to deferred foreign exchange gain (loss)      [ii]       (299,411)         463,610          (491,020)
Adjustment related to stock option plan                          [iii]            --         (309,086)         (231,172)
------------------------------------------------------------------------------------------------------------------------
Net loss and comprehensive loss under U.S. GAAP                          (12,591,249)     (16,592,476)      (14,285,804)
Net loss per share under U.S. GAAP                                             (0.67)           (1.24)            (1,30)
------------------------------------------------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

16. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED
    STATES [Cont'd]

[b]   Balance sheets
                                                                                    Deferred
                                                                        Capital     foreign       Share
                                                                         assets     exchange     capital     Deficit
                                                                                      loss
                                                                           $           $            $           $
------------------------------------------------------------------------------------------------------------------------
October 31, 2000
Balance under Canadian GAAP                                            7,485,393     326,821    82,563,828  (67,753,263)

Adjustment   related  to  acquisition  of  equipment  used  in
   research and development                                      [i]    (833,252)         --            --     (833,252)
Adjustment  related  to  amortization  of  equipment  used  in
   research and development                                      [i]     568,403          --            --      568,403
Adjustment  related to disposal of equipment  used in research
   and development                                               [i]     243,590          --            --      243,590
Adjustment  related to gain on disposal of  equipment  used in
   research and development                                      [i]    (102,470)         --            --     (102,470)
Adjustment related to deferred foreign exchange loss (gain)      [ii]         --    (326,821)           --     (326,821)
Adjustment related to stock option plan                          [iii]        --          --       540,258     (540,258)
Adjustment related to share issuance costs                       [iv]         --          --    (5,704,910)   5,704,910
------------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                                                7,361,664          --    77,399,176  (63,039,161)
------------------------------------------------------------------------------------------------------------------------

October 31, 1999
Balance under Canadian GAAP                                            1,265,756      27,410    64,877,794  (52,471,562)

Adjustment   related  to  acquisition  of  equipment  used  in
   research and development                                      [i]    (833,252)         --            --     (833,252)
Adjustment  related  to  amortization  of  equipment  used  in
   research and development                                      [i]     537,471          --            --      537,471
Adjustment  related to disposal of equipment  used in research
   and development                                               [i]     243,590          --            --      243,590
Adjustment  related to gain on disposal of  equipment  used in
   research and development                                      [i]    (102,470)         --            --     (102,470)
Adjustment related to deferred foreign exchange loss (gain)      [ii]         --     (27,410)           --      (27,410)
Adjustment related to stock option plan                          [iii]        --          --       540,258     (540,258)
Adjustment related to share issuance costs                       [iv]         --          --    (2,745,979)   2,745,979
------------------------------------------------------------------------------------------------------------------------
Balance under U.S. GAAP                                                1,111,095          --    62,672,073  (50,447,912)
------------------------------------------------------------------------------------------------------------------------

Haemacure Corporation

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2000
 [In Canadian dollars]

16. RECONCILIATION OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND THE UNITED
    STATES [Cont'd]

[c]    Statements of cash flows
                                                                            2000            1999            1998
                                                                             $               $               $
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities under Canadian GAAP                (11,009,234)    (16,389,960)    (11,125,035)
Adjustment related to equipment used in research and development  [i]            --         220,910          19,477
-----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities under U.S. GAAP                    (11,009,234)    (16,169,050)    (11,105,558)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities under Canadian GAAP                  1,118,457        (160,290)      5,513,106
Adjustment related to equipment used in research and development  [i]            --        (220,910)        (19,477)
-----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities under U.S. GAAP                      1,118,457        (381,200)      5,493,629
-----------------------------------------------------------------------------------------------------------------------

[i]  Under Canadian GAAP, research and development equipment is capitalized and amortized over its estimated useful life. Under U.S. GAAP, costs to acquire such equipment with no alternative use are charged to operations as incurred. Any proceeds from disposals of such equipment with no alternative use would be included in income at the time of sale. This adjustment also includes the reversal of amortization on such assets capitalized under Canadian
     GAAP.

[ii] Under Canadian GAAP, the unrealized gains or losses arising from the translation of foreign currency monetary assets or liabilities that have a fixed or ascertainable life extending beyond one year are deferred and amortized over the term of the related item. Under U.S. GAAP, unrealized gains or losses arising from the translation of the
     Corporation's foreign currency long-term debt would be included in the statement of operations as they arose.

[iii] Under Canadian GAAP, the issuance of stock options in exchange of consulting services rendered by Directors of the
     Corporation is recorded without effect on income. Under U.S. GAAP, FAS 123 "Accounting for Stock-Based
     Compensation", transactions in which an entity issues its equity instruments to directors for services outside their role as a director should be recorded based on the fair value of the consideration received or the fair value of the equity instrument issued. Accordingly, the Corporation calculated the fair value of the stock options at the date of grant using a Black-Scholes option pricing model with the following assumptions for 1999 and 1998:
     risk-free interest rates of 6.75%; dividend yields of 0%; weighted-average volatility factors of the expected market price of the Corporation's common shares of 60% and a weighted average expected life of the options of 3 years.

[iv] Share issuance costs are recorded against deficit under Canadian GAAP. Such costs would be recorded against share capital under U.S. GAAP.

ITEM 18. FINANCIAL STATEMENTS

Not applicable.  See Item 17 (Financial Statements).

ITEM 19. EXHIBITS

1.1 Restated Articles of Incorporation of Haemacure, as amended to date (incorporated by reference to Exhibit 1.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

1.2    By-laws of Haemacure.

2.1 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin (incorporated by reference to Exhibit 2.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

2.2 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date (incorporated by reference to Exhibit 2.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

2.3 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC (incorporated by reference to Exhibit 2.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.1 Employment letter agreement, dated September 9, 1999 between Haemacure and Marc Paquin (incorporated by reference to Exhibit 3.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.2 Employment letter agreement, dated June 30, 1997 between Haemacure and David Karp (incorporated by reference to Exhibit 3.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.3 Employment letter agreement, dated October 12, 1994, between Haemacure and Christian Hours (incorporated by reference to Exhibit 3.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.4 Employment letter agreement, dated February 1, 1998 between Haemacure and Waldron Palmer (incorporated by reference to Exhibit 3.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.5 Employment letter agreement, dated June 30, 1997 between Haemacure and Elaine Whitmore (incorporated by reference to Exhibit 3.5 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.6 Lease, dated December 6, 1994, between Haemacure and Slough Estates Canada Limited, as amended to date (incorporated by reference to Exhibit
       3.6 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.7 Sublease, dated as of August 7, 1998, between Haemacure and Cryocath Technologies Inc, as amended to date (incorporated by reference to Exhibit 3.7 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.8 Sublease, dated March 22, 1999, between Haemacure and AT&T Canada Enterprises Company (incorporated by reference to Exhibit 3.8 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.9 License Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.9 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.10 Manufacturing Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.10 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.11 License Agreement, dated as of April 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Service, SRC (incorporated by reference to Exhibit 3.11 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.12 Supply Agreement, dated as of June 15, 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Service, SRC (incorporated by reference to Exhibit 3.12 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.13 Manufacturing Agreement, dated as of March 2000, between Haemacure and Bio Products Laboratory (incorporated by reference to Exhibit 3.13 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.14 Supply and Development Agreement, date March 16, 1999, between Haemacure and micromedics, inc. (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.15 Amendment to License Agreement, dated July 8, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.15 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.16 Letter of Understanding, dated August 10, 1999, among Haemacure, Immuno International AG, and the FTC's trustee (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.17   Haemacure Corporation 1996 Stock Option Plan, as amended.

4.18 Loan and Security Agreement, dated November 20, 2001, between HAE-US and UPS Capital Corporation.

4.19 Shareholder Protection Rights Plan Agreement dated January 24, 2001, between Haemacure and Trust General du Canada (incorporated by reference to Exhibit 4.1 to Haemacure's Form 8-A Registration Statement filed with the Commission on September 6, 2001).

4.20 Agreement dated February 15, 2001, between Haemacure and Pharmacia Corporation (portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

4.21 Settlement Agreement, September 20, 2001, between Haemacure and Baxter AG (as successor to Immuno International AG) (portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

8.1    List of Subsidiaries

                                   SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
                                        HAEMACURE CORPORATION



December 12, 2001                       /s/ Marc Paquin
                                        -----------------------------------
                                        Marc Paquin
                                        President and Chief Executive Officer

                                  Exhibit Index

1.1 Restated Articles of Incorporation of Haemacure, as amended to date (incorporated by reference to Exhibit 1.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

1.2    By-laws of Haemacure.

2.1 Shareholders Agreement, dated June 20, 1996, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., Patti Menard and Marc Paquin (incorporated by reference to Exhibit 2.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

2.2 Second Shareholders Agreement, dated July 31, 1998, among the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital, the Societe en Commandite Fonds D'Investissement en Biotechnologie Biocapital II, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC, as amended to date (incorporated by reference to Exhibit 2.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

2.3 Third Shareholders Agreement, dated as of June 15, 1999, among Investissements Biocapital, Multipede Holdings Inc., Fonds de Solidarite des Travailleurs du Quebec (F.S.T.Q.), Industries Devma Inc., and the ZLB Central Laboratory Blood Transfusion Service SRC (incorporated by reference to Exhibit 2.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.1 Employment letter agreement, dated September 9, 1999 between Haemacure and Marc Paquin (incorporated by reference to Exhibit 3.1 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.2 Employment letter agreement, dated June 30, 1997 between Haemacure and David Karp (incorporated by reference to Exhibit 3.2 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.3 Employment letter agreement, dated October 12, 1994, between Haemacure and Christian Hours (incorporated by reference to Exhibit 3.3 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.4 Employment letter agreement, dated February 1, 1998 between Haemacure and Waldron Palmer (incorporated by reference to Exhibit 3.4 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.5 Employment letter agreement, dated June 30, 1997 between Haemacure and Elaine Whitmore (incorporated by reference to Exhibit 3.5 to Haemacure's 20-F Registration Statement filed with the Commission on August 10,
       2000).

4.6 Lease, dated December 6, 1994, between Haemacure and Slough Estates Canada Limited, as amended to date (incorporated by reference to Exhibit
       3.6 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.7 Sublease, dated as of August 7, 1998, between Haemacure and Cryocath Technologies Inc, as amended to date (incorporated by reference to Exhibit 3.7 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.8 Sublease, dated March 22, 1999, between Haemacure and AT&T Canada Enterprises Company (incorporated by reference to Exhibit 3.8 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.9 License Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.9 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.10 Manufacturing Agreement, dated as of April 21, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.10 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.11 License Agreement, dated as of April 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Service, SRC (incorporated by reference to Exhibit 3.11 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.12 Supply Agreement, dated as of June 15, 1999, between Haemacure and the ZLB Central Laboratory Blood Transfusion Service, SRC (incorporated by reference to Exhibit 3.12 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.13 Manufacturing Agreement, dated as of March 2000, between Haemacure and Bio Products Laboratory (incorporated by reference to Exhibit 3.13 to Haemacure's 20-F Registration Statement filed with the Commission on August 10, 2000).

4.14 Supply and Development Agreement, date March 16, 1999, between Haemacure and micromedics, inc. (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.15 Amendment to License Agreement, dated July 8, 1997, between Haemacure and Immuno International AG (incorporated by reference to Exhibit 3.15 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.16 Letter of Understanding, dated August 10, 1999, among Haemacure, Immuno International AG, and the FTC's trustee (incorporated by reference to Exhibit 3.14 to Haemacure's Amendment No. 1 to 20-F Registration Statement filed with the Commission on April 2, 2001).

4.17   Haemacure Corporation 1996 Stock Option Plan, as amended.

4.18 Loan and Security Agreement, dated November 20, 2001, between HAE-US and UPS Capital Corporation.

4.19 Shareholder Protection Rights Plan Agreement dated January 24, 2001, between Haemacure and Trust General du Canada (incorporated by reference to Exhibit 4.1 to Haemacure's Form 8-A Registration Statement filed with the Commission on September 6, 2001).

4.20 Agreement dated February 15, 2001, between Haemacure and Pharmacia Corporation (portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

4.21 Settlement Agreement, September 20, 2001, between Haemacure and Baxter AG (as successor to Immuno International AG) (portions of this exhibit were omitted and filed separately with the Commission pursuant to an application for confidential treatment filed with the Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934).

8.1    List of Subsidiaries